Form 20-F
period 2018-12-31
Pepper Food Service Co., Ltd.
filed 2019-04-30
CIK 1740303

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of Registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of Registrant’s Name in English)

Japan

(Jurisdiction of incorporation or organization)

17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

(Address of principal executive offices)

Kensaku Ichinose, 81-3-3829-3210, 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

Telephone number: 81-3-3829-3210

Facsimile number: 81-3-3625-9250

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares*	N/A	NASDAQ Global Market
American Depositary Shares**	KPFS	NASDAQ Global Market

*	No par value. Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
**	American Depositary Receipts evidence American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: As of December 31, 2018, 20,818,200 shares of common shares were outstanding, including 4,800 shares represented by an aggregate of 24,000 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

-ii-

-iii-

Forward-Looking Statements

Certain matters discussed in this annual report on Form 20-F are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intend,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of these forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely, including, but not limited to, those described under “Risk Factors” and elsewhere in this annual report on Form 20-F herein and in our subsequent filings with the United States Securities and Exchange Commission, or the SEC. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We are under no obligation to, and expressly disclaim any obligation to, update, revise or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Certain Terms

In this annual report, “we,” “us,” “our,” “PFS,” the “Company,” and the “Group” refer to Pepper Food Service Co., Ltd. and its consolidated subsidiary, collectively, and “you” refers to the reader. We publish our consolidated financial statements in Japanese yen or ¥. This annual report on Form 20-F contains our audited consolidated financial statements and related notes as of December 31, 2018 and 2017 and for the years ended 2018, 2017 and 2016, or the Audited Annual Consolidated Financial Statements. Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. For the convenience of the reader, certain monetary amounts have been translated into U.S. dollars for the convenience of readers at the rate indicated. All references in this annual report to “yen” or “¥” are to Japanese yen and references to “US$” and “USD” are to the lawful currency of the United States of America. Additionally, our Audited Annual Consolidated Financial Statements, from which the majority of the figures included in the body of this report are taken, are rounded to the nearest thousands of yen or USD, as the case may be.

Our logos, Pepper Lunch™, Ikinari! Steak™ and other trademarks or service marks of ours appearing in this annual report are registered in Japan and elsewhere and are presented in English for the convenience of the reader.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our Audited Annual Consolidated Financial Statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our future results.

The following table sets forth selected consolidated financial data of the Company at the dates and for the periods indicated. The consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which are included in this Form 20-F beginning on page F-1. The consolidated financial data as of December 31, 2016 is derived from our audited consolidated financial statements not included in this Form 20-F. The consolidated financial statements have been audited in accordance with the PCAOB auditing standards in the United States by the Company’s independent registered public accounting firm. U.S. dollar amounts are presented based upon a foreign exchange rate on December 31, 2018 of US$1.00 = ¥109.7000, as certified by the Federal Reserve in its weekly release on January 7, 2019.

Consolidated Statement of Financial Position Data

	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2016
	(Thousands of USD)	(Thousands of yen)
Cash and cash equivalents	61,376	6,732,918	4,364,753	2,343,856
Total current assets	114,447	12,554,811	7,877,270	4,335,340
Total non-current assets	133,982	14,697,842	8,638,813	5,222,556

Total assets	248,429	27,252,653	16,516,083	9,557,896

Interest bearing loans and borrowings (current)	20,694	2,270,134	1,091,898	752,159
Total current liabilities	160,608	17,618,674	9,722,508	5,375,409
Interest bearing loans and borrowings (non-current)	26,721	2,931,278	1,438,523	676,816
Total liabilities	212,132	23,270,835	12,418,725	6,771,028
Total equity	36,297	3,981,818	4,097,358	2,786,868

Total equity and liabilities	248,429	27,252,653	16,516,083	9,557,896

Consolidated Statement of Profit or Loss Data

	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2016
	(Thousands of USD except amounts per share)	(Thousands of yen except amounts per share)
Revenue	447,457	49,086,078	28,629,731	18,135,190
Operating profit	15,947	1,749,345	1,789,873	882,490
Profit before tax	15,233	1,671,087	1,783,765	887,838
Income tax expense	(12,313)	(1,350,710)	(638,948)	(310,010)
Net profit	2,920	320,377	1,144,817	577,828
Earnings per share
Basic	0.141	15.44	56.82	29.51
Diluted	0.135	14.82	53.54	29.09
Total dividends per share	0.27	30	35	20

Note: Earnings per share have been restated to reflect the 2-for-1 common share split effective on September 1, 2017.

Dividends

The Companies Act (Act No. 86 of July 26, 2005), or the Companies Act, which is the primary corporation law in Japan, permits interim dividends to be paid once a year upon resolution by the board of directors if the company meets certain criteria and its articles of incorporation so stipulate. The Company may distribute interim dividends from surplus pursuant to Article 454, Paragraph 5 of the Companies Act to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of June 30 of each year pursuant to a resolution of the board of directors. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3.0 million.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in our general books of account prepared using Japanese generally accepted accounting principles, or Japanese GAAP. The adjustments included in the consolidated financial statements for IFRS purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. The adjustments relate to the differences in recognition and measurement of property plant and equipment, Niku (Beef) Mileage Program rewards, and assessment of the recoverability of deferred tax assets, and other differences between reported Japanese GAAP and IFRS. The adjustments increased retained earnings on the consolidated statement of financial position under IFRS from Japanese GAAP by ¥252,955 thousand as of December 31, 2018, and decreased retained earnings on the consolidated statement of financial position under IFRS from Japanese GAAP by ¥236,192 thousand and ¥49,084 thousand as of December 31, 2017 and 2016, respectively.

Both annual and interim dividends were distributed during fiscal year 2018. Interim dividends were distributed effective September 7, 2018 for an amount of ¥15 per share. Annual dividends were distributed effective March 29, 2019 in an amount of ¥15 per share.

Both annual and interim dividends were distributed during fiscal year 2017. Interim dividends were distributed effective September 8, 2017 for an amount of ¥20 per share. Annual dividends were distributed effective March 30, 2018 in an amount of ¥15 per share.

Both annual and interim dividends were distributed during fiscal year 2016. Interim dividends were distributed effective September 8, 2016 for an amount of ¥10 per share. Annual dividends were distributed effective March 30, 2017 in an amount of ¥10 per share.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We caution you that our business and operations are subject to a number of risks and uncertainties. The factors listed below are important factors that could cause our actual results to differ materially from our historical results and from projections in forward-looking statements contained in this annual report on Form 20-F, in our news releases, and in filings we make with regulatory authorities in Japan. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common shares to decline and you may lose all or part of your investment. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

Risks Related to our General Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of stores has increased from 655 (200 directly-owned) in 2017 to 883 (315 directly-owned) at the end of 2018. We intend to continue our growth either through developing additional directly-owned stores or through new restaurant development by franchisees, both in existing markets and in new markets, particularly in the United States and Asia. Such rapid development involves substantial risks, including the risk of:

•	the inability to identify suitable franchisees;

•	limited availability of financing for the Company and for franchisees at acceptable rates and terms;

•	development costs exceeding budgeted or contracted amounts;

•	delays in completion of construction;

•	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;

•	developed properties not achieving desired revenue or cash flow levels once opened;

•	the negative impact of a new restaurant upon sales at nearby existing restaurants;

•	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;

•	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;

•	impairment charges resulting from underperforming restaurants or decisions to curtail or cease investment in certain locations or markets;

•

in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;

•	operating cost levels that reduce the demand for, or raise the cost of, developing new restaurants;

•	the challenge of identifying, recruiting and training qualified restaurant management;

•	the inability to obtain all required permits;

•	changes in laws, regulations and interpretations; and

•	general economic and business conditions.

Although we manage our growth and development activities to help reduce such risks, we cannot provide assurance that our present or future growth and development activities will perform in accordance with our expectations. Our inability to expand in accordance with our plans or to manage the risks associated with our growth could have a material adverse effect on our results of operations and financial condition.

Our outstanding debt agreements may limit our flexibility in operating our business and we are operating in negative working capital.

In March 2016, March 2017 and March 2018, we entered into three separate Delayed Draw Term Loan Agreements with MUFG Bank, Ltd. for loans in the aggregate amount of ¥2,500,000 thousand. These loans were originally secured by certain of our assets, but as of April 10, 2018, the collateral on each loan has been removed as a result of improvements in our credit. No other material terms were changed. These agreements contain various restrictive covenants including, among others, continuously maintaining a positive “ordinary profit” under Japanese GAAP each year throughout the period of the loans. Ordinary profit is profit excluding extraordinary items as defined under Japanese GAAP, such as impairment losses and provisions for onerous lease contracts, from profit before tax and was ¥3,876,615 thousand, ¥2,322,776 thousand and ¥973,054 thousand for the years ended 2018, 2017 and 2016, respectively.

A breach of these or other covenants could result in an event of default under these agreements and could lead to an increase in the applicable interest rates under these agreements. Although we are currently in compliance with all covenants, in the case of a continuing event of default, MUFG Bank, Ltd. could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit.

Amounts attributable to repayment of these loans contributed to our negative working capital as of December 31, 2018. If our revenues decrease materially or we experience a significant increase in our expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

Substantially all of our revenues are from Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our reporting currency is the Japanese yen and our operations in other countries use the applicable local currency. Substantially all of our revenues are from Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by government policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations as expressed in Japanese yen.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

We are actively expanding in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We opened our first franchise store operated by an overseas franchisee in November 2003. As of December 31, 2018, we had overseas franchises in the United States, Republic of Singapore, Australia, Canada, and elsewhere. We seek to proactively expand our overseas business in the future including into new regions for us, particularly Europe, Asia and New Zealand. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These factors include fiscal and monetary policies, and laws, regulations and policies on financial markets. In addition, we could be impacted by labor shortages in Japan or other markets. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition and results of operations.

We are substantially dependent upon SFoods Inc. for the food supply to our restaurants.

We rely on one food supplier, SFoods Inc., for a large majority of our food supply of directly-owned and franchised restaurants, accounting for approximately 68% of the Company’s and our franchisees’ overall supply requirements, which primarily includes food supplies. If we lost SFoods Inc. as a supplier, it could disrupt our operations until we are able to find an alternative supplier. They are also a related party and our second largest shareholder with 2,466,000, or approximately 12%, of our common shares as of December 31, 2018.

Failure by SFoods Inc., or another supplier to our restaurants, to meet its service requirements could lead to a disruption of service or supply until a new supplier or distributor is engaged, and any disruption could have an adverse effect on our business. In addition, SFoods Inc. provides us with credit on terms that might not be available in other supply relationships.

We have negative working capital and may not be able to raise additional funds on satisfactory terms to repay outstanding indebtedness, which could adversely impact our operations and development plans.

We had negative working capital in the amount of ¥5,063,863 as of December 31, 2018 as a result of our arrangements under our principal food supply agreements, including those with SFoods Inc. The agreements provide us with credit terms for food and supply purchases. We frequently collect cash from sales activities (including store sales and sales to our franchise operators) within a shorter period of time than that required for payment under the food supply agreements. This provides us with favorable liquidity to help fund our operations and investment activities, including restaurant expansions. In addition, we have historically used bank borrowings to finance our operations and investment activities.

A key factor affecting the cost and availability of bank borrowings to finance operations and investment activities is our credit rating. Our credit rating depends on many factors, some of which are outside of our control. Significant factors in determining our credit ratings or that otherwise could affect our ability to raise financing include our ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, and capital ratios. Deterioration in any one of these factors or in any combination of these factors, including extraordinary losses, may lead rating agencies to downgrade our credit ratings.

If our revenues decrease materially, or key suppliers, including SFoods Inc., change payment terms, or we experience a downgrade in our credit ratings, we may not have enough available cash to repay outstanding indebtedness when due. Further, we may not be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to repay such indebtedness. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

Shortages or interruptions in the availability and delivery of food and other supplies may disrupt our operations and result in increased costs or reduced revenues.

We rely on a supply of beef from a specific place of origin, with around 90% of our beef originating from the U.S. Further, the remaining 10% of our beef is supplied from Commonwealth of Australia (Australia).

We, along with our franchisees, are also dependent upon third parties to make frequent deliveries of food and beverage products and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items and other supplies to our restaurants could adversely affect the availability, quality and cost of items we use and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters, increased demand, problems in production or distribution, restrictions on imports or exports, the inability of vendors to obtain credit, political instability in the countries in which suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers’ or distributors’ failure to meet our standards, product quality issues, inflation, the price of gasoline, other factors relating to the suppliers and distributors and the countries in which they are located, food safety warnings or advisories or the prospect of such pronouncements, the cancelation of supply or distribution agreements or an inability to renew such arrangements or to find replacements on commercially reasonable terms, or other conditions beyond our control or the control of our franchisees. While we will aim to diversify our food supply, there is no assurance that we will be able to diversify our procurement of beef or other raw materials.

A shortage or interruption in the availability of certain food products, such as beef, or supplies could increase costs and limit the availability of products critical to our restaurant operations, which in turn could lead to restaurant closures and/or a decrease in sales.

An increase in food prices may have an adverse impact on our and our franchisees’ profit margins.

We and our franchisees are subject to volatility in food and commodity costs and availability. Accordingly, our profitability depends in part on our ability to anticipate and react to changes in food costs and availability. As is true of all companies in the restaurant industry, we are susceptible to increases in food costs, such as those for beef, that are outside of our control. Factors that can impact food and commodity costs include general economic conditions, seasonal fluctuations, weather and climate conditions, global demand, trade protections and subsidies, food safety issues, infectious diseases, possible terrorist activity, currency fluctuations, product recalls and government regulatory schemes. As a result, the historical prices of raw materials used in the operation of our restaurant locations have fluctuated. We cannot assure you that we or our franchisees will continue to be able to purchase raw materials at reasonable prices, or that prices of raw materials will remain stable in the future. In addition, a significant increase in gasoline prices could result in the imposition of additional charges by our distributors.

Because our franchisees provide competitively priced food, we may not have the ability to pass through to customers the full amount of any commodity price increases. If we and our franchisees are unable to manage the cost of raw materials or to increase the prices of products proportionately, it may have an adverse impact on our and our franchisees’ profit margins and their ability to remain in business, which would adversely affect our results of operations.

Our success depends substantially on our ability to maintain our corporate reputation and on the value and perception of our brands.

Our success depends in large part upon our and our franchisees’ ability to maintain and enhance the value of our brands and our customers’ loyalty to our brands. Brand value is based in part on consumer perceptions on a variety of subjective qualities. Business incidents, whether isolated or recurring, and whether originating from us, franchisees, competitors, suppliers or distributors, can significantly reduce brand value and consumer trust, particularly if the incidents receive considerable publicity or result in litigation. For example, our brands could be damaged by claims or perceptions about the quality or safety of our products or the quality or reputation of our suppliers, distributors or franchisees, regardless of whether such claims or perceptions are true. Any such incidents (even if resulting from actions of a competitor or franchisee) could cause a decline directly or indirectly in consumer confidence in, or the perception of, our brands and/or our products and reduce consumer demand for our products, which would likely result in lower revenues and profits. Additionally, our corporate reputation could suffer from a real or perceived failure of corporate governance or misconduct by a company officer, or an employee or representative of us or a franchisee.

Our success depends in part upon effective advertising and marketing campaigns, which may not be successful, and upon franchisee support of such advertising and marketing campaigns.

We believe our brands are critical to our business. We expend resources in our marketing efforts using a variety of media, including social media. We expect to continue to conduct brand awareness programs and customer initiatives to attract and retain customers. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than us. Should our competitors increase spending on marketing and advertising, or should our advertising and promotions be less effective than our competitors, our business, financial condition and results of operations could be materially adversely affected.

The support of our franchisees is critical for the success of our advertising and marketing campaigns we seek to undertake, and the successful execution of these campaigns will depend on our ability to maintain alignment with our franchisees. While we maintain control over advertising and marketing materials and can mandate certain strategic initiatives pursuant to our franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful.

Food safety and food-borne illness concerns disrupt our operations and adversely affect our operations and financial results.

Food safety is a top priority for our company, and we expend significant resources on food safety programs to ensure that our customers are able to enjoy safe and high-quality food products. Nonetheless, food safety risks cannot be completely eliminated, and food safety and food-borne illness issues do occur in the food service industry, especially those specializing in serving meet, such as beef. Food-borne illnesses, such as E. coli, hepatitis A, trichinosis and salmonella, occur or may occur within our system from time to time. In addition, food safety issues such as food tampering, contamination and adulteration occur or may occur within our system from time to time. Any report or publicity linking one of our restaurants, or linking our competitors or our industry generally, to instances of food-borne illness or food safety issues could adversely affect our brands and reputations as well as our revenues and profits, and possibly lead to product liability claims, litigation and damages. If a customer of one of our restaurant locations becomes ill as a result of food safety issues, restaurants in our system may be temporarily closed, which would decrease our revenues. In addition, instances or allegations of food-borne illness or food safety issues, real or perceived, involving our restaurants, restaurants of competitors, or suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), or otherwise involving the types of food served at our restaurants, could result in negative publicity that could adversely affect our sales or the sales of our franchisees. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

Failure to protect our trademarks or other intellectual property could diminish the value of our brand and harm our business.

We regard our trademarks and other marks related to our restaurant businesses, particularly our Pepper Lunch™ and Ikinari! Steak™ trademarks, our jointly-owned patents for equipment used in our restaurants, as well as our solely owned patent for our steak serving system as having significant value and being important to our marketing efforts. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, design rights and other rights, such as trade secret and unfair competition laws, to protect our directly-owned and franchise stores and services from infringement. We have two jointly-owned patents for equipment used in our restaurants, as well as registered trademarks in Japan, the United States and various other foreign jurisdictions. We have an exclusive right to purchase an electromagnetic cooker under our agreement with the co-owner of our patent. We also have a right to purchase an iron plate on a non-exclusive basis pursuant to our agreement with the joint holder of the iron plate’s patent. If our competitors begin purchasing and utilizing the iron plate, it could diminish the value of our brand, which may adversely impact our revenues and results.

From time to time we become aware of names and marks confusingly similar to ours, or similar equipment, being used by other persons or businesses. Although our policy is to oppose any such infringement of our patents or trademarks, further or unknown unauthorized uses or other misappropriation of our trademarks or other marks could diminish the value of our brands and adversely affect our business. In addition, effective intellectual property protection may not be available in every country in which our franchisees have, or intend to open or franchise, a restaurant. There can be no assurance that these protections will be adequate and defending or enforcing our service marks and other intellectual property could result in the expenditure of significant resources. We may also face claims of infringement that could interfere with the use of the proprietary know-how, concepts, recipes, or trade secrets used in our business. Defending against such claims may be costly, and we may be prohibited from using such proprietary information in the future or forced to pay damages, royalties, or other fees for using such proprietary information, any of which could negatively affect our business, reputation, financial condition, and results of operations.

We could be party to litigation that could adversely affect us by increasing our expenses, diverting management attention or subjecting us to significant monetary damages and other remedies.

We may become involved in legal proceedings involving consumer, employment, real estate related, tort, intellectual property, breach of contract, securities, derivative and other litigation. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any such claims have merit, or whether we are ultimately held liable or settle, such litigation may be expensive to defend and may divert resources and management attention away from our operations and negatively impact reported earnings. With respect to insured claims, a judgment for monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results of operations.

In addition, the restaurant industry around the world has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to customer health issues, including weight gain and other adverse effects. These concerns could lead to an increase in the regulation of the content or marketing of our products. We may also be subject to such claims in the future and, even if we are not, publicity about these matters (particularly directed at the quick service and fast-casual segments of the retail food industry) may harm our reputation and adversely affect our business, financial condition and results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

Our future success is heavily dependent upon the continued service of our key executives. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Although we maintain key person life insurance for Mr. Kensaku Ichinose, our Chief Financial Officer, such coverage may not be adequate to protect us in the event of loss of such personnel. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

Changes in, or noncompliance with, governmental regulations may adversely affect our business operations, growth prospects or financial condition.

We and our franchisees are subject to numerous laws and regulations in the countries in which we operate. These laws and regulations may change regularly and are becoming increasingly complex.

Compliance with new or existing laws and regulations could impact our operations. The compliance costs associated with these laws and regulations could be substantial. Any failure or alleged failure to comply with these laws or regulations could adversely affect our reputation, international expansion efforts, growth prospects and financial results or result in, among other things, litigation, revocation of required licenses, internal investigations, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. Publicity relating to any such noncompliance could also harm our reputation and adversely affect our revenues.

Risks Related to our Relationships with Franchisees

If we or our franchisees are unable to protect our customers’ credit card data and other personal information, we and our franchisees could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information expose us and our franchisees to increased risk of privacy and/or security breaches as well as other risks. In connection with credit or debit card transactions in-restaurant, confidential information is collected and transmitted by way of secure private retail networks. Additionally, we and our franchisees collect and store personal information from individuals, including customers and employees.

Although we use secure private networks to transmit confidential information and debit card sales, our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach.

If a person is able to circumvent our or our franchisees’ security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We or our franchisees may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we or our franchisees may also be subject to lawsuits or other proceedings relating to these types of incidents. Additionally, any such incident may cause a breach of the privacy laws of Japan or other jurisdictions, which may subject us to fines or other penalties, as well as reputational damage. Any such claim or proceeding could cause us or our franchisees to incur significant unplanned expenses, which could have an adverse impact on our financial condition, results of operations and cash flows. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on us and our franchisees’ restaurants.

We and our franchisees rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. We and our franchisees rely on computer systems and information technology to conduct our business. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure, or a breach in the security of our computer systems caused by malware or other attack, could cause reduced efficiency in operations, loss or misappropriation of data, or other business interruptions; or could negatively impact delivery of food to restaurants, or financial functions such as vendor payment, employee payroll, franchise operations reporting, or our ability to receive customer payments through our POS or other systems, which, in each case, could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

Despite the implementation of protective measures, our systems are subject to damage and/or interruption as a result of power outages, computer and network failures, computer viruses and other disruptive software, security breaches, catastrophic events, and improper usage by employees. Such events could result in a material disruption in operations, a need for a costly repair, upgrade or replacement of systems, or a decrease in, or in the collection of, royalties and advertising fund contributions paid to us by our franchisees. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability which could materially affect our results of operations. It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

We may engage in litigation with our franchisees, which could be costly and time-consuming to our management and adversely affect our ability to attract and retain franchisees.

Although we believe we generally enjoy a positive working relationship with the vast majority of our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brands, the consistency of our products and the customer experience. We may also engage in future litigation with franchisees to enforce our contractual indemnification rights if we are brought into a matter involving a third party due to the franchisee’s alleged acts or omissions. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure document, including claims based on financial information contained in our franchise disclosure document or failure to properly provide a disclosure document. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with franchisees and our ability to attract new franchisees. Any negative outcome of these or any other claims could materially adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brands. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

We are subject to various Japanese laws that may adversely impact our relationship with our franchisees and expose us to financial risk.

Various Japanese laws, including the Small and Medium-sized Retail Business Promotion Act which aims to promote and protect small and medium-sized companies such as many of our franchisees, among others, govern our relationship with our franchisees. A franchisee and/or a government agency, such as the Small and Medium Enterprise Agency, may facilitate or bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

In addition, we are required, as a restaurant business, under national and local government regulations to obtain and maintain licenses, permits, and approvals to operate our businesses. Such regulations are subject to change from time to time. Any failure by us or our franchisees to obtain and maintain these licenses, permits, and approvals could adversely affect our financial results.

The failure of our franchisees to operate successful and profitable restaurants or a termination of our franchise agreement by a franchisee prior to the termination of our lease for a sub-leased franchise location could negatively impact our business.

The opening and continued success of franchise-operated restaurants depends on various factors, including the demand for our franchises, the selection of appropriate franchisee candidates, the identification and availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the availability of financing, and the financial and other capabilities of our franchisees and developers. Despite the due diligence we perform during the recruiting process, we cannot assure you that the franchisees and developers planning the opening of franchise-operated restaurants will have the business abilities or sufficient access to financial resources necessary to open the restaurants as required by their agreements. Nor can we assure that they will prove to be effective operators and remain aligned with us with respect to operations, pricing, promotional or capital-intensive initiatives.

If our franchisees incur too much debt, if their operating expenses, including commodity prices of food supplies, such as beef, increase or if economic or sales trends deteriorate such that they are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy. If a significant number of our franchisees become financially distressed, our operating results could be impacted through reduced or delayed royalty payments. Our success also depends on the willingness and ability of our franchisees to implement major initiatives, which may include financial investment. Our franchisees may be unable to successfully implement strategies that we believe are necessary for their further growth, which in turn may harm the growth prospects and financial condition of the company. Additionally, the failure of our franchisees to focus on the fundamentals of restaurant operations, such as quality service and cleanliness (even if such failures do not rise to the level of breaching the related franchise documents), could have a negative impact on our business.

In addition, some of our franchised locations are directly leased by us, and then sub-leased to our franchisees. If our franchise agreement with our franchisee is terminated prior to the termination of the lease, we may be required to incur significant costs if we are unable to select an alternative franchisee for that location or are unable to otherwise directly operate that location. Therefore, a termination of our franchise agreement prior to the termination of our lease could result in significant expenses as well as a loss of the associated franchise fees and royalty payments which may not be fully offset by the security deposits, which could adversely affect our revenues, cash flow and liquidity.

Our franchisees could take actions that could harm our business and may not accurately report sales.

Our franchisees are contractually obligated to operate their restaurants in accordance with the operations, safety, and health standards set forth in our agreements with them and applicable laws. However, although we will attempt to properly train and support all of our franchisees, franchisees are independent third parties whom we do not control. The franchisees own, operate, and oversee the daily operations of their restaurants, and their employees are not our employees. Accordingly, their actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and applicable franchise laws in the jurisdictions where our restaurants are located may limit our ability to terminate or not renew these franchise agreements. Moreover, despite our training, support and monitoring, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and adequately train qualified managers and other restaurant personnel. The failure of our franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our franchised restaurants or involving one of our franchisees could have a material adverse effect on our reputation, our brands, our ability to attract prospective franchisees, our directly-owned restaurants, and our business, financial condition or results of operations.

If we fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new franchised restaurants and increase our revenues could be materially adversely affected.

The opening of additional franchised restaurants depends, in part, upon the availability of prospective franchisees who meet our criteria. Our growth strategy requires us to identify, recruit and contract with a significant number of new franchisees each year. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or they may elect to cease restaurant development for other reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new restaurants as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenues and materially adversely affect our business, financial condition and results of operations.

Our brands may be limited or diluted through franchisee and third-party activity.

Although we monitor and regulate franchisee activities through our franchise agreements, franchisees or other third parties may refer to or make statements about our brands that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brands or place our brands in a context that may tarnish our reputation. This may result in dilution of or harm to our intellectual property or the value of our brands. Franchisee’s noncompliance with the terms and conditions of our franchise agreements may reduce the overall goodwill of our brands, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties may use our intellectual property to trade on the goodwill of our brands, resulting in consumer confusion or dilution. Any reduction of our brands’ goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and results of operations.

Risks Related to Our Industry

The retail food industry in which we operate is highly competitive and an increase in competition could adversely affect our business.

The retail food industry in which we operate is highly competitive with respect to price and quality of food products, new product development, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If consumer or dietary preferences change, if our marketing efforts are unsuccessful, or if our restaurant locations are unable to compete successfully with other retail food outlets in new and existing markets, our business could be adversely affected. We also face growing competition as a result of convergence in grocery, convenience, and restaurant services, including the offering by the grocery industry of convenient meals. Competition from delivery aggregators and other food delivery services has also increased in recent years, particularly in urbanized areas. Increased competition could have an adverse effect on our sales, profitability or development plans, which could harm our financial condition and operating results.

Changes in demographic trends and in customer tastes and preferences could cause sales to decline.

Changes in customer preferences, demographic trends, and the number, type, and location of competing restaurants have great impact in the restaurant industry. Our sales could be impacted by changes in customer preferences in response to dietary concerns, such as preferences regarding calories, sodium content, carbohydrates, and fat. Such preference changes could result in customers favoring other foods to the exclusion of some or all of our menu items. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

Our business may be adversely impacted by changes in consumer discretionary spending and general economic conditions.

Purchases at our restaurant locations are discretionary for consumers and, therefore, our results of operations are susceptible to economic slowdowns and recessions. Some of the factors that impact discretionary consumer spending include unemployment rates, fluctuations in the level of disposable income, the price of gasoline, stock market performance and changes in the level of consumer confidence. These and other macroeconomic factors could have an adverse effect on sales at our restaurant locations, which could lead to an adverse effect on our profitability or development plans, and harm our financial condition and operating results.

Negative publicity relating to one of our restaurant locations or the industry could reduce sales at some or all of our other restaurant locations.

Our success is dependent in part upon our ability to maintain and enhance the value of our brands, consumers’ connection to our brands and positive relationships with our franchisees. We may, from time to time, be faced with negative publicity relating to food quality, public health concerns, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant location may extend far beyond that restaurant or franchisee involved to affect some or all of our other directly-owned or franchised restaurants. In addition, our business can be materially and adversely affected by widespread negative publicity of any type, particularly regarding food quality, food safety, nutritional content, safety or public health issues (such as outbreaks, epidemics, or the prospect of a pandemic), obesity or other health concerns, animal welfare issues, and employee relations issues, among other things.

The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations. Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims would have a material adverse effect on our business, financial condition and results of operations. Consumer demand for our products and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could have a material adverse effect on our business, financial condition and results of operations.

Health concerns arising from outbreaks of viruses or other diseases may have an adverse effect on our business.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic. The occurrence of such an outbreak of an epidemic illness or other adverse public health developments could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of restaurants, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Furthermore, viruses may be transmitted through human contact, and the risk of contracting viruses could cause employees or guests to avoid gathering in public places, which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if jurisdictions in which our restaurants operate impose mandatory closures, seek voluntary closures or impose restrictions on operations of restaurants. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or health risk may affect our business.

Natural disasters could disrupt our operations temporarily or permanently and negatively affect our business performance.

If a large-scale natural disaster, such as an earthquake, flood, typhoon, among others, occurs in an area that includes the Company’s restaurants, distribution centers, or the like, or should regions in which franchisees are located experience the disruption of social infrastructure or power shortages and other impacts due to similar natural disasters, it may become difficult to perform ordinary business activities and the Company’s business performance may be negatively affected (e.g., decrease in sales due to the inability to operate the stores, physical harm suffered by customers and employees, difficulty in purchasing as a result of damage to a distribution center or the ordering system).

Risks Related to the Ownership of our American Depositary Shares (ADSs)

We expect that the price of our ADSs may fluctuate substantially due to internal and external factors, many of which are beyond our control.

The market price of our ADSs could be affected by a number of factors, including:

•	any failure to meet or exceed revenue and financial projections we provide to the public;

•	actual or anticipated variations in our quarterly operating results or those of other companies in our industry;

•	our failure to meet or exceed the estimates and projections of the investment community;

•	general market conditions and overall fluctuations in the United States or Japanese equity markets;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	additions or departures of our key management personnel;

•	issuances by us of debt or equity securities;

•

litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

•	changes in the market valuations of similar companies;

•	significant sales of the ADSs or common shares by our shareholders in the future; and

•	the trading volume of our ADSs in the United States.

In the past, securities markets have experienced significant price and volume fluctuations not related to the operating performance of particular companies. Future market fluctuations may also materially adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

The value of our ADSs may not exactly track the price of our common shares.

Our common shares currently trade on the Tokyo Stock Exchange (TSE) under stock code number 3053.T. Active trading volume and efficient pricing for our common shares on the TSE will usually, but not necessarily, indicate similar characteristics in respect of our ADSs. In addition, the terms and conditions of our agreement with our depositary may result in less liquidity or lower market value of our ADS than for our common shares. Since the holders of our ADSs may surrender our ADSs to take delivery of and trade our common shares (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for our common shares may result in an illiquid market for our ADSs. Therefore, the trading price of our common shares may not be correlated with the price of our ADSs.

If securities or industry analysts publish negative reports or cease to publish reports about our business, the price and trading volume of our securities could decline.

The trading market for our ADSs depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluation of our common shares, the price of the ADSs could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market for the ADSs, which in turn could cause the price of the ADSs or trading volume to decline or adversely affect the liquidity of the market for the ADSs.

We cannot assure you that a liquid trading market for our ADSs will develop.

We have listed our ADSs representing our common shares on the NASDAQ Global Market on September 27, 2018; however, we cannot assure you that we will be able to maintain any such listing. Furthermore, although we anticipate a mechanism allowing shares of common shares to be exchanged at a certain variable to ADSs, we may experience procedural or regulatory difficulties in the exchange of common shares for ADSs.

In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of our common shares. This would also make it more difficult for us to raise additional capital or attract qualified employees or franchisees.

Furthermore, the stock market in general has historically experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our ADSs representing our common shares, which could cause a decline in the value of any ADSs representing our common shares. Price volatility might be worse if the trading volume of any ADSs representing our common shares is low.

Rights of shareholders under Japanese law may be different from those under the laws of the United States and holders of ADSs may have difficulty asserting voting and other rights.

Our articles of incorporation, the regulations of our board of directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders rights are different from those that would apply if we were a company incorporated in the United States. Shareholders’ rights under Japanese law are different in some significant respects from shareholders’ rights under the laws of the United States. These differences include, but are not limited to, limitations on voting shares that comprise less than one full unit of our shares, the right to participate in a demand for the convocation of a general meeting of shareholders, and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. Only holders of

“units,” each comprised of 100 common shares, are entitled to vote. A holder of less than one unit is not entitled to any voting rights pertaining to the underlying shares. Since each ADS represents one-fifth of a common share, ADS holders who do not hold at least one unit will have more difficulty in asserting rights as a shareholder of our Company than they would as a shareholder of a corporation organized in the United States.

Dividend payments and the amount you may realize upon a sale of our common shares or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of the common shares represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of the common shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common shares.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Our Chief Executive Officer owns a substantial amount of our common shares, which may limit a shareholder’s ability to influence our business and affairs.

As of December 31, 2018, Kunio Ichinose, the Company’s Chief Executive Officer and director, beneficially owned approximately 17% of our outstanding common shares (including common shares represented by ADSs). In his role as an officer and director of our Company, Mr. Ichinose is subject to restrictions under the Companies Act of Japan, which requires a director to refrain from voting on matters in which he is materially interested at meetings of our Board of Directors. However, as a shareholder, Mr. Ichinose may be able to influence the outcome of matters submitted to shareholders for approval, including the election of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder’s ability to fully influence our business and affairs through voting its common shares may be limited.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We require significant resources and management attention, and we have incurred and will continue to incur increased costs as a result of being a U.S.-listed public company.

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of NASDAQ. The various financial and other reporting obligations place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant legal, accounting and other expenses. These rules and regulations to increase our legal and financial compliance costs and may divert management’s attention to ensure compliance and to make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ADSs from NASDAQ Global Market, fines, sanctions and other regulatory action.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, subject to certain phase-in periods that may be available to us as an emerging growth company, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Although we currently qualify as an emerging growth company, which presently exempts us from the internal control requirements of Section 404 of Sarbanes-Oxley, we may lose our emerging growth status in the future if we no longer meet the qualifications. For example, if we become a large accelerated filer, with a public float in excess of US$700 million, we could become subject to the requirements of Section 404 as early as December 31, 2019.

When we become subject to Section 404, we expect that compliance will incur substantial accounting expenses and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. The costs of compliance with the foregoing requirements may have a material adverse effect on our future performance, results of operations, cash flows and financial condition.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of NASDAQ, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company” as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We also plan to take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the trading price of the ADSs may be more volatile.

Sales of a substantial number of our common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of our ADSs to fall.

Sales of a substantial number of shares of our common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

Shares eligible for future sale, including stock options that we grant from time to time, may adversely affect the market of our common shares or ADSs.

We have a material number of common shares underlying securities of our Company, the future sale of which could dilute our existing shareholders and depress the price of our publicly-traded shares. As of December 31, 2018, 1,140,300 common shares are issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥1,683.24 per share. If and when these options are exercised into our common shares, our shares outstanding will increase. Such increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for our common shares and ADSs, and the market price of our common shares and ADSs.

We provide a stock option plan for the Company’s directors, internal corporate auditors, and employees. We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. Accordingly, the Company may issue new stock for the plan, which may dilute the value and voting power of the ADSs of existing holders.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADS than they would if they owned the number of shares or other deposited securities directly. ADSs holders will receive these distributions in proportion to the number of common shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint stock corporation (kabushiki kaisha) with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or corporate auditors, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were originally established in February 1970 by Kunio Ichinose, our current Representative Director, President and Chief Executive Officer, as a Western-style food restaurant business named “Kitchen Kuni.” We were incorporated in October of 1985 under the name Yugen Kaisha Kuni. In August of 1995, we changed our legal structure to that of a Kabushiki Kaisha, a joint stock company, and changed our corporate name to “Pepper Food Service Co., Ltd.” We are domiciled in Japan and exist as a joint stock company established under the Companies Act of Japan. Our registered and principal executive offices are located in Japan at 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan, and our telephone number is +81 3-3829-3210. Our website is http://www.pepper-fs.co.jp (the information contained in our website is not a part of this annual report on Form 20-F and no portion of such information is incorporated herein). The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information, including this annual report on Form 20-F.

We first introduced our Pepper Lunch™ brand in connection with the opening in July 1994 of Pepper Lunch™ Ofuna, the Company’s first franchise store, in Kamakura, Kanagawa, Japan. Pepper Lunch™ is open for lunch as well as throughout the day into the evening depending on the hours of operation for the particular store. The concept of Pepper Lunch™ involved the introduction of an electromagnetic cooking device with a timer. This was followed by the opening of Pepper Lunch™ Asakusa as the Company’s first directly-owned store in September 1994. In March 2003, we opened Pepper Lunch™ Unicus Minami-Furuya, our first food court store, in Kawagoe, Saitama, Japan, which introduced the use of an electromagnetic cooking device with a heat sensor.

Since November 2003, we have introduced Pepper Lunch™ store locations outside of Japan, including in Taipei, Taiwan; Republic of Singapore; Beijing, People’s Republic of China (China); Jakarta, Republic of Indonesia (Indonesia); Sydney, Australia; Bangkok, Thailand; Manila, Republic of the Philippines (Philippines); Kuala Lumpur, Malaysia; and British Columbia, Canada.

In December 2013, we opened our first Ikinari! Steak™ restaurant in Ginza, Japan, and in February 2017, we opened our first United Sates Ikinari! Steak™ location in New York. The concept for Ikinari! Steak™ is low-priced, standing-style steak restaurant, resulting in quicker turnover of customers.

Our U.S. operations are managed by Kuni’s Corporation, our wholly-owned U.S. subsidiary and our resident agent in the United States. Its headquarters is located at 98 8th Ave., New York, New York 10011, USA.

The following table sets forth the average JPY check amount per customer for our Pepper Lunch™ and Ikinari! Steak™ restaurants for the periods presented.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Pepper Lunch™	1,000	987	955
Ikinari! Steak™	2,031	2,020	2,018

The price of entrée menu items at Pepper Lunch™ ranges from ¥560 to ¥1,880 and the price of steak ranges from ¥6.6 to ¥12 per gram at Ikinari! Steak™.

Our common shares were initially listed on the Tokyo Stock Exchange’s Mothers market, or the TSE, in September 2006. In May 2017, our common shares were promoted to the Second Section of the TSE under the rules of the TSE which provide that companies listed on Mothers for 10 years are to be promoted to the Second Section. In August 2017, our common shares were promoted to the First Section of the TSE in order to sell our Company’s common shares on a larger and more prominent stock market. We believe there are certain benefits for us due to our promotion to the First Section, including facilitating employee hiring and interest from potential franchisees. In September 2018, we completed our registration under the Exchange Act and listed our ADSs, each representing one-fifth of one of our ordinary shares, on the NASDAQ Global Market under the ticker symbol “KPFS.”

Our growth strategy focuses on recruiting new franchisees and opening new directly-owned restaurants. Accordingly, mergers and acquisitions have not been a material part of our growth strategy, and we have not engaged in any mergers and acquisitions or divestitures in the last three years.

B.	Business Overview

General

Under a variety of brand names, we directly-own or franchise restaurants. We operate substantially all of our directly-owned restaurants, although a limited number are outsourced and operated under contracts with third parties, who cover certain operating activities and associated costs, primarily labor. Our primary brands include our Pepper Lunch™ and Ikinari! Steak™ brands, both of which utilize at all stores electromagnetic cookers that incorporate a temperature sensor to automatically switch off the heat at appropriate intervals, and serve food on a skillet to allow for maintained warmth.

As of March 31, 2019, there were a total of (i) 478 Pepper Lunch™ locations, (56 directly-owned and 422 franchised) of which 160 restaurants (55 directly-owned and 105 franchised) are located in Japan and 318 (1 directly-owned and 317 franchised) are located outside of Japan; and (ii) 439 Ikinari! Steak™ restaurants (283 directly-owned and 156 franchised), of which 433 (277 directly-owned and 156 franchised) are located in Japan and six are located outside of Japan (all are directly-owned by Kuni’s Corporation, our subsidiary).

In addition to Pepper Lunch™ and Ikinari! Steak™, we also franchise and operate other restaurant businesses, such as “Chargrilled Steak Kuni,” a cut-to-order steak restaurant, “Kodawari Tonkatsu Katsukitei,” a pork cutlet restaurant, and “Gyutan Natori,” which is a beef tongue restaurant. There are 15 total restaurant locations that fall under the other restaurant category. For additional details, please see “Other Restaurants” below.

As of March 31, 2019, we were under contract with 41 separate outsourced operators, representing 41 stores in total. Of these operators, eight operated Pepper Lunch™ restaurants, one operated a Gyutan Natori, and 32 operated Ikinari! Steak™ restaurants.

Our business activities are focused principally on franchised stand-alone and food court restaurants. We aim to utilize franchise agreements with our franchisees in Japan and at international locations that contain standardized terms developed by us and consistent with industry practice. This enables us to monitor performance in compliance with our standards and eliminates the need for our management to be involved in day-to-day operations of each franchised location.

In addition to our restaurant businesses, we also operate a product sales business which offers certain Japanese specialty food products, including tonkatsu sauce, frozen pepper rice, frozen hamburg steak, the Ikinari! Steak™ set as well as other products.

Products and Brands

Pepper Lunch™

General Overview. Pepper Lunch™’s distinguishing feature is a unique system that can serve steaks, Hamburg steaks (a patty of ground beef similar to the Salisbury steak), and other dishes quickly and at lower price points than our competitors by using a patented electromagnetic cooker with a thermal sensor co-developed by the Company. Pepper Lunch™ serves meals throughout the day. The dishes served at Pepper Lunch™ are generally considered at other restaurants in Japan to be expensive dishes and require significant preparation time. However, at our Pepper Lunch™ restaurants, our staff places and serves raw ingredients (meats, vegetables, etc.) on a special iron plate that is quickly heated using an electromagnetic cooker. The customer can then continue to grill and cook the ingredients on the heated iron plate once served. This process and technology allows us to serve meals in a short amount of time and at affordable prices by having customers participate in the cooking process. Pepper Lunch™ primarily targets families and offers various set meals on the menu that cater to patrons of all ages.

We are pursuing an aggressive expansion strategy of our Pepper Lunch™ restaurants primarily through franchising relationships. Pepper Lunch™ restaurants can be adapted to a variety of sites, including among others, stand-alone locations, food court sites, as well as units located inside office buildings.

Electromagnetic Cooker and Iron Plate. We differentiate ourselves from other restaurants by the use of our patented electromagnetic cooker with a thermal sensor which measures the temperature of the food and turns off the heat supply when the food reaches a preset temperature. We also developed and received a patent for a special lightweight iron plate with superior heat storage, allowing meat to continue to cook after being served to the customer. We believe that our electromagnetic cooker as well as our special iron plate provides our customers with a dining experience that sets us apart from our competitors.

Electromagnetic cooker with a thermal sensor	Iron Plate

Franchising. Our franchise business engages in various activities, including recruiting franchisees, developing properties where the franchisees will open their stores, managing the construction of stores, selling store equipment and ingredients, and providing know-how regarding store operations. The Company receives a franchise fee, commission as an agent, royalties, and other payments from its franchisees.

We use our form franchise agreement, or Pepper Lunch™ Franchise Agreement, with franchisees of the Pepper Lunch™ restaurants in Japan. The standard terms of the Pepper Lunch™ Franchise Agreement include, among others, a non-refundable franchise fee of ¥3,000,000 paid at the inception to the Company, a guarantee fee of ¥1,200,000 per store paid at the inception to the Company to cover any potential future debt owed to the Company in connection with the Pepper Lunch™ Franchise Agreement, a brand royalty fee usually equal to 3% of the franchisee’s total sales per month, an upfront design and supervision fee of ¥2,000,000 (for stand-alone restaurants) and ¥1,500,000 (for food-court restaurants) due to the Company for the purposes of restaurant design, construction and facilities instruction, a training fee of ¥250,000, due to the Company and a monthly rental fee of ¥35,000 for our electromagnetic cooker. Under the Pepper Lunch™ Franchise Agreement, franchisees must also pay the Company a deposit of ¥2,000,000 and a franchise selection fee of ¥200,000. The typical estimated investment capital for opening a Pepper Lunch™ franchise store at a food court location is approximately ¥25,252,000. The Franchise Agreement includes a license for the use of certain of our trademarks essential to the operation of our brand.

The standard term for a Pepper Lunch™ Franchise Agreement is five years. Unless either party expresses an intention to not renew the agreement by at least 180 days prior to the expiration of the then-current term, the Pepper Lunch™ Franchise Agreement will be extended for additional one-year periods thereafter. The Company can terminate the Pepper Lunch™ Franchise Agreement without notice due to: (a) any breach by the franchisee of the terms of the Pepper Lunch™ Franchise Agreement; (b) destruction of the store by fire due to fault of franchisee; (c) the failure by the franchisee to open the store within three months after execution of the Pepper Lunch™ Franchise Agreement, absent justifiable reason; (d) termination of lease agreement during the term of the Pepper Lunch™ Franchise Agreement and the failure by franchisee to resume the operation within three months after such termination of the previous location lease; (e) the absence of the eligible store manager due to, for example, death, resignation or disqualification; or (f) any documented cases of food poisoning. If we terminate the Pepper Lunch™ Franchise Agreement due to the fault of the franchisee as set forth above, such franchisee is subject to an additional liquidated damages fee of ¥5,000,000 payable to us. If a franchisee terminates the Pepper Lunch™ Franchise Agreement for any reason, such franchisee must pay to us an amount equivalent to a royalty for the remainder term of the Pepper Lunch™ Franchise Agreement that is calculated on the basis of the average royalty immediately prior to the termination.

Directly-Owned. We directly-manage certain of our owned Pepper Lunch™ restaurants. In addition to operating the restaurants for general business purposes, we also utilize our directly-managed restaurants to introduce new products and services on a trial basis before fully incorporating them into franchised locations. Additionally, we use our directly-managed Pepper Lunch™ restaurants to provide staff education and training programs for our franchise owners and management. Our directly-managed locations also provide us with direct feedback from customers, which we in turn utilize to modify our menu offerings and services, as well as provide new know-how to our franchise stores.

Certain of our directly-owned stores are operated by contractors on an outsourced basis. Such stores are operated like directly-managed restaurants, except that the store level operations, including employment matters, are outsourced to an agent. Our outsourcing agents have day to day operational authority, primarily overseeing restaurant staffing, supervision and customer service, while we control product offerings, inventory, pricing, supply chain, and other management activities for outsourced restaurants. Under our standard outsourcing contract, the outsourcing agent receives a fixed monthly payment plus certain additional incentive payments, including formula-based profit sharing and incentive payments if they maintain staff costs below a specified level of store revenues. The outsourcing agent contract, in general, has terms of one year and can be extended at the end of every contract period upon mutual agreement between the Company and agent. The contractors manage the day-to-day operations of the stores in accordance with our standards, including customary insurance requirements, and the supervisors inspect the operation on site at the outsourcing stores once a month. During the course of inspection, we endeavor to maintain the proper operation by assessing and instructing based on the visitation report (covering management of human resources, properties and funds), QSC check list (covering quality of products, services at stores and cleanliness) and hygiene check list designated by the Company. A contractor candidate will operate a store after completion of in-store training and acquiring the skills and knowledge required to be a store operator.

We obtain certain benefits from outsourcing stores. Such benefits primarily include receiving savings in staffing-related expenses. During the term of an outsourced business agreement, we do not assign any of our own staff to the outsourced business, and thus save management time, recruiting expenses, pension expenses, and social insurance expenses, among others.

Ikinari! Steak™

Ikinari! Steak™ utilizes a cost effective serving style where customers enjoy steak and other products, such as wine, typically while standing, which is a popular style in Japanese business districts. In particular, by streamlining the menu and implementing a serving style where customers eat while standing, we are able to sell steak to customers at roughly half the price per gram as compared to our “Chargrilled Steak Kuni” restaurants. With regard to food preparation, Ikinari! Steak™ has also adopted a cut-to-order system where the meat is cut to the customer’s desired weight from a single slab of meat that is kept fresh in the kitchen. The beef is then chargrilled rare, and then placed on a hot iron plate to continue to cook after serving to the customer. This method allows us to provide steak to our customers quickly, while also giving customers the opportunity to cook the steak to their preference. Serving products through a cut-to-order steak service system where the customers eat while standing is a business model that is first in the industry.

We currently only franchise Ikinari! Steak™ locations domestically in Japan, and use our standard form franchise agreement, or the Ikinari Franchise Agreement, with franchisees of the Ikinari! Steak™ restaurants. The standard terms of the Ikinari Franchise Agreement include, among others, a non-refundable franchise fee of ¥4,000,000 paid at the inception to the Company, a guarantee fee of ¥5,000,000 per store paid at the inception to the Company to cover any potential future debt owed to the Company in connection with the Ikinari Franchise Agreement, a brand royalty fee usually equal to 3.0% of the franchisee’s total sales per month, an upfront design instruction fee of ¥2,000,000 for the purposes of restaurant design, construction and facilities instruction, and a training fee of ¥1,000,000 due to the Company. Under the Ikinari Franchise Agreement, franchisees must also pay the Company a deposit of ¥3,000,000 and a franchise selection fee of ¥500,000. The typical estimated investment capital for opening an Ikinari! Steak™ franchise store at a food court location is approximately ¥41,852,000. The Ikinari Franchise Agreement also includes a license for use of certain of our trademarks during the term that we consider essential to the operation of our brand.

The standard term for an Ikinari Franchise Agreement is five years. Unless either party expresses an intention to not renew the agreement by at least 180 days prior to the expiration of the then-current term, the Ikinari Franchise Agreement will be extended for additional one-year periods thereafter. The Company can terminate the Ikinari Franchise Agreement without notice due to: (a) any breach by the franchisee of the terms of the Ikinari Franchise Agreement; (b) destruction of the store by fire due to fault of franchisee; (c) the failure by the franchisee to open the store within three months after execution of the Ikinari Franchise Agreement, absent justifiable reason; (d) termination of lease agreement during the term of the Ikinari Franchise Agreement and the failure by franchisee to resume the operation within three months after such termination of the previous location lease; (e) the absence of the eligible store manager due to, for example, death, resignation or disqualification; or (f) any documented cases of food poisoning. If the Company terminates the Ikinari Franchise Agreement due to the fault of the franchisee as set forth above, the franchisee is subject to an additional liquidated damages fee to the Company of ¥5,000,000. If a franchisee terminates the Ikinari Franchise Agreement for any reason, the franchisee must pay the Company an amount equivalent to a royalty for the remainder term of the Ikinari Franchise Agreement that is calculated on the basis of the average royalty immediately prior to the termination.

All of our Ikinari! Steak™ locations, including franchised locations, are leased from third parties. Additionally, some of our franchised locations are directly leased by us, and then sub-leased to our franchisees. For each of these sub-leased locations, we may be jointly and severally liable with our franchisees under Japanese law for liabilities.

Pre-Paid Cards and Loyalty Program. We began issuing the “Niku (Beef) Mileage Card” in 2014 as an Ikinari! Steak™ membership card that functions as a rewards card. There are four types of Niku (Beef) Mileage Cards, issued on the basis of the total beef mileage on the card: (i) Members Card, (ii) Gold Card, (iii) Platinum Card and (iv) Diamond Card. In 2015, we initiated a pre-payment function using the Niku (Beef) Mileage Card whereby users can charge money called “Niku (Beef) Money” that can be used to purchase food and goods at Ikinari! Steak™ restaurants. The Niku (Beef) Money retains the charged value for a period of one year from the customer’s last use of the card. The pre-payment function currently takes the form of both a physical card as well as a virtual pre-paid card that customers can download using their smart-phones. Customers can obtain a physical Niku (Beef) Mileage Card by visiting an Ikinari! Steak™ location in Japan. For the virtual Niku (Beef) Mileage Card, a customer must download the Ikinari! Steak™ application and register certain information on the application. The virtual card can be obtained by customers without charge.

Other Restaurants

As a part of our restaurant business, as of March 31, 2019, we also operate 15 other restaurants in Japan, such as “Chargrilled Steak Kuni,” a cut-to-order steak restaurant (six locations), “Kodawari Tonkatsu Katsukitei,” a pork cutlet restaurant (one location), and “Gyutan Natori” (eight locations), which are beef tongue restaurants. Of the 15 other restaurants, four are franchised units being run by independent parties, and 11 units are directly-owned units under our direct management. Of those locations, six are stand-alone units and 9 units are located in food courts.

Product Sales Business

In addition to our restaurant business, our Company also sells a variety of specialty products to our customers at restaurants and online, as well as wholesale. Our products available at our restaurants include tonkatsu sauce, frozen pepper rice, dressings, steak sauce and other food items. Items available online include our frozen Hamburg steak, frozen pepper rice, frozen beef tongue, the Ikinari! Steak™ set, dressings, steak sauce and clear masks for food service workers. Finally, we sell certain items wholesale to specialty restaurants, including our tonkatsu sauce.

In-store sales are expected to increase in proportion to the number of stores that are opened, but in the future, our Company intends to enhance our online product offerings and expand our sales in the commercial market as well as to the Japanese Consumers’ Co-operative Union (JCCU).

International Development

To date, our operations outside of Japan account for approximately 2.5% of our total revenues. Our strategy is to continue our growth internationally in our existing regions as well as in new regions, particularly in Asia, Europe and New Zealand. Our Pepper Lunch™ restaurants outside of Japan are operated by franchisees in Canada, Asia, California, Guam and Australia pursuant to master franchise agreements containing customary terms consistent with industry practice in the respective regions.

In February 2017, we started operation of Ikinari! Steak™ in Manhattan, New York—our first expansion of this business outside of Japan. As at December 31, 2018, we operated 11 Ikinari! Steak™ restaurants in Manhattan; however, the operating performance was significantly below our initial plans. As a result, we recorded impairment losses of ¥1,158,006 thousand on “Property, plant and equipment” and “Intangible assets”, reducing their respective carrying amounts to zero. Further, we recorded provisions for onerous lease contracts related to these restaurants of ¥766,801 thousand since it is no longer expected that their operating cash flows will recover non-cancellable lease expenses. Such impairment losses and provisions for onerous contracts are included in “Other operating expense” in our consolidated statement of profit or loss.

In 2019, we are planning to close seven out of the 11 restaurants. Further we plan to change two of the restaurants to Pepper Lunch™ restaurants and to continue Ikinari! Steak™ operations at the two remaining Manhattan locations. We also plan to open a new Pepper Lunch™ restaurant in Las Vegas.

Product Development

We have a master product sales agreement with Oshin Co., Ltd., or Oshin, a Japanese company and the joint-holder of our Iron Plate patent, for the manufacture and supply of this skillet for use at our restaurants. The Company and Oshin are registered as joint-holders of the Iron Plate’s patent. The master product sales agreement has been effective since March 2011 and automatically renews annually. We do not have an exclusive right under the agreement to purchase the products jointly developed. Although the master product sales agreement can be terminated by either party upon one month’s notice prior to the expiration of the then-current term, because we are a joint-holder of the patent, we do not consider there to be a significant risk of termination. Nonetheless, in the event of a dispute with Oshin Co., Ltd., there are other sources of supply available in the market that we can readily access for similar products in the event of a dispute. Even in a case where the master product sales agreement with Oshin terminates, as a co-owner of the patent rights and utility rights to the Iron Plate, the Company has the right to continue to have the Iron Plate manufactured, even by a separate manufacturer, and to utilize the Iron Plate for our branded restaurants as we choose.

We have a transaction service agreement with two Japanese companies, Eishin Sangyo K.K., or Eishin Sangyo, and Eishin Denki K.K., or Eishin Denki, which provides for the joint development of certain products related to the electromagnetic cooker and its components used at our restaurants. We also have an exclusive right under the agreement to purchase the products jointly developed. The patent rights and utility rights related to these products are co-owned as to 50% by each of the Company and Eishin Denki. The original term of the agreement was 10 years, and it has been in effect since 2006, automatically renewing annually. The transaction service agreement may be terminated by either the Company or Eishin Sangyo upon three months’ notice prior to the expiration of the then-current term. Nevertheless, we expect it to continue to be renewed for the foreseeable future. Even in a case where the transaction service agreement with Eishin Denki terminates, as a co-owner of the patent rights and utility rights to the electromagnetic cooker, the Company has the right to continue to have the electromagnetic cooker manufactured, even by a separate manufacturer, and to utilize the electromagnetic cooker for our branded restaurants as we choose.

Under Article 73 of the Patent Act of Japan, where a patent right is jointly owned, unless otherwise agreed upon by contract, each of the joint owners of the patent right may “work” (e.g., produce, use, export or import) the patented invention without the consent of the other joint owner(s). Further, joint owners of the patent right may cause a third party to work the jointly owned patent right on a joint owner’s own account, and such work is deemed as a working by the joint owners themselves, regardless of whether or not the joint owners perform the task. However, when a third party conducts such “work” on their own account, the third party must obtain approval from the other joint owner, or such work will be an infringement of the other joint owner’s patent rights. In this case, “work” would include our outsourcing of the manufacturing of the electromagnetic cooker. Accordingly, so long as we outsource manufacturing of the electromagnetic cooker on our own account, we can do so without infringing the patent rights of Oshin or Eishin Denki, respectively, even in a case where our transaction service agreement is terminated.

While the Company values its relationships with these companies, it does not consider its business to be substantially dependent upon either the master product sales agreement or the transaction services agreement.

Industry

The Company’s primary industry is the restaurant industry in Japan. The restaurant industry experiences constant cross-industry competition in development of new stores as well as on pricing. The size of the market was approximately ¥29.7 trillion of sales in 1997, which decreased to approximately ¥24.6 trillion in 2007 and then to approximately ¥22.8 trillion in 2011. However, following the Great East Japan Earthquake of March 11, 2011, the restaurant industry in Japan has been on a steady increase beginning in 2012 and has recovered to ¥25.2 trillion in 2015. According to the results of surveys conducted by the Japan Foodservice Association revenue in the Japanese food service industry in 2017 was the highest since 2007, and the industry has seen a consistent increase in revenue each year from 2014 through 2017. There was ¥25.6 trillion in total industry revenue as of the end of 2017. The increase in activity has resulted in labor shortages in Japan, which has impacted the cost of labor throughout the industry.

The Japan Franchise Association

We are a member of the Japan Franchise Association, or the JFA, which is a public interest corporation established under the approval of the Ministry of International Trade and Industry for the purpose of contributing to the healthy development of franchising in Japan. JFA members consist of leading franchisors in Japan, and engage in a variety of activities, including:

•	improving the legal environment for the franchising industry;

•	administration of the Franchise Counseling Office, where it engages in franchise consultations and complaint counseling;

•	public relations;

•	provision of statistics about franchising, including research and analysis of domestic and overseas information on franchising;

•	education and training activities;

•	efforts to address environmental problems; and

•	international activities, such as collection and provision of information on overseas franchise businesses.

The JFA requires all JFA member organizations to comply with its Code of Ethics. Among other things, the JFA Code of Ethics requires its members to maintain a proven track record prior to providing service to franchisees, provide accurate information when recruiting franchisees, assure quality and preservation of reliability in their trademarks and other brand images, comply with relevant laws, and protect intellectual property.

Principal Markets

As of March 31, 2019, we had restaurants and stores in Japan, Indonesia, Australia, Canada, Cambodia, Republic of Singapore, Thailand, Philippines, Vietnam, Macau, Malaysia, Hong Kong, Taiwan, China, Brunei, and the United States. Almost all Pepper Lunch™ stores overseas (317 as of March 31, 2019) are franchised, while the six Ikinari! Steak™ stores as of March 31, 2019, each of which were located in the United States, were directly-owned by our subsidiary Kuni’s Corporation. Japan is our principal market. While, the number of restaurants outside of Japan is relatively high (324 total stores as of March 31, 2019), our restaurants in Japan represent approximately 97.5% of our revenues and substantially all of our gross profit for the year ended December 31, 2018. Our corporate office in Japan is responsible for support activities in each of the countries in which we operate from time to time. However, sales and marketing are handled by the franchisee in the specific area. We believe that opportunities exist in other countries and regions, such as Europe, Asia and New Zealand, where we hope to expand in the near future.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Revenues by Region	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016
	(Thousands of yen)		(Thousands of yen)		(Thousands of yen)
		%		%		%
Japan	47,856,599	97.5%	27,965,925	97.7%	17,809,067	98.2%
Other Regions	1,229,479	2.5%	663,806	2.3%	326,123	1.8%

Total	49,086,078	100.0%	28,629,731	100.0%	18,135,190	100.0%

Business Strategy

We are expanding the Pepper Lunch™ franchise in the medium to long-term with the goal of increasing revenues and profit margins, while focusing on a high level of customer satisfaction, food quality and safety. In 2017, 78 total new Pepper Lunch™ stores opened for business, while 56 were opened in 2018. We intend to expand our Pepper Lunch™ segment through sustained domestic and international development. For 2019, we intend to open approximately 25 stores, the majority of which are expected to be franchised stores. Two-thirds of the new stores are expected to be opened in international locations. We are seeking to open Pepper Lunch™ stores at new venues, such as highway rest stops and amusement parks, in addition to the traditional store locations such as shopping and entertainment districts and inside shopping centers.

We intend to expand our Ikinari! Steak™ segment through franchise and directly-owned restaurants in existing and new geographical markets, including Europe and New Zealand. In 2017, 73 total new Ikinari! Steak™ stores opened for business, while 211 were opened in 2018. We expect that, over time, this brand will continue to be our premier brand. For 2019, we intend to open approximately 210 stores, of which approximately half are expected to be franchised stores. Substantially all of the new stores are expected to be opened in Japan. Consequently, we intend to devote a substantial portion of our expansion efforts and capital resources into promoting the Ikinari! Steak™ brand and developing new opportunities for highly-skilled franchisees.

We estimate that the total capital cost to be incurred in 2019 for the opening of planned company-owned Pepper Lunch™ and Ikinari! Steak™ stores will be approximately ¥82,705 thousand and ¥2,328,796 thousand, respectively. The estimated expenses above are based on historical costs of opening company-owned Pepper Lunch™ and Ikinari! Steak™ stores.

Seasonality

Neither we nor our franchisees have experienced significant seasonal variability in financial performance.

Marketing Strategy

We engage in marketing activities to increase the number of customers who visit existing stores and we have been working to further improve our visibility by taking advantage of our increasing number of stores. Our marketing initiatives include a robust mix of in-store campaigns, partnerships, promotions, social media, traditional media and word of mouth advertising. We have increased our focus on mobile, social and digital advertising to leverage the content we generate from public relations and experiential marketing activities in order to better connect with our customers and to share information about new menu offerings, promotions, new store openings and other relevant information about our Company and restaurants. We aim to communicate with our customers in creative and organic ways that fortify our connections with them and increase brand awareness.

Our Pepper Lunch™ segment has worked to improve our repeat customer rate through our efforts to promote increased usage of the “Rakuten Point Card” which began in 2016, the d POINT program and the WAON Point program which began in 2018 as well as our campaigns, scratch coupons, and similar methods using the Pepper Lunch™ application. The Ikinari! Steak™’s own point system, the Niku (Beef) Mileage Card, allows customers who utilize the card to receive discounts and other benefits based on the points earned in accordance with the weight of meat purchased at Ikinari! Steak™ locations. In April 2017, we launched the credit card charge feature for Niku (Beef) Money through our application. Our gift cards are also available for purchase at Ikinari! Steak™ restaurants as well as convenience stores and other third party locations.

Intellectual Property Rights

Trademarks and Other Marks

We hold trademark registrations for our logos and names used at our restaurants in Japan, including Pepper Lunch™ and Ikinari! Steak™, with some of these marks holding corresponding foreign trademark and service mark registrations in 24 international jurisdictions, including Canada, Australia, European Union, Brazil, Hong Kong, Cambodia, Thailand, Laos, Macao, Malaysia, Mongolia, Brunei, China, Taiwan, India, Indonesia, Republic of Korea, Singapore, Philippines, Myanmar, Russia, Vietnam, United Arab Emirates, and the United States.

Our trademark registrations were granted and expire on various dates, although most of them will be renewed automatically. We believe that these trademarks provide significant value to us and are an important factor in the marketing of our products and services. We believe that we do not infringe on the trademarks or other intellectual property rights of any third parties.

Patent Rights

We hold three primary patents. The first is the Iron Plate, the second is the electromagnetic cooker with a thermal sensor and the third is the Steak-Serving System. The Iron Plate patent expires August 25, 2025, the electromagnetic cooker patent expires February 25, 2022, and the Steak Serving System patent expires June 4, 2034.

The Iron Plate patent (including a separate design right patent) is jointly held by us with Oshin Co., Ltd. The main body of the Iron Plate is primarily made of aluminum, the periphery is primarily made of iron, various holes penetrating the Iron Plate are made, and flanges are formed on the upper edge under which the top of the magnetic materials are placed. These features make the Iron Plate durable by enabling it to emit hot steam from the Iron Plate and enable the Iron Plate to conduct heat efficiently at the same time. We use the Iron Plate in substantially all of our restaurants globally.

The second primary patented invention is the electromagnetic cooker with a thermal sensor, which we hold jointly with Eishin Denki K.K. It enables the electromagnetic cooker to heat the Iron Plate to a certain proper temperature regardless of the starting temperature. It functions by the combination of the heating devices undermined in the bottom of the cooker and the thermal sensor installed at the upper portion of the cooker. We use the electromagnetic cooker in substantially all of our Pepper Lunch™ and Ikinari! Steak™ restaurants, as well as most of our other restaurants globally.

The company applied for the patent of the Steak-Serving System on June 4, 2014 and it was registered successfully at June 10, 2016. A third party alleged the Steak-Serving System patent did not satisfy the requirement of the Patent Act and filed an opposition to the Japan Patent Office on November 24, 2016. The Japan Patent Office canceled the patent on November 28, 2017. The Company appealed the decision to the Intellectual Property High Court and the court declared that the former cancelation performed by the Japan Patent Office was revoked on October 17, 2018. The judgment became final and binding after approximately two weeks passed after the judgment without appeal from the Japan Patent Office.

The Steak-Serving System enables efficient service through a streamlined system of escorting customers to standing-style tables, taking orders and providing the requested cuts and quantities of meat promptly upon request. Steak served at restaurants is typically eaten while being seated in a chair and engaging in conversation, and because this extends the meal time and eating process, it inevitably leads to higher rent and labor costs, making steak an expensive item. The Steak-Serving System allows the company to provide a more rapid food service and less expensive steak to its customers.

We believe that our technology has been developed independently and does not infringe on the proprietary rights of others. However, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license. We cannot assure you that we would be able to do either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action. Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us. Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could have a material adverse effect on us.

Trade Secrets

We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.

Further, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights. We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.

Competition

The primary companies operating in the general food service industry in Japan include, among others, Zensho Holdings, which operate Sukiya, Nakau, Coco’s, Big Boy, and others; McDonald’s Holdings Company (Japan), Ltd.; Skylark, which operates Gusto, Bamiyan, Jonathan’s, Yumean; Colowide, which operates Gyukaku, Onyasai, Kappa Sushi, Steak Miya, Amataro, and others; Nissin Healthcare Food Service; Plenus, which operates Hotto Motto and Yayoiken; Monteroza, which operates Shirokiya, Uotami, Warawara, Sennen no Utage, Yamauchi Nojo, among others; KFC Holdings Japan, which operates Kentucky Fried Chicken and Pizza Hut; Akindo Sushiro, which operates Sushiro; and Aim Services, which supplies food to companies, schools, hospitals, and other facilities.

The food service industry consists of various business types, business categories, product offerings, and price ranges, so it is difficult to clearly identify which other food service companies are operating in the same market space as us. Nevertheless, we believe that restaurants in Japan that use beef as the main ingredient are our primary competitors. Accordingly, we are aware of the following companies in the same industry that use beef as the main ingredient and are considered to be relatively similar in terms of business category, product offering, and price range. Such companies include, among others, Yoshinoya Holdings Co., Ltd and Matsuya Foods Holdings Co., Ltd., which primarily offer beef topped bowls of rice; Bronco Billy Co., Ltd., which primarily serves steaks and Hamburg steaks; Flying Garden Co., Ltd., another Hamburg steak and steak restaurant chain; M’Grant Food Service Co., Ltd., another Hamburg steak and steak restaurant chain; and The Monogatari Corporation and Amiyaki Tei Co., Ltd., which primarily offer grilled meat and steak restaurant chain.

Staff

We continually seek to develop outstanding talent by strictly implementing employee hiring criteria, franchise agreement criteria, and outsourced store business criteria. We also provide comprehensive education and training, including a training program for store operators. Staff who will operate new franchisee stores undergo a month-long education and training program, while candidate store managers for directly-operated stores undergo a similar program under the leadership of our resident trainer chefs at stores designated as training facilities. The training facilities offer discounts on standard menu prices, and patrons are informed that the location is for training purposes. Additionally, from a compliance perspective, we make efforts to create a safe and comfortable work environment for our employees and customers.

Customers

The primary customers for our Pepper Lunch™ restaurants are families, for which we provide a range of options for children, including a children’s menu. Accordingly, our Pepper Lunch™ restaurants are focused in suburban areas and shopping malls, among other locations. Ikinari! Steak™ restaurants, on the other hand, are geared toward working professionals. The core customers are business persons in their 20s through 40s. There is usually limited table seating with chairs, which would typically be necessary for children; a specific children’s menu is not offered at our Ikinari! Steak™ restaurants. In addition to our direct customers, as a franchisor, our customers also include our franchise partners who own and operate our restaurants.

Suppliers

We have executed agreements with our top suppliers, representing approximately 83% of our aggregate supply requirements, including SFoods Inc., Kabushiki Kaisha Hokubee, DELICA FOODS CO., LTD., ZEN-NOH Pearl Rice Corp., and Fuji Echo, Ltd. These agreements include standard warranties for agreements of this nature, including warranties relating to quality, specification, non-infringement on rights of third parties and freedom from defects. SFoods Inc. accounts for a significant majority (approximately 68% for the year ended December 31, 2018, based on total purchases) of the Company’s and our franchisees’ supply requirements, which include food and restaurant supplies. SFoods Inc. provides food to our directly-owned and franchised restaurants. Each of the other suppliers account individually for less than 7%. SFoods Inc. is also our second largest shareholder, owning approximately 12% of our common shares as of December 31, 2018. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.

Our policy is to select suppliers from among those companies that are able to timely supply goods of an appropriate quality in the proper quantity and at a lower price. To help manage price volatility, we generally make our decisions on selecting new suppliers after obtaining a quote from at least two companies and comprehensively weighing factors such as quality, price, delivery date, level of cooperation, and terms of trade. We also utilize the information provided to us by outside credit research firms, and only enter into transactions after confirming the favorable credit standing of our suppliers. We have a purchasing department that generally is in charge of selecting new suppliers. A transaction agreement with suppliers is executed after obtaining the approval of the arrangement at a meeting of management.

Our suppliers’ unit prices, including those of SFoods Inc., are determined through a comprehensive evaluation process which includes receiving periodic quotes from multiple suppliers and comparing prices. With regard to agreements with new suppliers that will exceed ¥1 million in purchases per month, participants of our management meetings discuss the pricing and must approve the terms prior to executing a contract. With regard to supply agreements of ¥1 million per month or less, the purchase price is determined through obtaining written approval from our internal directors. We have not experienced significant volatility in the price of food ingredients in the past.

In the case of beef products, the quantity is determined by taking into account the sales figures from the same month of the previous year, the store sales budget for the current period, whether or not there will be any limited-time campaigns, and seasonal price trends. The shelf life of chilled beef is 62 days for U.S. beef and 77 days for Australian beef, and if it cannot be used during this time frame, it will be flash-frozen before the best-before date and will be consumed through use in other menu items.

Inventory

In-store inventory is managed by the store manager at each location. Products are generally ordered six days a week and orders are placed by the store manager according to each ordering cycle. The ordered products are delivered from an outside distribution center to each store, and each store performs an inspection of the products.

The optimal inventory quantity varies for each product. For products with a high sales quantity, we carry approximately 1.5 days’ worth of inventory based on the amount of daily sales, and for products with low sales quantity, we carry such quantities as can be sold within the sell-by date established by the Company, as determined by each store manager according to the characteristics of each store and under the guidance of each section supervisor. A supervisor visits each store in his or her assigned area monthly and monitors the status of inventory management at each store.

At the end of each month, the store manager checks the inventory numbers at the manager’s store and submits this information on a table of performance results, which analyzes the fluctuation in the inventory numbers compared to previous periods. The results in such analysis are used to implement any necessary changes. Inventory management conditions are then reported to our executives through an internal report. We carry fewer number of items compared to our competitors, in order to enable us to manage our inventory in an efficient and productive manner.

Quality Control

We maintain strict food safety management procedures to provide customers with safe food products by carefully selecting the origins and suppliers of ingredients for the safe and stable supply of products while also promoting diversification. We have executed a contract with a Japanese company specializing in food sanitation management, Japan Foods Inspection Corporation (JFIC), pursuant to which we outsource certain inspection and improvement guidance of the sanitation management system at the factories of suppliers providing us ingredients. JFIC is responsible for performing a thorough inspection and creating a report for our review, which ranks four broad categories, including management system, process management, standard sanitation management, and facility management. Each of these four categories are ranked with a percentage with 100% being the best score showing proper compliance. The report also contains detailed explanations of areas that require improvement, including photographic evidence when appropriate.

In addition, microbial testing is performed for each production lot of the key types of meat that will be used by us, following such time as we have confirmed with the supplier that they fall within the standard range established by our corporate group. Once this process of quality control is complete, each applicable supplier loads the products to be dispatched to the designated distribution center.

Once the products are shipped to the distribution center, if there is any quality abnormality, our purchasing department promptly addresses the concern with the supplier and takes appropriate corrective action as necessary.

Our domestic franchisees purchase their food supply through us, and receive their food supply from the suppliers we designate, and which are the same suppliers we use. Accordingly, the food supplied to our franchisees undergoes the same food safety management procedures and distribution standards stated above.

Japanese Foodservice Association

We are a member of the Japanese Foodservice Association, or JF. JF is the largest food service-related organization in Japan, with total membership of approximately 800 companies, and its aim is to proactively contribute to, among other things, food safety and safe handling of food, education of industry workers and creation of employment within the food service industry. According to the JF website, the Japanese food service industry is currently at ¥25.6 trillion in total industry revenue as of end of 2017 with a workforce of approximately 5,000,000 people.

Regulatory Environment

Prepaid Cards

Our Niku (Beef) Mileage Card in Japan functions as a prepaid card, and is valid for use only inside the territory of Japan for a period of more than six months. As such, it falls under a “prepaid payment method,” or PPM, as set forth in the Act on Settlement of Funds (Act No. 59 of 2009), or the Settlement Act, so long as it can be valid for a period of more than six months. Issuers of prepaid cards with a validity of longer than six months are referred to as PPM Providers. There are two categories of PPM Providers:

(i)	a provider of cards used to purchase goods or services from only that same entity or its affiliates, referred to as a Private Use PPM Provider; and

(ii)	a provider of cards that can be used at third party establishments, referred to as Public Use PPM Providers.

Niku (Beef) Money can be used at restaurants operated by franchisees, which are considered third parties for the purposes of the Settlement Act. As such, we are considered a Public Use PPM Provider. A Public Use PPM Provider must file an application with the Kanto Local Financial Bureau and receive a license issue PPM cards. The Company received its license from the Kanto Local Financial Bureau on September 15, 2015.

A PPM Provider typically holds a certain amount of its customers’ cash in the form of prepaid amounts on the cards that have not yet been exchanged for goods or services. The total of such amounts for all customers of a PPM Provider is called the “Outstanding Amount”. The Outstanding Amount of Niku (Beef) Money as of December 31 2018 was ¥1,261,944 thousand. For additional information on the accounting treatment of Niku (Beef) Money, please refer to Note 2.3 of Notes to Audited Consolidated Financial Statements. In addition to receiving the license, Public Use PPM Providers are obligated to maintain deposits of at least half of their Outstanding Amounts at the local legal affairs bureau (although other arrangements are possible), in order to ensure that there are adequate funds for the individuals who are effectively loaning their money to the Public Use PPM Provider through their purchase of the prepaid card. At the end of September and March of each year, the Public Use PPM Provider must calculate its Outstanding Amount and deposit half that amount at the legal affairs office within two months. Instead of deposit mechanics, the Company enters into guarantee agreements with Sumitomo Mitsui Banking Corporation semi-annually to secure at least one half of the Outstanding Amount for a nominal fee. The guarantee agreements are renegotiated every six months.

Restaurant Licensing

In order to operate a restaurant in Japan, the operator must apply for and obtain a restaurant license, or a Restaurant License, pursuant to the Food Sanitation Act (Act No. 233 of December 24, 1947) from the local health department overseeing the prefecture in which the restaurant is located. This license system is in place to ensure that proper safety and sanitation is maintained in restaurants where food is cooked and served.

The core requirements for a Restaurant License generally relate to the equipment and facilities within the restaurant. These typically include requirements such as having certain refrigeration, dish washing and hot water facilities, as well as requirements to maintain the store’s cleanliness by making sure that all utensils and plates are stored in cupboards with doors, and that the kitchen is separated from the seating space, among others.

It is the responsibility of each individual restaurant operator of the Company to obtain the Restaurant License. To do so, the operator must file an application with the local health department prior to opening for business. After the application has been submitted, an officer of the health department will conduct an on-site inspection of the restaurant to determine if the restaurant meets the relevant standards. After passing such inspection, a license may be granted, making it possible for the operator to begin its restaurant business.

Because our overseas operations comprise a small amount of our revenue, accounting for only around 2.5% of our annual revenue in fiscal year 2018, the licensing and regulatory impacts in other jurisdictions are not significant.

Food Sanitation

The purpose of the Food Sanitation Act is to prevent sanitation risks and further the interest of public health in Japan. Under the Food Sanitation Act, any individual or entity that intends to conduct a covered business (34 types of businesses are covered) which have a significant impact on public health, such as restaurants and others, must obtain approval from the prefectural governor (through the local health department). The prefectural governor may set out necessary conditions such as a valid period of not less than five years from the time of approval to operate the establishment. In order to operate the business, the business must meet facility standards set out for each type of business by the prefectural governor. Any such individual or entity that intends to conduct a covered business such as restaurant business, cafe business, food sales, and shaved ice sales must appoint a “Food Sanitation Manager” based on the standards determined by the prefectural governor.

We maintain the following principal measures, among others, to prevent against food contamination:

•	Store Hygiene Management Office, a department specializing in hygiene management;

•	hygiene management manual;

•	planned maintenance calendar;

•	temperature check table;

•	hygiene check sheet as a management form for the headquarters;

•	process for the Hygiene Management Office to conduct hygiene checks of stores; and

•	process for supervisors to conduct an operations check and hygiene management check during the supervisor’s monthly store visit.

Because our overseas operations comprise only a small amount of our revenue, the impacts of food sanitation regulations in other jurisdictions are not significant.

Small and Medium-sized Retail Business Promotion Act

Our franchise business is subject to the Small and Medium-sized Retail Business Promotion Act, which aims to promote small and medium retail businesses in Japan by modernizing the management of small and medium-sized retail businesses through developing shopping streets, store associations, joint shops, and others.

Although the Act regulates franchise businesses, it only regulates certain franchise relationships where the franchisee is a small or medium-sized retail business as set forth in the Act. One of the primary regulations in the

Act sets forth disclosure requirements for franchisors who seek to enter into covered franchise relationships with small and medium-sized retail businesses. Such disclosures cover the franchisor’s name, address, and number of employees; the franchisor’s capital amount or total investment amount and the names of its major shareholders; the franchisor’s balance sheet and profit and loss statement for the past three fiscal years; and matters regarding any money that will be periodically collected from the franchisee, among others.

C.	Organizational Structure

We have a wholly-owned subsidiary in the United States called Kuni’s Corporation, a corporation organized under the laws of the State of Delaware. This subsidiary has been established to oversee and manage the opening of our Ikinari! Steak™ stores in Manhattan, New York and elsewhere in the United States as we continue to expand our operations.

D.	Property, Plants and Equipment

Our principal executive offices are located at 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan as of June 25, 2018. The leased area is 1,757.77 square meters, and the term of the lease is effective March 1, 2018 for a two-year period expiring on February 29, 2020. The lease has an automatic renewal of successive two-year terms. The monthly rent for the property is ¥9,040,211 in addition to a monthly common area charge of ¥2,659,506, each of which are not inclusive of an 8.0% consumption tax that must be paid by the Company.

With regard to our restaurant leases, as of December 31, 2018, we had 379 total leases for restaurants, substantially all of which are in Japan, and 64 of which were subleased to our franchisees.

In addition, we own one room in a building located at 3-4-2 and 3-4-26 Azumabashi, Sumida-ku, Tokyo, Japan. The space is approximately 36 square meters. This location is leased to an individual who operates a noodle restaurant for a monthly rent under a lease agreement expiring November 14, 2021.

Please refer to Note 2.3 in our audited consolidated financial statements for additional information regarding leases.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with Item 3.A., Selected Financial Data of this Form 20-F, and our Audited Annual Consolidated Financial Statements and the notes to those financial statements beginning on page F-1 of this Form 20-F. The financial information contained in this Form 20-F is derived from our Audited Annual Consolidated Financial Statements, which were prepared in accordance with IFRS. The figures contained in such financial information are rounded to the nearest thousands of yen or USD, as the case may be. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D., Risk Factors of this Form 20-F. References to the “Company,” the “Group,” “we,” or “us” in this section include our wholly-owned subsidiary, Kuni’s Corporation.

A.	Operating Results

Overview

We are principally engaged in the operation of restaurants through stores directly-owned and operated by the Company and franchised stores, and we earn revenue from sales to customers as well as royalties from franchisees based on terms and conditions of a franchise agreement. Our restaurant business includes Pepper Lunch™, Ikinari! Steak™, and other restaurants. This business has accounted for the vast majority of our revenues in recent years.

We are also engaged in sales of frozen food and related products. Our own-brand products business is mainly comprised of sales of our proprietary tonkatsu sauce, frozen pepper rice, dressings, Lachs ham, and other foods, as well as the Pitaribashi (a pair of chopsticks that stick together with a built-in magnet).

According to the results of surveys conducted by the Japan Foodservice Association, or JF, revenue in the Japanese food service industry in 2017 was the highest since 2007, and the industry has seen a consistent increase in revenue each year from 2014 through 2017. There was ¥25.6 trillion in total industry revenue as of the end of 2017. Nevertheless, there has been a general increase in labor costs in the industry due to a growing labor shortage and fierce competition with other business categories for the acquisition of customers. As a result, the business climate continues to be challenging.

There is currently no significant impact on our Company from the labor shortage in the Japanese food service industry, in part, because recruitment has increased due to the favorable results of our restaurants and our overall positive brand image. Nevertheless, we have implemented certain measures to prevent a personnel shortage. In order to improve employee retention and recruitment, we are implementing measures such as introducing a defined contribution pension system and setting high hourly wages to improve part-time job retention and hiring. With regard to development of our directly-managed stores, issues maintaining sufficient staff may have an effect on our ability to effectively operate stores and open new stores, so we believe such counter-measures are appropriate.

We recognize revenue from sales by directly-owned restaurants, royalty income from franchised restaurants, and sales of products.

Revenue recognition from sales of food and beverage products at restaurants owned by the Company corresponds to the delivery of food and beverage products to the customers, which is when they consume their meal at the restaurant or purchase food and beverage products to consume later.

Operation of the directly-owned restaurants is either directly-managed by the Company or outsourced to contractors. With respect to directly-owned restaurants, which are either directly-managed by the Company or outsourced to contractors, the company acts as a principal for the delivery of food and beverage products to the customers. As a result, the revenues and related food costs are recognized gross when customers consume their meal at the restaurant. The stores directly-managed by the Company are positioned as the primary place for introducing new products and services on a trial basis and providing staff education and training to franchise stores. These stores also serve as a base from which we can directly receive feedback from customers and learn about their reactions to our products and services, enabling us to provide new know-how to the franchise stores.

The outsourced store business is a business where contractors operate stores owned by us in exchange for a fee to the contractors based on the store’s performance. A contractor candidate operates a store after he or she has gone through in-store training and has acquired the skills and knowledge required to be a store operator. For the operation of outsourced stores, we control product offerings, inventory, pricing, supply chain, and other management activities for outsourced restaurants. The contractor is responsible for hiring employees or paying employee-related costs. Under our standard outsourcing contract, the outsourcing agent receives a fixed monthly payment plus certain additional incentive payments, including formula-based profit sharing and incentive payments if they maintain staff costs below a specified level of store revenues. The outsourcing agent contract, in general, has terms of one year and can be extended at the end of every contract period upon mutual agreement between the Company and the agent.

We receive royalties based on contracts that allow franchised restaurants and other third parties to use the trademark and the proprietary trade secret know-how regarding the operation of restaurants. Royalties are calculated based on the contractual percentages and actual revenue generated from using of the trademark. Royalties are recognized on an accrual basis in accordance with the substance of related contracts.

Revenue from our wholesale distribution of food and beverage products to franchised restaurants in Japan is recognized, in general, on the date of the delivery of related food and beverage products to franchised restaurants. In these transactions, we primarily act as an agent for franchised restaurants and thus revenue is presented in the amount received from franchised restaurants less the amount paid on behalf of the franchised restaurants to suppliers.

We operate our business with a focus on franchising, and the development of franchisees is a key challenge for the continued expansion of our operations. In addition to the traditional methods for developing franchisees, we are aggressively working on the development of franchisees by holding information sessions for new prospective franchisees who are referred by financial institutions and other outside cooperating parties.

Revenue for fiscal year 2018 was ¥49,086,078 thousand (2017: ¥28,629,731 thousand), which was an increase of ¥20,456,347 thousand compared to fiscal year 2017. This increase was principally the result of an overall increase in the number of total stores by 228 or 34.8%, of which 115 were directly-owned stores. In particular, we had a ¥20,577,530 thousand increase in the Ikinari! Steak™ segment, primarily due to an increase of 209 stores year-over-year.

The revenue for fiscal year 2017 was ¥28,629,731 thousand (2016: ¥18,135,190 thousand), which was an increase of ¥10,494,541 thousand compared to fiscal year 2016. This increase was principally the result of an overall increase in the number of total stores by 114 or 21.1%, of which 47 were directly-owned stores. In particular, we had a ¥9,895,944 thousand increase in the Ikinari! Steak™ segment, primarily due to an increase of 73 stores year-over-year.

Segment Information

We divide our business into four segments, based on the types of goods and services provided at each restaurant, as follows: (1) Pepper Lunch™, (2) Ikinari! Steak™, (3) Other Restaurants, and (4) Own-brand products. Ikinari! Steak™ has become our most significant segment, accounting for 86.1% of our total revenues for fiscal 2018. The other three segments account for our total revenue as follows: Pepper Lunch™ (10.8%), Other Restaurants (2.6%) and Own-brand products (0.4%). Substantially all of our revenue (approximately 97.5% for the year ended December 31, 2018) is attributable to our domestic Japanese restaurant operations and product sales.

The table below provides information on the number of restaurants operated by segment for each of 2018, 2017 and 2016.

Segmented Store Numbers	2018 Year End	2017 Year End	2016 Year End	% FY2017 vs FY2018	% FY2016 vs FY2017
Pepper Lunch™
Directly-owned	53	45	46	17.8%	(2.2)%
Franchise	417	404	356	3.2%	13.5%
Pepper Lunch™ Total	470	449	402	4.7%	11.7%
Ikinari! Steak™
Directly-owned*	250	141	88	77.3%	60.2%
Franchise	147	47	27	212.8%	74.1%
Ikinari! Steak™ Total	397	188	115	111.2%	63.5%
Other Restaurants
Directly-owned	12	14	19	(14.3)%	(26.3)%
Franchise	4	4	5	0.0%	(20.0)%
Other Restaurant Total	16	18	24	(11.1)%	(25.0)%

Grand Total	883	655	541	34.8%	21.1%

*	The figure at December 31, 2018 (2017) includes 11 (two) directly-owned stores in the U.S. (Manhattan, New York).

The table below provides information on the average number of restaurants operated by segment for each of 2018, 2017 and 2016, which is used to provide explanation of changes in financial statement elements below.

Segmented Store Numbers (averaged)	2018 Year	2017 Year	2016 Year	% FY2017 vs FY2018	% FY2016 vs FY2017
Pepper Lunch™
Directly-owned	46.4	46.7	42.1	(0.6)%	10.9%
Franchise	409.3	381.8	333.0	7.2%	14.7%
Ikinari! Steak™
Directly-owned	211.1	107.8	74.4	95.8%	44.9%
Franchise	91.5	34.5	19.8	165.2%	73.9%
Other Restaurant
Directly-owned	12.1	16.7	19.4	(27.5)%	(14.2)%
Franchise	4.0	4.6	4.5	(12.7)%	1.9%

The average number of stores is calculated by using the average of the number of stores on the last day of each month during each period.

Profit and Loss

Revenue

The table below shows revenue by segment in accordance with IFRS for each of fiscal year ended 2018, 2017 and 2016. Revenue mainly represents the amount received and receivables for food and beverage sold at directly-owned restaurants during the year, net of discount and sales related taxes.

		Year ended December 31,			Percent (%) 2018	Percent (%) 2017
Revenue		2018	2017	2016
		(Thousands of yen)
Pepper Lunch™	Directly-owned	3,299,091	3,194,836	2,716,989	3.3%	17.6%
	Franchise	2,012,103	1,847,076	1,560,010	8.9%	18.4%
	Total	5,311,194	5,041,912	4,276,999	5.3%	17.9%
Ikinari! Steak™	Directly-owned	38,551,698	20,233,708	11,146,692	90.5%	81.5%
	Franchise	3,723,166	1,463,627	654,699	154.4%	123.6%
	Total	42,274,865	21,697,335	11,801,391	94.8%	83.9%
Other Restaurants	Directly-owned	1,234,493	1,752,902	1,935,379	(29.6)%	(9.4)%
	Franchise	56,033	60,107	63,471	(6.8)%	(5.3)%
	Total	1,290,526	1,813,009	1,998,850	(28.8)%	(9.3)%
Own-brand product		209,493	77,475	57,950	170.4%	33.7%

Total		49,086,078	28,629,731	18,135,190	71.5%	57.9%

Pepper Lunch™

For fiscal 2018, revenue from the Pepper Lunch™ segment increased ¥269,282 thousand or 5.3% to ¥5,311,194 thousand. The results in 2018 reflect stronger operating performance primarily due to the increase in the number of domestic customers in Japan. In January 2018, we exhibited at the JAPAN INTERNATIONAL FRANCHISE SHOW with the aim of promoting franchises. In April, we introduced the “d POINT” point program operated by NTT DOCOMO, INC., commemorating the event with a campaign in which original Pepper Lunch™ d POINT cards with special promotions such as free soft drinks were distributed to the first 100,000 applicants. In November, the Pepper Lunch™ Business adopted the delivery service already operating in the Ikinari! Steak™ Business and is steadily expanding the number of its restaurants that provide this service. Overseas, we opened our first Pepper Lunch™ restaurant on the U.S. mainland in a suburb of Los Angeles in January.

Revenue from directly-owned stores in fiscal 2018 increased ¥104,255 thousand or 3.3% over fiscal 2017 to ¥3,299,091 thousand driven principally by an increase of 1.8% in the average number of customers per restaurant.

Revenue from Japanese franchisees primarily consists of wholesale distribution of food and beverage products to franchisees (commission income recognized in net), in addition to royalty income and franchise fees. Revenue from overseas franchisees primarily consists of royalty income from area franchisees and their sub-franchisees (i.e., area franchisees may further develop franchised restaurants within agreed-upon countries or areas). Revenue from franchise stores in fiscal 2018 increased by ¥165,027 thousand or 8.9% to ¥2,012,103 thousand. The increase in revenue was principally due to an increase of 7.2% in the average number of stores operated in 2018 compared to 2017, as well as an increase of 1.8% in the average number of customers per restaurant, which resulted in higher wholesale distribution commissions. The increase in the average number of customers per restaurant was mainly driven by the promotional campaigns in Japan as described above.

For fiscal 2017, revenue from the Pepper Lunch™ segment increased ¥764,913 thousand or 17.9% to ¥5,041,912 thousand. The results in 2017 reflect stronger operating performance primarily due to the increase in the number of domestic customers in Japan. In June 2017, we introduced a special promotional campaign in collaboration with the movie “Space Battleship Yamato 2202”, the latest episode of a famous science fiction animation series, and we decorated one of our Pepper Lunch™ stores in Tokyo with photos of “Yamato” for several weeks in the summer to attract new and existing customers. In addition, the Company introduced a Yamato sweepstakes campaign at Pepper Lunch™ stores in the fall in which customers who ordered a certain premium steak and signed up for a drawing via mobile application received a chance to win Yamato promotional goods.

Revenue from directly-owned stores in fiscal 2017 increased by ¥477,847 thousand or 17.6% over fiscal 2016 to ¥3,194,836 thousand driven principally by an increase of 10.9% in the average number of restaurants operated in 2017 compared to 2016. In addition, the average number of customers per restaurant increased by 8.6%, which was slightly offset by a decrease in average revenue per customer. The increase in the average number of customers per restaurant was mainly due to the various promotional campaigns described above.

Revenue from Japanese franchisees primarily consists of wholesale distribution of food and beverage products to franchisees (commission income recognized in net), in addition to royalty income and franchise fees. Revenue from overseas franchisees primarily consists of royalty income from area franchisees and their sub-franchisees (i.e., area franchisees may further develop franchised restaurants within agreed-upon countries or areas). Revenue from franchise stores in fiscal 2017 increased by ¥287,066 thousand or 18.4% to ¥1,847,076 thousand. The increase in revenue was principally due to an increase of 14.7% in the average number of stores operated in 2017 compared to 2016, as well as an increase of 5.4% in the average number of customers per restaurant, which resulted in higher wholesale distribution commissions. The increase in the average number of customers per restaurant was mainly driven by the promotional campaigns in Japan as described above.

Ikinari! Steak™

In fiscal 2018, revenue from the Ikinari! Steak™ segment increased ¥20,577,530 thousand or 94.8% over fiscal 2017 to ¥42,274,865 thousand. The results in 2018 reflect stronger operating performance primarily due to the increased number of stores, the popularity of lean meat in Japan, and the increased recognition of the Ikinari! brand through various promotional campaigns and advertisements.

Our Ikinari! Steak™ also worked to strengthen brand recognition and improve our repeat customer rate through marketing initiatives, such as the collaboration campaign with popular movies such as “Avengers: Infinity War” and “Bohemian Rhapsody,” a business agreement with Japan Airlines Co., Ltd. (JAL) regarding mileage program (where 9,000 JAL miles is exchanged to ¥10,000 in Niku (Beef) Money), a coupon campaign with “ZOZOTOWN” operated by ZOZO, Inc. (September 10 to September 30), and sales of a collaboration product with Lawson, Inc., called “dekaraage-kun.” In November, we attempted to set a new Guinness World Record for serving the most beef-steaks within 24 hours in a restaurant and achieved a new world record, serving 1,734 steaks. In December, we held a “New Year’s Big Thank You Campaign” to commemorate the achievement of 200 store openings in one year and the presence of at least one store in each of Japan’s 47 prefectures.

Revenue from directly-owned stores increased ¥18,317,990 thousand or 90.5% in 2018 from 2017 to ¥38,551,698 thousand, driven principally by an increase of 95.8% in the average number of restaurants operated in 2018 compared to 2017 and an increase in the number of customers per restaurant by 5.3% in the same period. The increase in the number of customers per restaurant primarily resulted from promotional campaigns and brand penetration in Japan.

Revenue from franchise stores primarily consists of wholesale distribution of food and beverage products to franchisees, in addition to royalty income and franchise fees. Revenue from franchise stores increased ¥2,259,539 thousand or 154.4% from 2017 to ¥3,723,166 thousand in 2018. The increase in revenue from franchise restaurants compared to 2017 was mainly due to a 165.2% increase in the average number of restaurants operated in 2018 compared to 2017.

In fiscal 2017, revenue from the Ikinari! Steak™ segment increased ¥9,895,944 thousand or 83.9% over fiscal 2016 to ¥21,697,335 thousand. The result in 2017 reflects stronger operating performance primarily due to the increased number of stores, the popularity of lean meat in Japan, and the increased recognition of the Ikinari! brand through various promotional campaigns and advertisements.

Our Ikinari! Steak™ also worked to strengthen brand recognition and improve our repeat customer rate through marketing initiatives, such as the collaboration campaign with the movie “Space Battleship Yamato 2202”, the latest episode of a famous science fiction animation series. We also collaborated with SEGA Games Co., Ltd. on a promotional campaign in its release of the second series of its game software.

In addition, we introduced a mobile application where customers can use our virtual Niku (Beef) Mileage Card and charge Niku (Beef) Money with their credit cards. This mobile application enables us to improve our repeat customer rate, and more customers are expected to charge Niku (Beef) Money.

Revenue from directly-owned stores increased ¥9,087,016 thousand or 81.5% in 2017 from 2016 to ¥20,233,708 thousand, driven principally by an increase of 44.9% in the average number of restaurants operated in 2017 compared to 2016 and an increase in the number of customers per restaurant by 30.6% in the same period. The increase in the number of customers per restaurant primarily resulted from promotional campaigns and brand penetration in Japan.

Revenue from franchise stores primarily consists of wholesale distribution of food and beverage products to franchisees, in addition to royalty income and franchise fees. Revenue from franchise stores increased ¥808,928 thousand or 123.6% from 2016 to ¥1,463,627 thousand in 2017. The increase in revenue from franchise restaurants compared to 2016 was mainly due to a 73.9% increase in the average number of restaurants operated in 2017 compared to 2016. In addition, revenue benefited from a 13.5% increase in the number of customers per restaurant, mainly due to the various promotional campaigns in Japan as described above, which resulted in higher wholesale food distribution commissions.

Other Restaurants

Our Restaurants Business worked to improve sales and profits at existing restaurants by introducing volume-increase sales promotions for steak and seasonal menus as individual store promotions for each business format, as well as limited-time promotional events to express gratitude to customers.

In fiscal 2018, revenue from the Other Restaurants segment decreased ¥522,483 thousand or 28.8% from fiscal 2017 to ¥1,290,526 thousand. In fiscal 2018, revenue from directly-owned stores decreased ¥518,409 thousand or 29.6% from fiscal 2017 to ¥1,234,493 primarily due to the decrease in the number of stores, partly offset by an increase in the number of customers at existing stores.

In fiscal 2017, revenue from the Other Restaurants segment decreased ¥185,841 thousand or 9.3% from fiscal 2016 to ¥1,813,009 thousand. In fiscal 2017, revenue from directly-owned stores decreased ¥182,477 thousand or 9.4% from fiscal 2016 to ¥1,752,902 primarily due to the decrease in the number of stores, partly offset by an increase in the number of customers at existing stores.

Cost of Sales

	Year ended December 31,			Percent (%)	Percent (%)
Cost of Sales	2018	2017	2016	2018	2017
	(Thousands of yen)
Pepper Lunch™	1,758,217	1,628,531	1,408,293	8.0%	15.6%
Ikinari! Steak™	20,928,959	11,142,115	6,217,526	87.8%	79.2%
Other Restaurants	523,377	721,012	799,075	(27.4)%	(9.8)%
Own-brand product	139,789	57,203	42,602	144.4%	34.3%

Total	23,350,341	13,548,861	8,467,496	72.3%	60.0%

Cost of sales primarily includes food and ingredient products used in our restaurant operations.

For 2018, cost of sales increased by 72.3%. On a segment basis, the increase was substantially consistent with the increase in revenues. For 2017, cost of sales increased by 60%. On a segment basis, the increase was substantially consistent with the increase in revenues.

Gross Profit

	Year ended December 31,			Percent (%)	Percent (%)
Gross Profit	2018	2017	2016	2018	2017
	(Thousands of yen)
Pepper Lunch™	3,552,977	3,413,381	2,868,706	4.1%	19.0%
Ikinari! Steak™	21,345,906	10,555,220	5,583,865	102.2%	89.0%
Other Restaurants	767,149	1,091,997	1,199,775	(29.7)%	(9.0)%
Own-brand product	69,704	20,272	15,348	243.8%	32.1%

Total	25,735,737	15,080,870	9,667,694	70.7%	56.0%

Gross profit represents a measure of restaurants sales less costs of sales, which includes predominantly food supplies and supply costs used at our restaurants. This is a measure commonly used by Japanese companies to assess performance and profitability and we use this measure in order to analyze pricing effectiveness at recovering food and supply costs.

In 2018, gross profit increased ¥10,654,867 thousand or 70.7% to ¥25,735,737 thousand. The increase was primarily driven by the Ikinari! Steak™ segment which grew 102.2%.

In 2017, gross profit increased ¥5,413,176 thousand or 56.0% to ¥15,080,870 thousand. The increase was primarily driven by the Ikinari! Steak™ segment which grew 89%.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consists of staff costs, lease expense and depreciation and amortization.

In 2018, selling, general and administrative expenses increased ¥9,140,476 thousand or 68.8 % to ¥22,417,000 thousand, which was primarily due to the increases in staff costs of ¥4,880,650 thousand (excluding directors’ compensation) and lease expenses for directly-owned stores of ¥1,247,824 thousand. Other administrative expenses such as depreciation and amortization, utilities, service and commission fees, and consumables and equipment fees also increased from ¥2,462,428 thousand to ¥4,569,605 thousand primarily due to its business expansion.

Employee benefits expense (composed of salaries, bonus, social welfare, transportation and other employee benefits) significantly increased mainly due to the increase in the number of full time and part-time employees working in the directly-managed restaurants. Total number of full-time employees on average rose from 455 in 2017 to 718 in 2018, an increase of 57.8%, while part-time employees increased on average from 1,687 in 2017 to 2,923 in 2018, an increase of 73.3%. Salary expense of full-time employees and wages of part-time employees increased by 73.9% and 78.8%, respectively, primarily due to the increase of number of full-time and part-time employees as mentioned above. In addition, the Company increased base salary for full-time employees, which contributed to an approximately 8% increase in salary expense, in order to attract more people and quality human resources to expand its business. We have increased both full-time and part-time employees in order to deal with increased customers, expand sales forces to further develop directly-owned and franchised stores and respond to increased administrative work.

Lease expense for directly-owned stores increased ¥1,247,824 thousand or 59.6% in 2018, mainly due to the increase of 57.5% in the average number of directly-owned stores in 2018 over 2017.

In 2017, selling, general and administrative expenses increased ¥4,448,108 thousand or 50.4% to ¥13,276,576 thousand, which was primarily due to the increases in staff costs of ¥2,075,912 thousand (excluding directors’ compensation), lease expense for directly-owned stores of ¥620,596 thousand, and outsourcing expense of ¥307,057 thousand.

Employee benefits expense (composed of salaries, bonus, social welfare, transportation and other employee benefits) significantly increased mainly due to the increase in the number of full time and part-time employees working in the directly-managed restaurants. Total number of full-time employees on average rose from 353 in 2016 to 455 in 2017, an increase of 28.9%, while part-time employees increased on average from 1,029 in 2016 to 1,687 in 2017, an increase of 63.9%. Accordingly, salary expense of full-time employees and wages of part-time employees increased by 26.0% and 61.7%, respectively, because the number of full-time and part-time employees increased primarily in the Ikinari! Steak™ segment. We have increased both full-time and part-time employees in order to deal with increased customers, expand sales forces to further develop directly-owned and franchised stores and respond to increased administrative work.

Lease expense for directly-owned stores increased ¥620,596 thousand or 42.2% in 2017, mainly due to the increase of 27.4% in the average number of directly-owned stores in 2017 over 2016. Also contributing to the rise in lease expense was pre-opening costs for 11 Ikinari! Steak™ restaurants in New York.

Outsourcing expense represents commission to operators of the directly-owned stores, which increased in 2017 ¥307,057 thousand or 185.4%, mainly due to the increase in the average number of outsourced restaurants, and the increase in the commissions to contractors as a result of increased sales in the Ikinari! Steak™ segment.

Segment Income

The table below shows segment income used by the Chief Operating Decision Maker (CODM) for the purposes of making decisions about resource allocation to the operating segments and of assessing performance of the segments, and is prepared in accordance with Japanese GAAP. Segment income below is reconciled to its profit or loss before tax under IFRS operating income for each of fiscal year 2018, fiscal year 2017 and fiscal year 2016. This information should be read in connection with Note 5 to our Audited Annual Consolidated Financial Statements for segment information.

	Year ended December 31,			Percent (%)	Percent (%)
	2018	2017	2016	2018	2017
	(Thousands of yen)
Pepper Lunch™	1,348,270	1,326,184	1,095,494	1.7%	21.1%
Ikinari! Steak™	5,311,530	2,514,720	838,087	111.2%	200.1%
Other Restaurants	105,734	158,816	143,931	(33.4)%	10.3%
Own-brand product	23,596	4,335	(1,091)	444.3%	497.3%

Total Segment income	6,789,130	4,004,055	2,076,421	69.6%	92.8%
Adjustments (i)	(2,925,912)	(1,705,541)	(1,118,081)	71.6%	52.5%

Japanese GAAP operating income total	3,863,218	2,298,514	958,340	68.1%	139.8%
IFRS and other adjustments (ii)	(2,113,873)	(508,641)	(75,850)	315.6%	570.6%

IFRS total (iii)	1,749,345	1,789,873	882,490	(2.3)%	102.8%

(i)	Adjustments mainly include corporate expenses which are not allocated to individual reportable segments.
(ii)

IFRS adjustments are principally the adjustment for Niku (Beef) Mileage Program rewards in the Ikinari! Steak™ segment, and other adjustments are principally impairment losses and provisions for onerous contracts as described in International Development.

(iii)	IFRS total is consolidated operating income as shown in the audited consolidated financial statements.

Segment income total increased ¥2,785,075 thousand or 69.6% to ¥6,789,130 thousand for the fiscal year 2018. The increase was primarily driven by the Ikinari! Steak™ segment which grew 111% year over year. The Ikinari increase in segment income is in excess of the corresponding increase in revenue as a significant portion of Selling, general and administrative expenses are more fixed in nature, which allows a larger portion of the increase in customer revenues to flow directly to segment income.

Segment income total increased ¥1,927,634 thousand or 92.8% to ¥4,004,055 thousand for the fiscal year 2017. The increase was primarily driven by the Ikinari! Steak™ segment which grew 200% year over year. The Ikinari increase in segment income is in excess of the corresponding increase in revenue as a significant portion of Selling, general and administrative expenses are more fixed in nature, which allows a larger portion of the increase in customer revenues to flow directly to segment income.

Other Operating Expenses

Other operating expenses for fiscal year 2018 was ¥2,114,577 thousand (2017: ¥80,074 thousand), which was an increase of ¥2,034,503 thousand compared to fiscal year 2017. The main reasons for the increase are impairment losses of ¥1,291,844 thousand and onerous contract provisions of ¥766,801 thousand recognized in respect of our U.S. Ikinari! Steak™ stores in fiscal year 2018.

Income Tax Expense

Income tax expense in 2018 increased ¥711,762 thousand or 111.4% to ¥1,350,710 thousand even though consolidated profit before tax decreased as taxable Japanese profit increased due principally to stronger operating performance as described above and not recognizing future tax benefits related to tax losses and temporary differences for our subsidiary. The statutory tax rate in 2018 and 2017 was 30.9% in Japan while the overall effective tax rates in 2018 and 2017 were 80.8% and 35.8%, respectively. In 2018, the effective tax rate was significantly higher primarily due to the increase in unrecognized deferred tax assets at its subsidiary, which primarily derived from impairment losses and provisions for onerous lease contracts.

Income tax expense in 2017 increased ¥328,938 thousand or 106.1% to ¥638,948 thousand as profit before tax increased due principally to stronger operating performance as described above. The effective tax rates in 2017 and 2016 were 35.8% and 34.9%, respectively, while the statutory tax rates in 2017 and 2016 were 30.9% and 33.1%, respectively. In 2017, the effective tax rate was slightly higher primarily due to unrecognized deferred tax assets, partially offset by the decrease in the Japan tax rate and the availability of salary-based tax credits.

Changes in unrecognized deferred tax assets for 2017 primarily arose from an increase in unrecognized tax losses and temporary differences for the subsidiary. The Japanese statutory effective tax rate for 2017 changed from the prior year due to the revision of the Japanese Tax Act. Tax credits for salary growth is a system where the Company may claim tax credits for employee salary increases when certain requirements are met.

Net Profit

Based on the above, net profit in 2018 decreased ¥824,440 thousand or 72.0% to ¥320,377 thousand and net profit in 2017 increased ¥566,989 thousand or 98.1% to ¥1,144,817 thousand.

Financial Position

As of December 31, 2018, current assets were ¥12,554,811 thousand, an increase of ¥4,677,541 thousand from December 31, 2017 (¥7,877,270 thousand), primarily due to cash and cash equivalents from operating activities, which increased by ¥2,368,165 thousand, and trade and other receivables, which increased by ¥1,803,424 thousand primarily consisting of deposits to shopping centers and Asahi Security. Sales to franchise owners increased due to an increase in the number of franchise restaurants by 113 or 24.8% from 455 at December 31, 2017 to 568 at December 31, 2018. The amount of deposits to the shopping centers increased mainly due to an increase in the number of restaurants in shopping centers by 30, from 77 at December 31, 2017 to 107 at December 31, 2018. The existing restaurants have also started using Asahi Security, a security company which collects cash proceeds daily.

Non-current assets were ¥14,697,842 thousand at December 31, 2018, an increase of ¥6,059,029 thousand from December 31, 2017 (¥8,638,813 thousand), primarily resulting from an increase of ¥4,111,711 thousand in property, plant and equipment attributable to the growth in the number of directly-owned restaurants by 115 which resulted in an increase of acquisition costs of these assets. The acquisition costs for leasehold improvements and kitchen equipment and furniture and fixtures in 2018 totaled ¥5,340,713 thousand, ¥325,832 thousand and ¥383,227 thousand, respectively. Construction in progress in total decreased by ¥469,061 thousand, which primarily includes certain kitchen equipment and furniture and fixtures for stores to be opened in 2019, which was partially offset by impairment losses of ¥1,291,844 thousand primarily recognized for the assets of Kuni’s Corporation.

Current liabilities were ¥17,618,674 thousand at December 31, 2018, an increase of ¥7,896,166 thousand from December 31, 2017 (¥9,722,508 thousand), primarily due to the increase in trade and other payables and related party trade payables by ¥3,367,858 thousand. This is mainly due to the increase in purchases of food materials, such as meats, vegetables, rice and beverages, resulting from the growth in the number of restaurants in 2018. Other payables for miscellaneous expenses also increased mainly due to an increase in operating expenses incurred at restaurants such as uniform cleaning, floor cleaning, purchases of face masks, Niku (Beef) Mileage cards and the electromagnetic cookers.

Interest-bearing loans and borrowings (current and non-current) increased by ¥2,670,991 thousand, which was mainly used for financing directly-owned restaurants (125 in total). We use a combination of current and non-current borrowing to finance operations, based on market conditions.

Provisions (current and non-current) increased by ¥1,361,265 thousand primarily due to provisions for onerous contracts, as described in International Development.

As of December 31, 2018, total equity was ¥3,981,818 thousand, a decrease of ¥115,540 thousand from the December 31, 2017 (¥4,097,358 thousand). Retained earnings decreased by ¥253,814 thousand primarily due to the payment of cash dividends of ¥621,158 thousand.

B.	Liquidity and Capital Resources

Our primary sources of short-term and long-term liquidity are expected to be cash flows from operations and our term loans. We generally reinvest available cash flows from operations to develop new restaurants or enhance existing restaurants, to reduce debt, and to pay cash dividends. Our cash requirements consist principally of:

•	working capital;

•	capital expenditures for new restaurant constructions, old restaurant renovations, and payments for lease deposits;

•	conducting and strengthening sales promotion tools, such as our Niku (Beef) Mileage Card;

•	paying dividends to our shareholders; and

•	debt service requirements

At December 31, 2018, despite cash and cash equivalents of ¥6,732,918 thousand, we had an excess of total current liabilities over total current assets of ¥5,063,863 thousand. Based upon current levels of operations and anticipated growth, we expect that cash flows from operations, combined with other financing alternatives customarily available in Japan, will be sufficient to meet our capital expenditure, working capital deficit and non-current debt service requirements for at least the next 12 months and the foreseeable future.

Cash Flows

The table below summarizes our cash flows from operating, investing and financing activities for each of the past two fiscal years (in thousands of yen):

	For the year ended December 31,
	2018	2017	2016
	(Thousands of yen)
Total cash provided by (used in)
Operating Activities	6,644,688	4,189,609	1,691,520
Investing Activities	(6,444,953)	(3,375,207)	(1,346,831)
Financing Activities	2,179,096	1,205,877	388,122

Net increase in cash and cash equivalents	2,378,831	2,020,279	732,811

Effect of Exchange Rate Changes	(10,666)	618	(683)

The table below shows the reconciliation of free cash flow to cash from operating activities for each of the past three fiscal years (in thousands of yen):

	For the year ended December 31,
	2018	2017	2016
	(Thousands of yen)
Operating Activities	6,644,688	4,189,609	1,691,520
Capital Expenditures	5,958,449	2,667,338	1,273,565

Free Cash Flow*	686,239	1,522,271	417,955

*

“Free cash flow” is a non-GAAP measure, which is defined as cash provided by operating activities less capital expenditures, and it is not computed or determined in accordance with IFRS nor does it represent residual cash flow available for discretionary expenditures. We believe this measure is beneficial to an investor’s understanding on the Company’s current liquidity and the alternatives of use in financing activities because it takes into consideration our operating and investing activities.

Operating activities

Cash provided by operating activities totaled ¥6,644,688 thousand and free cash flow was ¥686,239 thousand in 2018 while cash provided by operations totaled ¥4,189,609 thousand and free cash flow was ¥1,522,271 thousand in 2017. In 2018, cash provided by operations increased by ¥2,455,079 thousand or 58.6% compared with 2017, as improved operating results were partly offset by higher income tax payments and other working capital changes.

Cash provided by operating activities totaled ¥4,189,609 thousand and free cash flow was ¥1,522,271 thousand in 2017 while cash provided by operations totaled ¥1,691,520 thousand and free cash flow was ¥417,955 thousand in 2016. In 2017, cash provided by operations increased by ¥2,498,089 thousand or 147.7% compared with 2016, as improved operating results were partly offset by higher income tax payments and other working capital changes.

Investing activities

Cash used in investing activities totaled ¥6,444,953 thousand in 2018, an increase of ¥3,069,746 thousand compared with 2017. The increase was primarily due to an increase in purchases of property, plant and equipment of ¥3,291,111 thousand associated with new store openings, payment of lease deposits receivable of ¥296,921 thousand and construction loan receivable from lessors of ¥705,810 thousand partly offset by increase in proceeds from sales of property, plant and equipment of ¥1,034,241 thousand. We opened 117 new directly-operated stores in 2018: 109 Ikinari! Steak™ stores, nine of which are located in the U.S. and managed by our subsidiary, Kuni’s Corporation, and eight Pepper Lunch™ stores.

Cash used in investing activities totaled ¥3,375,207 thousand in 2017, an increase of ¥2,028,376 thousand compared with 2016. The increase was primarily due to an increase in purchases of property, plant and equipment of ¥1,393,773 thousand associated with new stores openings. We opened 56 new directly-operated stores in 2017: 53 Ikinari! Steak™ stores, two of which are located in the U.S. and managed by our subsidiary, Kuni’s Corporation, and three Pepper Lunch™ stores.

Financing activities

Cash provided by financing activities totaled ¥2,179,096 thousand in 2018, an increase of ¥973,219 thousand compared with 2017. The increase was primarily due to an increase in proceeds from long-term borrowings of ¥2,507,000 thousand partly offset by an increase in repayment of long-term borrowings of ¥982,455 thousand and paid dividends of ¥321,136 thousand.

Cash provided by financing activities totaled ¥1,205,877 thousand in 2017, an increase of ¥817,755 thousand compared with 2016. The increase was primarily due to an increase in proceeds from long-term borrowings of ¥950,000 thousand and stock option exercises of ¥349,912 thousand, partly offset by an increase in repayment of long-term borrowings of ¥311,692 thousand and paid dividends of ¥104,591 thousand.

Restaurant development and capital expenditures

In 2018, we opened 137 directly-owned restaurants, closed 2 restaurants and transferred 18 restaurants to our franchisees. In 2017, we opened 56 restaurants and closed 9 restaurants. We close restaurants for a variety of reasons, such as existing sales and profit performance, change to a type of store with stronger performance, or termination of the building lease by reason of the expiration of the period or by request from the lessor.

Capital expenditures	For the years ended December 31,
	2018	2017	2016
	(Thousands of yen)
New restaurants (primarily leasehold improvements)	6,892,169	2,296,490	1,227,739
Existing restaurants	139,268	179,276	111,179
Others*	42,920	519,044	59,385

Total capital improvements**	7,074,357	2,994,810	1,398,303
Non-cash items	(1,115,908)	(327,472)	(124,738)

Total capital expenditures	5,958,449	2,667,338	1,273,565

Total assets	27,252,653	16,516,083	9,557,896

*	“Others” primarily includes kitchen equipment to be leased to franchisees, corporate equipment and other office-related expenditures, as well as capital expenditures for construction in progress.
**	Includes non-cash amounts such as accounts payable and asset retirement obligations recorded upon the purchases of property, plant and equipment.

New restaurant investments in all years were concentrated in locations and areas with strong returns and or opportunities for long-term growth. Average development costs vary widely by locations and areas depending on the types of restaurants built and construction costs within each location. These costs, which primarily include leasehold improvements and equipment, are managed through the use of optimally-sized restaurants, construction and design efficiencies, and leveraging best practices. Total development costs (mainly consisting of leasehold improvements and equipment) for new restaurants in Japan and the U.S. averaged approximately ¥45,255 thousand and ¥122,170 thousand, respectively in 2018.

For 2019, we intend to open approximately 25 Pepper Lunch™ stores, the majority of which are expected to be franchised stores. Two-thirds of these new stores are expected to be opened in international locations. We also intend to open approximately 210 Ikinari! Steak™ stores, of which approximately half are expected to be franchised stores. Substantially all of the new Ikinari! Steak™ stores are expected to be opened in Japan.

Financing Activities

In March 2016, March 2017 and March 2018, we entered into three separate Delayed Draw Term Loan Agreements with MUFG Bank, Ltd. for loans in the aggregate amount of ¥2,500,000 thousand. At March 31, 2018, we had ¥291,680 thousand outstanding under the 2016 Term Loan and ¥641,668 thousand outstanding under the 2017 Term Loan. These loans were originally secured by certain of our assets, but as of April 10, 2018, the collateral on each loan has been removed as a result of improvements in our credit. No other material terms were changed. These agreements contain various restrictive covenants including, among others, continuously maintaining a positive “ordinary profit” under Japanese GAAP (profit excluding extraordinary items, such as impairment losses and provisions for onerous lease contracts from profit before tax) each year throughout the period of the loans. For 2018, the Company recorded a positive “ordinary profit” under Japanese GAAP and is in compliance with the covenants. A breach of these or other covenants could result in an event of default under these agreements and could lead to upward adjustments in the applicable interest rate. In the case of a continuing event of default, MUFG Bank, Ltd. could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit.

Share Issuance

The Company has historically funded its operations through revenue, including franchise revenue, and our term loans as well as through the issuance of common shares. The following sales and issuances of common shares have been completed in the last five fiscal years, and reflect the share splits that were effective in 2013, 2015 and 2017.

Fiscal Year Ended December 31	Type of Share Issuance	Number of Common Shares Issued	Price Range (Low/High)	Gross Proceeds or Deemed Value
			(Yen)	(Thousands of yen)
2019 to Date (March 31, 2019)	Option Exercises	57,000	Low: 465 / High: 488	27,816
2018	Option Exercises	198,000	Low: 465 / High: 488	94,043
2017	Option Exercises	901,000	Low: 284 / High: 488	404,921
2016	Option Exercises	209,000	Low: 284 / High: 488	55,009
2015	Option Exercises	1,783,800	Low: 284 / High: 465	832,679
2014	Option Exercises	462,600	Low: 76.33 / High: 142	226,271

Prospects

Our basic management philosophy is to operate a chain of eating and drinking establishments that provide the quality food, affordable pricing, and a high level of customer service to enhance the dining experience. We seek to secure potential sites for stores in good locations and expand our business through steady growth in revenues and profits. Accordingly, the growth rates of revenue and profits are considered to be extremely important management indices for measurement of our successful execution of our business plan and strategy.

We are continuing to expand the Pepper Lunch™ franchise in the medium to long-term with the goal of creating a business with high profit margins. Our expansion includes developing and introducing new types of stores that are derived from Pepper Lunch™, such as “92’s (Kuni’s),” “Chargrilled Beef Hamburger Steak Kuni,” and “Tokyo 634 Burg.” We will seek new locations, such as highway rest stops and amusement parks, in addition to traditional store locations such as shopping and entertainment districts and inside shopping centers.

The Ikinari! Steak™ business is being positioned as the new pillar of our management strategy. We intend to use our working capital for this expansion and will pursue debt and equity financing, as well as bank loans, as and when needed, provided we can secure appropriate terms. We are continuing to improve the revenue and profit base for this segment by enhancing its management systems and, in addition to opening new stores and expanding the franchise, aggressively outsourcing the operation of stores to employees who have strong store management skills and are highly motivated to become independent.

The other restaurant segment is benefiting from the application of know-how and menu items accumulated throughout our restaurant operations, while also increasing the visibility of the various restaurant businesses and expanding overall franchise opportunities.

We continue to emphasize a strong commitment to improvement of our quality control systems, with high priority given to food safety and security.

With regard to overseas stores, while Pepper Lunch™ has been opening more stores mainly in the Asia region, we have also opened Ikinari! Steak™ stores in the United States (Manhattan, New York) since 2017. Refer to International Development for more information. We will continue to expand our overseas locations in Asia and the United States and consider additional market opportunities in Europe, New Zealand and elsewhere.

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. See Note 3 of Notes to the Audited Consolidated Financial Statements for additional information on significant accounting judgments, estimates and assumptions.

Revenue from contracts with customers

The Group recognizes revenue arising from contracts with customers based on a five-step model.

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met.

(i)	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(ii)	The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(iii)	The entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The Group recognizes revenue for a performance obligation that is satisfied at a point in time when the Group transfers a promised good or service to a customer as described in the following each transactions.

Revenue from restaurants owned and operated by the Group

Sale of food and beverage products at restaurants owned and operated by the Group

The Group is obligated to provide food and beverages products to customers at restaurants owned and operated by the Group. Performance obligations to provide food and beverages to customers at restaurants are satisfied when the Group transfers food and beverage products to customers and the customers obtain control of those products. Customers may redeem discount coupons that can be applied against the payment for food and beverage products at restaurants owned and operated by the Group. The Group measures revenue at an amount equal to consideration promised in a contract with a customer less those discounts.

The Group recognizes revenue when the services above are provided and the performance obligations are satisfied.

Niku (Beef) Mileage Program

The Group’s Niku (Beef) Mileage Program offers customers incentives to dine at Ikinari! Steak™ restaurants. This program allows members to earn mileage credits equivalent to the weight in grams of steak purchased at Ikinari! Steak™ restaurants. Members are rewarded with certain status level such as “Gold Member” and “Platinum Member” as they accumulate mileage credits. Members at certain status levels receive rewards in accordance with their accumulated mileage credits and can enjoy free or discounted food for their respective status levels with these rewards. The rewards have expiry dates, and the right of redemption is forfeited at a specified future expiration date.

The Group recognizes a contract liability corresponding to the sale giving rise to the mileage credits for the rewards. Such liability corresponds to the estimated future redemption amount calculated based on historical redemption patterns, taking into account rewards that are not expected to be utilized (referred to as ‘breakage’). There is uncertainty in the redemption patterns. Such liability is derecognized and revenue is recognized subsequently at the time when the rewards are redeemed and services, such as free or discounted steaks, are provided, satisfying the performance obligation. The same accounting treatment is applied at the expiration of rewards.

Niku (Beef) Money

The Group’s Niku (Beef) Money offers customers electronic money services whereby customers can charge (prepay) money as electronic money and can then use it for payment for the purchase of products, services, and other transactions in lieu of cash at restaurants. The Group recognizes a contract liability when customers charge their cards at the amount of the prepayment for its performance obligation to transfer, or to stand ready to transfer, goods or services in the future. Such liability is derecognized and revenue is recognized subsequently at the time when food and beverages products are provided to customers at restaurants, satisfying the performance obligation. The Group recognizes the expected breakage at the amount calculated based on historical breakage patterns.

Revenue from franchised restaurants

Services provided to franchised restaurants

The Group has the following performance obligations in the contracts with franchised restaurants:

•	Wholesale distribution of food and beverage products and other consumables;

•	Design and supervisory of the construction of a store prior to its opening; and

•	Provision of staff training prior to store opening.

The Group recognizes revenue when the services above are provided and the performance obligations are satisfied.

Royalties

The Group also has the following performance obligations in the contracts with franchised restaurants in addition to above:

•	Grant of rights to display or use trademarks, service mark, and logo throughout the contractual period;

•	Grant of rights to use all know-how throughout the contractual period; and

•	Provision of follow-up operational training and guidance throughout the contractual period.

The Group receives royalties for satisfying the performance obligations stated above. The performance obligations are satisfied over the contractual period, and accordingly, the Group recognizes revenue in proportion to monthly sales of franchised restaurants.

Franchise fees

In addition, the Group receives franchise fees primarily for such one-time performance obligations in the contracts with franchised restaurants as business plan developments and market and location research prior to store opening. The Group recognizes franchise fees as revenue when it satisfies these obligations.

Wholesale distribution of food and beverage products—Commission

Commission revenue from wholesale distribution of food and beverage products to franchisees is recognized, in general, on the date of the delivery of the related food and beverage products to franchised restaurants.

In these transactions, the Group primarily acts as a purchasing agent on behalf of a franchised restaurant, and revenue is presented as the amount received from the franchised restaurant less the amount paid on behalf of the franchised restaurant to the supplier. The Group acts as a principal in import transactions only. The following indicators are considered when determining whether the Group is acting as a principal or an agent with respect to a transaction:

•	Whether the Group has the primary responsibility for providing goods or services to franchised restaurants or fulfilling the order;

•	Whether the Group has inventory risk before or after the franchised restaurants’ orders, during transportation, or on return; and

•	Whether the Group has the right to establish prices, either directly or indirectly.

Revenue from master franchise agreements

The Group has the following performance obligations in the master franchise agreements with master franchisors:

•	Grant of franchise rights to establish and operate directly owned restaurants within the sub-franchise territory;

•	Grant of exclusive rights to grant franchise rights to sub-franchisees to establish and operate franchised restaurants within the sub-franchise territory; and

•	Provision of necessary operational training throughout the contractual period.

The Group recognizes revenue when it satisfies the performance obligations stated above. The performance obligations above are satisfied over the contractual period, and accordingly, the Group recognizes revenue evenly over the period, and records a contract liability for the deferred potion of master franchise fees.

In addition to these contract liabilities described above, “Advances received” are also recorded as a contract liability.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price, any directly attributable costs of bringing the asset to its working condition and location for its intended use, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Depreciation is recognized in the consolidated statements of profit or loss as “Selling, general and administrative expenses.” Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Provisions for Onerous Lease Contracts

A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, the Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, expected sub-lease income and other exit costs associated with store closing commitments.

The Group regularly reviews the operational performance of our stores and makes assessments of the future developments of these stores. In some cases, we decide to close stores, which requires management to make a number of judgments to ensure that these decisions are appropriately reflected in our financial statements. This involves testing non-financial assets for impairment and also the recognition of provisions relating to store closures such as provisions for onerous contracts.

Impairment of Non-Financial Assets

The Group assesses during each reporting period whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset, such as goodwill or intangible assets with indefinite life, is required, the Group estimates the asset’s recoverable amount. Recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount of the cash-generating unit, or CGU, to which the asset belongs is determined. Recoverable amount is the higher of fair value less costs of disposal or its value in use. When the carrying amount of an asset or a CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. In principle, each restaurant is considered as an individual CGU and recoverable amounts of each CGU are generally calculated based on value in use as this is generally considered to be higher than fair value less costs of disposal. These budgets and forecast calculations generally cover a period of three years. No growth rate is applied to project future cash flows after the third year.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss as “Other operating expenses.”

Assets other than goodwill are assessed to determine whether there is any indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

Deferred Tax

Deferred tax is provided using the asset and liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. At the end of 2018, the unrecognized deferred tax assets were predominately in foreign jurisdictions.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income (OCI) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if and only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

C.	Research and Development, Patents and Licenses, Etc.

The Company does not currently conduct material research and development activities.

D.	Trend Information

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

E.	Off-Balance Sheet Arrangements

Capital commitment

At December 31, 2018, we had capital commitments of ¥571,682 thousand relating to the completion of the renovation of new stores. This is primarily being funded through the Company’s own funds and borrowings. There were no capital commitments as at December 31, 2017 and January 1, 2017.

F.	Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Thousands of yen)
Rentals payable under non-cancellable operating leases	4,594,963	631,246	1,212,515	1,059,619	1,691,583
Interest-bearing loans and borrowings	5,240,522	2,294,990	2,945,532	—	—
Other financial liabilities	2,396,911	1,017,582	12,868	2,000	1,364,461
Capital commitments	571,682	571,682	—	—	—

Total	12,804,078	4,515,500	4,170,915	1,061,619	3,056,044

The Group recognized ¥717,516 thousand of the above non-cancelable lease payments as part of the provisions for onerous lease contracts. Subsequent to the year end, the Group negotiated the cancelation of ¥1,577,411 thousand of the above non-cancelable lease payments.

G.	Safe Harbor

All information that is not historical in nature disclosed under “—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 31, 2019. The mailing address for each of the individuals below is c/o Pepper Food Service Co., Ltd. at our address set forth herein.

Name	Age	Title
Kunio Ichinose	76	Representative Director, President and Chief Executive Officer
Kensaku Ichinose	46	Representative Director, Vice President, General Manager of Management Division, CFO
Kazunori Kanno	58	Managing Director
Hidemitsu Ashida	63	Managing Director
Hideki Kawano	53	Director
Takashi Tsuchiyama	55	Director
Hiroto Saruyama	48	Managing Director
Masato Inada	60	External Director
Takayuki Yamamoto	54	External Director
Yukinobu Ota	60	External Corporate Auditor
Moriyuki Kurihara	56	External Corporate Auditor
Jotaro Fujii	70	External Corporate Auditor

Kunio Ichinose founded the Company as Kuni Co., Ltd in 1985 (currently Pepper Food Service Co, Ltd.) and served as its Representative Director since its corporate form was changed from Yugen Kaisha to Kabushiki Kaisha in 1995. Mr. Ichinose has served with the Company since its inception. He became the Company’s President and Chief Executive Officer in January 2015. During his tenure, he has held a number of positions at the Company, including General Manager of the Company’s Restaurant Department and the Company’s Sales Planning Department. Mr. Ichinose is the father of Kensaku Ichinose, Representative Director, Vice President, General Manager of Management Division, CFO.

Kensaku Ichinose has been the Representative Director, Vice President, general Manager of Management Department, CFO since January 2019. Ha has also served as the Company’s CFO and the Executive Director and General Manager of Administration Department of the Company since January 2012. Mr. Ichinose initially joined the Company in November 1999, and from March 2005 until January 2012 served as Director and Operation Manager of Pepper Lunch™. Prior to that Mr. Ichinose served as the head of business operations at Sawayaka Co., Ltd., a char-grilled hamburger steak restaurant from April 1993 until November 1996. Mr. Ichinose is the son of Kunio Ichinose, the Company’s Chief Executive Officer.

Kazunori Kanno has been the Managing Director, General Manager of Sales Management Department, General Manager of Restaurant Business Department, and General Manager of Global Business Department since January 2019. He has also served as the Company’s Managing Director and General Manager of the Company’s Sales Management, Restaurant Business Department, and Global Business Department since January 2014. He has also served as General Manager of the Company’s Pepper Lunch™ Business Department and Ikinari! Steak™ Business Department since January 2015, and as the Company’s General Manager of Sales Support Business Department since January 2016. Mr. Kanno has served in various roles throughout the Company since he joined the Company in 1995. Prior to joining the Company, Mr. Kanno served as a manager at Green Grass Co., Ltd, a pub restaurant from March 1986 until April 1995.

Hidemitsu Ashida has been the Managing Director and General Manager of Development Department since January 2019. He has served as the Company’s Director and General Manager of the Company’s Development Department since January 2012 as the General Manager of the Company’s Restaurant Department from March 2009 until January 2014, and as the General Manager of the Company’s Sales Department from March 2003 until March 2009. Mr. Ashida has been with the Company since May 2000, initially serving as the Director of Sales Promotion. Prior to joining the Company, Mr. Ashida was a Sales Manager at Hokuriku Maruso Co., Ltd. from April 1999 until May 2000 and Task Manager at Burger King Japan Co., Ltd. from May 1996 until April 1999.

Hideki Kawano has been the Company’s Director since March 2014, and has served as the President of Kuni’s Corporation, the Company’s wholly owned subsidiary, since April 2018. Prior to that, he served as the General Manager of the Company’s Sales Planning Department and Manager of the Company’s Sales Promotion Department from January 2015 to April 2018. Prior to that, he served as Manager of the Company’s Sales Promotion Department and Sales Planning Department from January 2012 until January 2015. Mr. Kawano has been with the Company since June 2010, initially serving as acting manager of the 7th Sales Department. Prior to joining the Company, Mr. Kawano was a director at Unimat Group from November 2001 until June 2010 and a General Manager at Fujii Foods System Co., Ltd. from April 1988 until November 2001.

Takashi Tsuchiyama served as the Company’s Director from March 2015 to April 2019, and served as the Corporate Planning Promotion Officer from March 2019 to April 2019. He has resigned from such positions, effective as of April 30, 2019. Mr. Tsuchiyama also served as President’s Office from January 2019 to March 2019, and as the Manager of the Company’s Affairs Department from April 2018 to December 2018. Prior to that, he served as the President of Kuni’s Corporation, the Company’s wholly owned subsidiary, from September 2016 to April 2018. Prior to that, he served as Manager of the Company’s Purchase Department from January 2011 until March 2015. Mr. Tsuchiyama has been with the Company since April 2009, initially serving as a manager. Prior to joining the Company, Mr. Tsuchiyama was a Sales Director at Nitto Trading, Ltd. from March

2007 until April 2009, and a Section Chief at Nichimen Corporation from April 1989 until March 2003. In March 2003, Mr. Tsuchiyama co-founded IS World Co., Ltd., a food wholesaler. During his time at IS World Co., Ltd. from April 1, 2003 to January 31, 2007, the company imported processed foods mainly from Southeast Asian countries and sold them to restaurants, food wholesalers and supermarkets.

Hiroto Saruyama has been the Managing Director and Manager of Corporate Planning Promotion Office since March 2019. He has been served as the Company’s Director since March 2015 and served as Managing Director and Manager of Corporate Planning Office from January 2019 to March 2019 and served as General Manager of the Company’s General Affairs Department from April 2017 to December 2018. Mr. Saruyama has been with the Company since September 2006, serving in various roles, including Executive Officer, Manager of the Company’s General Affairs Department, Administration Department and Manager of the Company’s Crisis Management Office. Prior to joining the Company, Mr. Saruyama was a deputy manager of the Bic Camera Yurakucho location, part of the consumer electronics retailer Bic Camera, Inc., from February 1990 until September 2006.

Masato Inada was elected to serve as an external director of the Company in March 2015. Mr. Inada has extensive experience of over 35 years in business management and reform. Mr. Inada serves as Representative Director of RE-Engineering Partners Co., Ltd., a contractor focusing on business reforms, a company he founded in August 2008. From June 2007 to date, Mr. Inada served as a Representative Director and President of Himiko Co., Ltd., a manufacturer, wholesaler, and retailer of shoes, in which he acquired a deep knowledge of business management and reform methodologies. Prior to that, between 1990 and January 1994, he served as an associate at McKinsey & Company Co., Ltd., and from April 1983 until February 1990, as an employee at Toyota Industries Corporation. From June 1996 until March 2002, Mr. Inada also served as a Director of Aoki International Co., Ltd.

Takayuki Yamamoto has been serving as an external director of the Company since March 2016. In May 2013, Mr. Yamamoto founded Yamamoto Takayuki Certified Public Accounting Office, where he currently serves as a principal. Prior to founding his accounting firm, Mr. Yamamoto was a managerial level employee at Namco Limited (eventually joining Bandai Namco Holdings Inc. due to an employment transfer), a video game developer and publisher for households and businesses, manufacturer and seller of game machines, and operator of amusement parks, from March 2005. He has over 21 years of experience in accounting, internal controls and taxation, including experience at accounting firms and companies. Mr. Yamamoto is a Certified Public Accountant and a Certified Tax Accountant in Japan. Mr. Yamamoto possesses professional competence as required by the Companies Law and regulations deriving thereof.

Yukinobu Ota has over 35 years of experience at banks and other financial institutions. In April 1982, Mr. Ota joined Sumitomo Trust Bank, Limited (currently called “Sumitomo Mitsui Trust Bank, Limited”) where he served as director’s assistant, among other responsibilities. In March 1993, he joined Citibank, N.A., where he engaged in structured finance as a Vice President. Mr. Ota joined UBS Trust Bank (UBS Shintaku Ginko K.K.) in May 1998, and assumed the position of Director. Later, in May 2007, Mr. Ota joined Mizuho Securities Co., Ltd. where he served as Director and undertook a leadership position in risk management of principal investments, and subsequently, undertook the position of internal auditor in charge of the group’s European subsidiaries. Finally, in March 2018, Mr. Ota was appointed as a full-time external corporate auditor of the Company.

Moriyuki Kurihara has served as our part-time corporate auditor since March 2006. Since April 1998, Mr. Kurihara has practiced as an attorney-at-law in Japan and, since May 2005, has run his own legal practice at the Kurihara Law Firm.

Jotaro Fujii has served as our part-time corporate auditor since March 2012. He currently serves as a representative director of Fujii Office Co., Ltd., which provides education and consulting services for the food industry, since he founded the company in September 1999. Since June 2010, Mr. Fujii has served as the Chairperson of the Executive Committee for 16th Convention of the Japan Society of Foodservice Studies.

Mr. Fujii previously founded and served as President of Subway Japan, Inc., from October 1991 until December 1996, and served as President of First Kitchen Ltd. from May 1990 until October 1991.

Other than as set forth above, there are no familial relationships between any of the persons named above. For further details, see “Major Shareholders and Related Party Transactions—Agreements with Directors and Officers.”

B.	Compensation

In accordance with the Companies Act and our regulations of the board of directors the amount of compensation for directors and corporate auditors is decided by first setting the maximum amount of total compensation for all directors and all corporate auditors by a resolution of the shareholders meeting, and the representative director authorized by the board of directors then decides on the amount of compensation for each director based on certain criteria established by the Company and the amount of compensation for each corporate auditor is decided through discussion among the corporate auditors.

Compensation for the Company’s directors is based on the total directors’ compensation of no more than ¥400,000,000 per year (but not including any compensation received as an employee), which amount was resolved at the 33rd Annual Shareholders’ Meeting held on March 29, 2018, and compensation for the Company’s corporate auditors is based on the total corporate auditors’ compensation of no more than ¥30,000,000 per year, which amount was resolved at the 32nd Annual Shareholders’ Meeting held on March 29, 2017.

Remuneration to directors and corporate auditors is comprised of base compensation, stock options and a discretionary bonus. In the fiscal year ended December 31, 2018, we paid an aggregate of approximately ¥216,974 thousand to our directors and corporate auditors, including stock options. The following table summarizes the total amount of compensation for each director/officer category, total amount by the type of compensation, and number of covered directors/officers.

Category of directors and officers	Total amount of compensation	Remuneration	Stock option transactions	Number of covered directors and officers (persons)
	(Thousands of yen)
Directors (excluding external directors)	214,141	205,235	8,906	7
Corporate auditors (excluding external corporate auditors)	2,833	2,833	—	1
External directors and officers	29,049	27,958	1,091	8

The Pepper Food Service Work Rules contain certain provisions regarding the provision of bonuses. Bonuses are paid to employees (other than directors and corporate auditors) based on performance (Article 26). The bonus payment month, covered period, and evaluation month are as follows (Article 27):

Category	Payment month	Payment period (for accounting purposes)	Covered period (performance evaluation period)	Evaluation month
Summer	June	January through June	November of the previous year to April of the current year	May of the current year

Winter	December	July through December	May of the current year to October of the current year	November of the current year

This performance bonus is paid based on the Company’s performance and the individual’s performance evaluation. The payment criteria, total payment amount, and the method for determination of the performance bonus are set forth in the Compensation Administration Policy (Article 29 of the Work Rules). Article 4 of the Compensation Administration Policy provides that the amount of the performance bonus will be decided based on the Company’s performance for that period. There are also cases where other special additions are made, such as special merit allowances, special work allowances, and adjustments.

No bonus is paid to individuals who are newly employed midway through the evaluation period, but there are cases where a certain amount is paid as a one-time payment (Article 30 of the Work Rules). Additionally, no bonuses are paid to individuals who do not work for the Company as of the payment date (Article 31 of the Work Rules).

C.	Board Practices

Corporate Governance Practices

As a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ Global Market, or NASDAQ, listing standards, we will be subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Among others, we are not required to have a board of directors that is comprised of a majority of independent directors as required under the NASDAQ listing standards. In addition, consistent with the Companies Act, the rules of the Tokyo Stock Exchange (TSE) and corporate practice in Japan, we do not have any standing committees other than our Management Committee. Our board of directors as a whole performs the functions of a compensation committee and a nominating and corporate governance committee. Our audit function is performed by a separate board of corporate auditors in compliance with the Companies Act and as further discussed below under “—Board of Corporate Auditors.”

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we must have no more than 12 members on the board of directors. Directors are typically nominated at the board level and are elected at general meetings of shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms. The term of office for all of our current directors expires in March 2020.

The board of directors shall elect from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs and in the execution of our Company’s business. The board of directors shall elect from among its members a president, and may elect from among its members a chief executive officer, one or more vice presidents, one or more executive directors and one or more managing directors.

Under the current corporate structure of the Company, we are not required to have an external director from a Companies Act perspective. However, we currently have two external directors who satisfy the requirements for an external director under the Companies Act.

We do not have any contracts with our directors providing for benefits upon termination of employment.

Board of Corporate Auditors

Our corporate auditors constitute a board of corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Our articles of incorporation provide for not more than four corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. The term of office for each of Messrs. Kurihara and Ota expires in March 2022 and the term of office for Mr. Fujii expires in March 2020. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees or accounting advisors (kaikei sanyo) of us or any of our subsidiaries or corporate officers of our subsidiaries. Under the Companies Act, at least one-half of them must be persons who satisfy the requirements for an external corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. A corporate auditor can exercise its rights to investigate with respect to a subsidiary of a company necessary to perform the corporate auditor’s duties. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. If a corporate auditor believes that a director engaged in, or is likely to engage in, misconduct, or that there has been a violation of statutory regulations or the articles of incorporation, or if the corporate auditor believes the director engaged in acts that are significantly improper, the corporate auditor must report that fact to the board of directors and can demand that a director convene a meeting of the board of directors. If no such meeting is convened in response to the demand, the corporate auditor can convene the meeting under his own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of the company or otherwise in violation of laws or regulations or a company’s articles of incorporation, and such act is likely to cause significant damage to the company, then a corporate auditor can demand that the director cease such activity.

The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent auditors, each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

A corporate auditor must inspect the proposal, documents and any other materials to be submitted by the directors to the shareholders’ meeting. If the auditor finds a violation of statutory regulations or the articles of incorporation, or a significant improper matter, they must report those findings to the shareholders’ meeting. A corporate auditor must also represent the company: (i) in litigation between the company and a director, (ii) in dealing with shareholders’ demands seeking a director’s liability to the company, and (iii) in dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to the company. A corporate auditor can file court actions relating to the company within the authority of the corporate auditor, such as an action to nullify the incorporation of the company, the issuance of shares, or a merger, and the corporate auditor may cancel a resolution at a shareholder’ meeting.

Under the Companies Act, a “large company” that is also a “public company” must have a board of corporate auditors. A large company is a Kabushiki Kaisha, or a KK, with stated capital of ¥500 million or more, or total balance-sheet liabilities of ¥20 billion or more. As of December 31, 2018, the Company’s stated capital was ¥1,532,824 thousand, which exceeds the ¥500 million threshold for large companies. Therefore, the Company falls under the category of a “large company” under the Companies Act. The Company is also a “public company” because our articles of incorporation do not require the board of directors to approve share transfers. Because the Company is both a large company and a public company, it is required under Japanese law to have a board of corporate auditors.

We are also required under the Companies Act to appoint independent certified public accountants (kaikei kansanin). Under the Companies Act, independent certified public accountants would have the statutory duties of examining our financial statements to be submitted by our representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant corporate auditors and directors. The independent certified public accountants also would audit the financial statements to be included in the securities reports that are required to be filed with the director of the relevant local finance bureau of the Ministry of Finance. This requirement to appoint independent certified public accountants is separate from, and in addition to, the audited financial requirements under the Securities Act of 1933, as amended.

Management Committee

The Company maintains a management committee comprised of a president, full-time directors, full-time corporate auditors, executive officers and the persons designated by the president that, among other tasks, determine the matters to be discussed at board of directors’ meetings. Under the management committee rules, which were established on January 14, 2003, the Company’s management committee is required to meet as a general rule, once every week. However, any meeting may be canceled with prior notice. In addition to the weekly management committee meetings, extraordinary meetings may be held as necessary.

Limitation of Liability Agreements

Under Article 31, Paragraph 2 of the Articles of Incorporation and the commercial registration of the Company as of August 4, 2017 (among other prior versions), and pursuant to Article 427 of the Companies Act, the Company may enter into an agreement with a non-executive director to limit his or her liability to the Company for loss or damage to the Company, as specified under Article 423(1) of the Companies Act, if the director has neglected his or her duties; provided that, the amount of such limited liability is the Minimum Liability Amount stipulated in Japanese laws and regulations. Masato Inada and Takayuki Yamamoto fall under the category of non-executive directors under the Companies Act. Accordingly, the Company has executed separate limitation of liability agreements with Mr. Inada and Mr. Yamamoto, dated April 17, 2017, under Article 31, Paragraph 2 of the Articles of Incorporation. These agreements are not intended to apply to claims that may be brought against such non-executive director under U.S. federal securities laws.

Additionally, under Article 42, Paragraph 2 of the Articles of Incorporation and the commercial registration of the Company as of August 4, 2017 (among other prior versions), and pursuant to Article 427 of the Companies Act, the Company may enter into an agreement with a corporate auditor to limit his or her liability to the Company for loss or damage to the Company, as specified under Article 423(1) of the Companies Act, if the corporate auditor has neglected his or her duties; provided that, the amount of such limited liability is the Minimum Liability Amount stipulated in Japanese laws and regulations. Accordingly, the Company has executed separate limitation of liability agreements with Moriyuki Kurihara and Jotaro Fujii, dated April 17, 2017, under Article 42, Paragraph 2 of the Articles of Incorporation, as well as a limitation of liability agreement with Yukinobu Ota dated March 29, 2018. These agreements are not intended to apply to claims that may be brought against such corporate auditor under U.S. federal securities laws.

D.	Employees

As of December 31, 2018, we had 810 full-time employees, an increase of 291 employees from December 31, 2017. Of the full-time employees, 793 were employed in Japan, and 17 were employed in the U.S.

During the fiscal year ended December 31, 2018, there was an increase of employees due to an increase in restaurant locations, most of which were Ikinari! Steak™ stores. Please find details concerning our employee numbers below.

Employee Numbers

	2018		2017		2016
Segment	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time
Pepper Lunch™	68	244	65	255	56	237
Ikinari! Steak™	631	2,571	354	1,297	204	647
Other Restaurants	23	95	28	126	39	137
Own-brand products	1	0	1	0	1	0
Corporate management	87	13	71	9	51	8

Total	810	2,923	519	1,687	351	1,029

The number of full-time workers include regular employees, and the part-time workers include part-time workers (based on an average number of part-time employees working 8-hour shifts), temporary staff from human resources companies, and fixed-term contract employees.

The following table presents the number of our full-time employees categorized by segment and region:

December 31, 2018
By segment:
Operations	723
Corporate management	87
By region:
Japan	793
Outside of Japan	17

Total	810

We have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements and none are represented by a labor union. We record numbers of temporary employees by counting the number of total hours worked by temporary workers, and then dividing by the number of eight-hour shifts per year. Based on this calculation method, the average number of temporary employees was 2,923 during the year ended December 31, 2018.

E.	Share Ownership

Board of Directors, Senior Management and Certain Employees

The following table shows the number of our common shares owned by our directors, executive officers and corporate auditors at December 31, 2018:

Directors, executive officers and corporate auditors:	Number of shares owned
Kunio Ichinose	3,591,000
Kensaku Ichinose	540,000
Kazunori Kanno	5,000
Hidemitsu Ashida	27,000
Hideki Kawano	10,000
Takashi Tsuchiyama	32,000
Hiroto Saruyama	4,800
Masato Inada	9,000
Takayuki Yamamoto	*
Yukinobu Ota	*
Moriyuki Kurihara	*
Jotaro Fujii	*

Total	4,218,800

Other than (i) Kunio Ichinose, our CEO who beneficially owned 3,591,000 common shares representing 17.25% of our issued and outstanding share capital as well as 90 stock options which equate to 18,000 common shares if fully exercised, as of December 31, 2018 and (ii) Kensaku Ichinose, our CFO who beneficially owned 540,000 common shares representing 2.59% of our issued and outstanding share capital, as of December 31, 2018, all other directors and executive officers each beneficially owned less than 1% of our common shares as of December 31, 2018.

Stock Options

We granted our initial five rounds of stock options to directors, employees, and others in 2006, 2007, 2009, 2013 and 2014. However, all of these stock options have either been exercised or expired. We also granted a sixth round of stock options in October 2015. These stock options were granted to our CEO, CFO and certain of our directors, corporate auditors, and employees, and are still vesting. The terms and conditions for exercise of the sixth round options include metrics relating to the Company’s operating profit under Japanese GAAP, market price of the common shares on the TSE and continuity of service, among other factors. A subsequent seventh round of stock options were granted in 2016, but the terms and conditions for exercise of this round of stock options were not met, and the options expired unvested.

We granted an eighth round of stock options in April 2017. These options were granted to our CEO, CFO and certain of our directors, corporate auditors, and employees, and are also still vesting. The terms and conditions for exercise of the eighth round options include factors relating to continuity of service and the market price of the common shares on the TSE, among others.

We also granted a ninth round of stock options in March 2018. These options were granted to our CEO, CFO and certain of our directors, corporate auditors, and employees, and are also still vesting. The terms and conditions for exercise of the ninth round options include metrics relating to the Company’s sales and operating profit under Japanese GAAP, the market price of the common shares on the TSE, continuity of service and other related factors.

The following table summarizes the outstanding stock options with respect to our capital stock that we have granted to our directors and corporate auditors as of December 31, 2018:

	Grant Date	Exercise period		Exercise price (per share: ¥)	Number of options granted	Number of shares if exercised
Name		From	To
Kunio Ichinose	10/14/2015	04/01/2016	04/30/2019	488	90	18,000
Kensaku Ichinose	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Kazunori Kannno	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Hidemitsu Ashida	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Hideki Kawano	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Takashi Tsuchiyama	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Hiroto Saruyama	10/14/2015	04/01/2016	04/30/2019	488	60	12,000
Masato Inada	10/14/2015	04/01/2016	04/30/2019	488	45	9,000
Jotaro Fujii	10/14/2015	04/01/2016	04/30/2019	488	30	6,000

Kunio Ichinose	04/14/2017	04/14/2019	04/13/2022	901	100	20,000
Kensaku Ichinose	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Kazunori Kanno	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Hidemitsu Ashida	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Hideki Kawano	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Takashi Tsuchiyama	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Hiroto Saruyama	04/14/2017	04/14/2019	04/13/2022	901	60	12,000
Masato Inada	04/14/2017	04/14/2019	04/13/2022	901	30	6,000
Takayuki Yamamoto	04/14/2017	04/14/2019	04/13/2022	901	30	6,000
Jotaro Fujii	04/14/2017	04/14/2019	04/13/2022	901	30	6,000

Kunio Ichinose	03/14/2018	04/01/2019	3/31/2022	4,855	100	10,000
Kensaku Ichinose	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Kazunori Kannno	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Hidemitsu Ashida	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Hideki Kawano	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Takashi Tsuchiyama	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Hiroto Saruyama	03/14/2018	04/01/2019	3/31/2022	4,855	60	6,000
Masato Inada	03/14/2018	04/01/2019	3/31/2022	4,855	30	3,000
Takayuki Yamamoto	03/14/2018	04/01/2019	3/31/2022	4,855	30	3,000
Jotaro Fujii	03/14/2018	04/01/2019	3/31/2022	4,855	30	3,000

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of December 31, 2018, for each of our shareholders known to hold at least 5% of our outstanding common shares.

Beneficial ownership is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days. Common shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 20,818,200 shares outstanding as of December 31, 2018.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Kunio Ichinose	3,591,000	17.25%
SFoods Inc.	2,466,000	11.85%

SFoods Inc. is the principal supplier of beef to the Company. As of December 31, 2018, there were 21,311 record holders of our common shares, most of whom reside in Japan. As of December 31, 2018, there were 40 U.S. record holders of our common shares holding an aggregate of 0.187% of our common shares on a fully diluted basis.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Significant Changes in Percentage

From January 1, 2016 through December 31, 2016, an aggregate of 104,500 shares were issued to various directors, corporate auditors and employees upon exercise of outstanding stock options.

From January 1, 2017 through December 31, 2017, an aggregate of 571,900 shares were issued to various directors, corporate auditors and employees upon exercise of outstanding stock options.

From January 1, 2018 through December 31, 2018, an aggregate of 198,000 shares were issued to various directors, corporate auditors and employees upon exercise of outstanding stock options.

B.	Related Party Transactions

Agreements with Directors and Officers

According to the Company’s Overseas Assignment Policy, the Company paid Mr. Kawano, Mr. Tsuchiyama and seven staff members an aggregate yearly amount of US$ 180,618.82 for 2018. The Company also paid Mr. Tsuchiyama and two staff members an aggregate yearly amount of US$16,482 and US$67,400, for 2016 and 2017, respectively, which amounts represents rent payments for residence in New York State. Mr. Kawano is employed by Kuni’s Corporation as its President and is also a director of the Company. Mr. Tsuchiyama was employed by Kuni’s Corporation as its President at that time, and was also a director of the Company but resigned as a director, effective as of April 30, 2019.

Arrangements with and Material Rights Held by Key Management Personnel

In January 2018, we executed key person life insurance policies pursuant to which our Company’s CFO, Kensaku Ichinose, is the insured party, and the Company is the beneficiary. The total amount of death benefits is approximately ¥1,000,000 thousand and the policy period continues until Kensaku Ichinose reaches the age of 70. The purpose of the policies is to ensure the availability of funds until a new leadership structure is put into place.

Arrangements with SFoods Inc.

SFoods Inc. is our second largest shareholder, owning approximately 12% of our common shares as of December 31, 2018. SFoods Inc.’s business is primarily the manufacturing and sale of meat-related food products. We entered into a supply agreement with SFoods Inc. in 2009 for the supply of our food requirements for our directly-managed restaurants and franchised restaurants. The agreement renews automatically annually and may be terminated by either party upon one month’s notice prior to expiration. For the year ended December 31, 2018, SFoods Inc. supplied approximately 68% of our food requirements based on total purchases. The Company, as an agent, purchases ingredients from SFoods Inc. for company-owned stores and franchisees and accordingly the gross purchases from SFoods Inc. total ¥25,192,594 thousand for the year ended December 31,2018 (2017: ¥14,397,217 thousand), the purchases and sales as an agent are presented net in the consolidated statements of profit or loss.

The Company purchases ingredients from SFoods Inc. for its directly-owned stores as well as on behalf of franchisees. Franchisees reimburse the Company for purchases within 30 days from receipt of the invoice, while the Company pays SFoods Inc. generally within 60 days. Accordingly, for the approximately 30 day float period, the payable to SFoods Inc. provides the company with significant working capital. The total gross payable is ¥5,189,472 thousand as of December 31, 2018, and ¥3,288,093 thousand as of December 31, 2017, which includes our and our franchisees’ purchases. Certain trade and other receivables, and property, plant and equipment are pledged as collateral in purchase transactions from SFoods Inc. See Note 36 of Notes to Audited Consolidated Financial Statements for additional information.

Although, as we stated above, SFoods Inc. accounts for approximately 68% of our food requirements based on total purchases, we maintain relationships with a number of other suppliers which, although currently not material to us, would be able to provide food supplies to us in the event of an interruption of our supply from SFoods Inc.

C.	Interests of Experts and Counsel

None.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

From time to time, we may be involved in legal proceedings, claims and litigation arising in the ordinary course of business, including contract disputes, employment matters and intellectual property disputes. We are not currently a party to any material legal proceedings or claims outside the ordinary course of business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

Under our articles of incorporation, the Company may distribute cash dividends from surplus, which we refer to throughout as the annual dividends, to its shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of December 31 of the prior year. Annual dividends shall be paid and declared pursuant to a resolution of the shareholders approved at the annual general meeting of shareholders. The Company may also distribute interim dividends from surplus to shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of June 30 of each year. Interim dividends shall be paid and declared pursuant to a resolution of our board of directors. No interest shall accrue from year-end dividends and interim dividends that are not delivered.

Prior to March 2014, we had not paid any dividends on our common shares; however, we have paid dividends in each of 2016, 2017 and 2018. The payment of dividends in the future, if any, is within the discretion of the board of directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.

Under our articles of incorporation, if year-end dividends or interim dividends are not received after three full years have elapsed from the date of initiating payment thereof, the Company is exempt from an obligation to pay such dividends.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The common shares of the Company were initially listed on the Tokyo Stock Exchange, or the TSE, the principal stock exchange market in Japan, in September 2006. As of August 15, 2017, our common shares are listed on the First Section of the TSE. ADSs representing our common shares have been quoted on the NASDAQ Global Market since September 27, 2018. Each ADS represents one-fifth of our common share. The following table sets forth for the periods shown the reported high and low sales prices of the common shares on the TSE. The numbers below were adjusted to reflect all stock splits that took place from 2013 to April 30, 2018, including the 100-for-1 common share split effective on July 1, 2013, the 3-for-1 common share split effective on July 1, 2015, and the 2-for-1 common share split effective on September 1, 2017.

	Tokyo Stock Exchange Price per Share (Yen)
	High	Low
Annual highs and lows
2014	708	162
2015	735	403
2016	666	360
2017	8,230	583
2018	7,180	2,846

Quarterly highs and lows

The fiscal year ended December 31, 2017
First Quarter (ended March 31, 2017)	980	583
Second Quarter (ended June 30, 2017)	2,210	746
Third Quarter (ended September 30, 2017)	4,900	1,840
Fourth Quarter (ended December 31, 2017)	8,230	4,520

The fiscal year ended December 31, 2018
First Quarter (ended March 31, 2018)	5,340	4,020
Second Quarter (ended June 30, 2018)	7,180	4,475
Third Quarter (ended September 30, 2018)	4,595	3,445
Fourth Quarter (ended December 31, 2018)	4,220	2,846
Monthly highs and lows
July 2018	4,595	3,445

	Tokyo Stock Exchange Price per Share (Yen)
	High	Low
August 2018	4,550	3,770
September 2018	4,450	3,550
October 2018	4,120	2,891
November 2018	4,140	3,090
December 2018	4,220	2,846

	Nasdaq Price per ADS (USD)
	High	Low
Monthly highs and lows
October 2018	7.2555	5.71
November 2018	6.89	5.93
December 2018	7.70	5.56

B.	Plan of Distribution

Not applicable.

C.	Markets

The common shares of the Company have been listed on the TSE since 2006. As of August 15, 2017, our common shares are listed on the First Section of the TSE. Our ADSs have been quoted on the NASDAQ Global Market since September 27, 2018 under the ticker symbol “KPFS.” Each ADS represents one-fifth of the Company’s common share.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Other than as set forth below, the information required to be disclosed under Item 10.B is incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on September 4, 2018.

General

The Company’s authorized share capital is 70,800,000 shares, of which 20,818,200 shares were issued, including the Company’s treasury stock, as of December 31, 2018. In accordance with the Law Concerning

Book-Entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder; the “Book-Entry Law”), the Japan Securities Depository Center, Inc. or JASDEC, is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

C.	Material Contracts

Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding the date of this annual report on Form 20-F, except as disclosed in Item 6.C of this annual report on Form 20-F under the heading “Limitation of Liability Agreements.”

D.	Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor” including “inward direct investment” by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a Non-Resident of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, but branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

•	individuals who are Non-Residents of Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•

corporations (i) of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan.

Under the Foreign Exchange and Foreign Trade Act and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under the Foreign Exchange and Foreign Trade Act and related regulations, a Non-Resident of Japan who acquires shares from a resident of Japan in a capital markets transaction is generally not subject to any prior filing requirement. However, when making any such acquisition, in certain limited circumstances, the Foreign Exchange and Foreign Trade Act and related regulations require that the Non-Resident of Japan either (i) obtain prior approval from the Minister of Finance of Japan, or (ii) report (in advance or subsequently, depending on the circumstances) to the Minister of Finance of Japan (and other competent ministers, if applicable). While such prior approval or report is not required in general, in each case where a resident of Japan receives a single payment of more than ¥30,000,000 or the equivalent from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to subsequently report each receipt of payment to the Minister of Finance of Japan.

If a Foreign Investor acquires our shares and, together with parties who have a special relationship with that Foreign Investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Minister by the 15th day of the month immediately following the month in which such acquisition occurs. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations currently in effect, dividends paid on, and the proceeds of sale in Japan of, the shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the aforesaid notification requirements.

E.	Taxation

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese corporation, or a Non-Resident Holder, is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation. (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment,” are generally subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, or collectively Tax Treaties, whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Republic of Singapore and Spain. Japan’s income tax treaties with Australia, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by the Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013, or the Surtax. As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315%, or the Withholding Tax Rate, which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or corporations. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency. Gains derived from the sale outside Japan of Japanese corporations’ shares or ADSs by Non-Resident Holders, or from the sale of Japanese corporations’ shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired Japanese corporations’ shares or ADSs as a distributee, legatee or donee.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the common shares or ADSs to the U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of such securities. This description is based on the Internal Revenue Code of 1986, as amended, or the Code, the U.S. Treasury Regulations, relevant judicial and administrative interpretations, and the U.S.-Japan Income Tax Treaty, or the Treaty, in each case as in effect on the date of this annual report. Changes in, or differing interpretations of, any of these authorities could affect the tax consequences described herein (possibly with retroactive effect). We have not requested a ruling from the United States Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax considerations described below, and as a result, the IRS could disagree with portions of this discussion.

The discussion applies only if a U.S. holder holds the common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding the common shares or ADSs as part of a straddle, conversion, other integrated transaction or other similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities;

•	individual retirement and other tax-deferred accounts;

•	persons holding the common shares or ADSs that own or are deemed to own 10% or more (by vote or value) of any class of the Company stock;

•	persons that are residents of Japan for Japanese tax purposes or that conduct a business or have a permanent establishment in Japan

•	certain former citizens or former long-term residents of the United States;

•	persons who acquired the common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding the common shares or ADSs in connection with trade or business conducted outside of the United States.

This discussion is based in part on representations we expect to be made by the depositary in the deposit agreement and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. An investor should consult its own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the common shares or ADSs in its particular circumstances.

As used herein, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is eligible for the benefits of the Treaty and is, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	partnerships and their partners, or other entities classified as pass-through entities for U.S. federal income tax purposes; or;

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

In general, if a U.S. holder owns ADSs, it will be treated for U.S. federal income tax purposes as the owner of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-released”), or intermediaries in the chain of ownership between the holder and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the reduced rates of taxation applicable to dividends received by certain non-corporate U.S. holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or by intermediaries.

This discussion assumes that the Company was not a passive foreign investment company for 2018, as described below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the common shares or ADSs.

U.S. Holders or prospective U.S. Holders of the common shares or ADSs are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of the acquisition, ownership and disposition of the common shares or ADSs.

Taxation of Distributions

Distributions paid on the common shares or ADSs, other than certain pro rata distributions of shares, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as dividends. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

A dividend that a non-corporate U.S. Holder receives will generally be subject to a maximum U.S. federal income tax rate of 20% if the dividend is a “qualified dividend.” Subject to the foregoing, dividends on the common shares or ADSs will be treated as qualified dividend income if (1) the Company is eligible for the Treaty, (2) the Company was not, for the year prior to the year in which the dividend was paid, and is not, for the year in which the dividend is paid, a passive foreign investment company, or a PFIC, (see the discussion under “Passive Foreign Investment Company Rules” below), and (3) certain additional conditions are met, including certain holding period requirements, the absence of certain risk reduction transactions and the absence of an election to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code. The amount of qualified dividend income, if any, paid to a non-corporate U.S. Holder by the Company that is taken into account for purposes of calculating the non-corporate U.S. Holder’s foreign tax credit limitation (as discussed below) must be reduced by the “rate differential portion” of such dividend. Although the Company currently believes that, subject to generally applicable limitations, distributions on the common shares that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividend income, no assurance can be given that this will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to the dividends received by them with respect to the common shares or ADSs, and any additional associated U.S. federal income tax consequences of receiving such dividends.

Dividends paid in Japanese yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend by the U.S. holder, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Japanese income taxes withheld from cash dividends on the common shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and the concerns expressed by the U.S. Treasury described above. The rules governing foreign tax credits are complex, and a U.S. holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Japanese taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.

Sale or Other Disposition of the Common Shares or ADSs

Subject to the passive foreign investment company rules discussed below, U.S. Holders generally will recognize capital gain or loss on the sale or exchange of the common shares or ADSs equal to the difference between the amount realized on the disposition thereof and their adjusted tax basis in the common shares or ADSs. For non-corporate U.S. Holders of common shares or ADSs, the maximum U.S. federal income tax rate applicable to long-term capital gain is generally 20 percent. Any gain or loss recognized by U.S. Holders generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, such holders will generally not be able to utilize the foreign tax credit attributable to any Japanese tax imposed on a sale or disposition of the common shares or ADSs unless such credit can be applied under the terms of the Treaty (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to significant limitations. If the payment received with respect to the sale or exchange of the common shares or ADSs is not in U.S. dollars, the amount realized generally will be the U.S. dollar value of the payment received. U.S. Holders are strongly urged to consult their tax advisers regarding how to account for payments received in a foreign currency.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income,” or

•	at least 50% of the average gross fair market value of its assets is attributable to “passive” assets.

Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions.

Based upon the Code, Treasury regulations, proposed Treasury regulations and IRS guidance, the Company does not believe it is a PFIC and does not anticipate becoming a PFIC in the future, although there can be no assurance in this regard. However, because the composition of the Company’s income and assets will vary over time, there can be no assurance that the Company will not be a PFIC for any taxable year. The determination of whether the Company is a PFIC is made annually and is based upon the composition of the Company’s income and assets (including, among others, the income and assets of corporations in which the Company owns at least a 25% interest), and the nature of the Company’s activities.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder owned the common shares or ADSs, gain recognized by a U.S. holder on the sale or other disposition, including certain pledges, of the common shares or ADSs would be allocated ratably over its holding period for such securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of the common shares or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or its holding period, whichever is shorter, would be subject to taxation as described immediately above.

If the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above by electing to treat the Company (for the first taxable year in which the U.S. Holder owns common shares or ADSs) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund”, or a QEF. If a U.S. Holder makes an effective QEF election with respect to the Company, the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s net capital gains and, as ordinary income, its pro rata share of the Company’s net earnings in excess of its net capital gains. U.S. Holders can make a QEF election with respect to the Company only if the Company provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC. Accordingly, U.S. Holders should assume that they would not be able to make a QEF election.

As an alternative to a QEF election, a U.S. Holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the common shares or ADSs to market annually. A U.S. Holder may elect to mark-to-market the common shares or ADSs only if the common shares or ADSs are “marketable stock.” The common shares or ADSs will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” A foreign exchange will be treated as a qualified exchange if it is regulated or supervised by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The Company’s Shares and ADSs are traded on the Tokyo Stock Exchange and the NASDAQ, respectively, each of which should be a qualified exchange for this purpose. The Company’s Shares or ADSs will be treated as regularly traded in any calendar year in which more than a de minims quantity of such Shares or ADSs are traded on at least 15 days during each calendar quarter. There can be no certainly that the Company’s Shares or ADSs will be sufficiently traded such as to be treated as regularly traded. A mark-to-election election will not be available with respect to any lower-tier PFIC.

U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If the Company is treated as a PFIC, each U.S. Holder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the common shares or ADSs).

Medicare Surtax on Net Investment Income

Non-corporate U.S. Holders whose income exceeds certain thresholds generally will be subject to 3.8% surtax on their “net investment income” (which generally will include, among other things, dividends on the Shares or ADSs, and capital gain from the sale or other taxable disposition of, the common shares or ADSs). Non-corporate U.S. Holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of the common shares or ADSs.

Reporting Obligations of Certain Owners of Foreign Financial Assets

A U.S. Holder who is an individual and in certain cases, an entity, and who holds certain specified foreign financial assets (which may include the common shares or ADSs) with an aggregate value in excess of US$50,000 generally is required to report information related to such interests by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets), with such individual’s tax return for each year in which such individual held an interest in the specified foreign financial assets. Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding these information reporting requirements.

Information Reporting and Backup Withholding

U.S. information reporting and backup withholding tax requirements apply to certain payments to certain U.S. Holders of the common shares or ADSs. Information reporting generally will apply to payments of dividends on the common shares or ADSs, and to gross proceeds from the sale, redemption or disposition of the common shares or ADSs made within the United States by a “U.S. payor” or “U.S. middleman,” to a U.S. Holder, other than to an exempt recipient, if such U.S. holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. An exempt recipient includes a corporation, a payee that is not a United States person and that provides appropriate certification and certain other persons. The backup withholding tax rate currently is 24 percent.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, or as a refund, provided that the holder has timely complied with all applicable reporting obligations or refund claim procedures.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of the common shares or ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the common shares or ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file periodic reports and other information with the SEC pursuant to the Exchange Act and other rules and regulations of the SEC that apply to foreign private investors.

You can read and copy any materials filed with the SEC over the Internet at the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks primarily from changes in foreign currency exchange rates, interest rate changes and changes in the equity price. The information required under this Item 11 is set forth in Note “11.4. Financial instruments risk management objectives and policies” to the accompanying consolidated financial statements except for the following item.

Commodity risk

The Company is exposed to commodity risk in the business principally though the procurement of meat and various other ingredients that are subject to underlying commodity prices. In order to minimize such risk, the Company obtains fixed price supply contracts that generally fix the prices for a period of three to six months to mitigate the risks and to allow the company to adjust prices in its operations in response to increasing commodity prices.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and charges payable by ADS holders

The Bank of New York Mellon, or the Depositary, as depositary of our ADSs, collects the following fees from holders of ADRs or intermediaries acting in their behalf. The Depositary may sell (by public or private sale) sufficient securities and property received prior to such deposit to pay such fees.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Fees and other payments made by the Depositary

None.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Internal Control

(a) Disclosure and Procedures

As of December 31, 2018, under the supervision and with the participation of our chief executive officer and chief financial officer, our management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Our disclosure controls and procedures are designed to and can only provide reasonable assurance of achieving their objectives. Because there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, internal control may not prevent or detect misstatements. Our chief executive officer and chief financial officer, based upon the evaluation of our management, have concluded that our disclosure controls and procedures, as of December 31, 2018, were effective to provide reasonable assurance that information required to be disclosed in the Form 20-F that we file under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

(b) Management’s annual reports on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation report of the registered public accounting firm

Because we qualify as an emerging growth company under the JOBS Act, this annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as would otherwise be required by Section 404(b) of the Sarbanes Oxley Act of 2002.

(d) Changes in internal control over financial reporting

There have been no changes to the Company’s internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors, or the Board of Corporate Auditors, and, therefore, do not have an audit committee. Our Board of Corporate Auditors is comprised of three outside corporate auditors, or, each, a “Corporate Auditor,” and collectively, the “Corporate Auditors.”

Our Board of Corporate Auditors has determined that it does not have an “audit committee financial expert” serving on the Board of Corporate Auditors. Each Corporate Auditor has been appointed at a meeting of the shareholders of the Company and has certain statutory powers, including independently auditing the business affairs and accounts of the Company and execution of duties by directors of the Company. The qualifications for, and powers of, each Corporate Auditor, as set forth in the Companies Act, are different from those anticipated for any “audit committee financial expert”. Each Corporate Auditor has the authority to be given reports, from a certified public accountant or an accounting firm, concerning audits, including technical accounting matters, and to consult internal and external experts on accounting matters. Each Corporate Auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices; and accordingly, as confirmed by our Board of Corporate Auditors, it is not necessarily in our best interest to nominate a Corporate Auditor to serve as a “audit committee financial expert”. Although we do not have an “audit committee financial expert” on our Board of Corporate Auditors, we believe that our current corporate governance system, taken as a whole, is fully equivalent to a system having an “audit committee financial expert” serving on our Board of Corporate Auditors.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, called “Pepper Food Service Ethics Charter,” that applies to our directors, officers (including our chief executive officer and chief financial officer) and employees. In accordance with the code of ethics, we have also adopted a compliance policy called “Compliance Rules.” The compliance policy details and supplements the requirements of the code of ethics and is attached to this annual report as Exhibit 11.1. The applicable portion of the code of ethics is attached to this annual report as Exhibit 11.2.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the fiscal year ended March 31,
	2018	2017
	(Thousands of yen)
Audit Fees	¥200,000	¥109,500
Audit-Related Fees	—	—
Tax Fees	¥571	¥979
All Other Fees	—	—

Total	¥200,571	¥110,479

Policies and Procedures of the Board of Corporate Auditors

The Board of Corporate Auditors has established the policies and procedures of the Board of Corporate Auditors for the pre-approval of audit and permissible non-audit services permitted by the Company’s independent public accountants.

Under the policy, the Board of Corporate Auditors authorized general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the Board of Corporate Auditors, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the Board of Corporate Auditors will be submitted to the Board of Corporate Auditors.

The Board of Corporate Auditors also determines whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review of the Board of Corporate Auditors once every fiscal year.

For the fiscal years ended December 31, 2018 and 2017, none of the services described above were approved by the audit committee through the de minimis exception provision.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

For foreign private issuers, the use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Pursuant to Rule 10A-3(c)(3), we have elected not to have an audit committee, and to instead structure our corporate governance system as a company with a separate Board of Corporate Auditors. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our Board of Corporate Auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Listing Rule 5615 provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 5600 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Pursuant to Rule 5615, we disclose the following home country practices we follow in lieu of the requirements of Rule 5600:

NASDAQ Listing Rule 5605(b), Rule 5605(d) and Rule 5605(e) require that (i) a majority of our board of directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by our board of directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. Under the Companies Act, there is no independence requirement with respect to directors for large Japanese companies (including the Company). Our Board of Corporate Auditors, a separate and independent legal body from the Company’s management, is assigned the task of overseeing management and accounting firms. Fifty percent or more of our Corporate Auditors are required to be “outside” statutory auditors who must meet additional independence requirements under the Companies Act. An “outside” statutory auditor is defined in the Companies Act as a corporate auditor who had not served as a director, manager or any other employee of the engaging company or any of its subsidiaries at any time prior to the appointment.

NASDAQ Listing Rule 5605(c) requires each issuer to (i) have adopted a formal written audit committee charter that meets the requirements of Rule 5605(c)(1), and (ii) have an audit committee of at least three members who are independent as defined under Rule 5605(a)(2), meet the independence criteria set forth in Rule 10A-3(b)(1) under the Exchange Act and satisfy certain other criteria. As described above, our Company has elected to have a Board of Corporate Auditors, which is a legally separate and independent body from the board of directors. The function of the Board of Corporate Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express an opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. We are required to have at least three corporate auditors. In addition, our auditors serve a longer term than our directors. With respect to the requirements of Rule 10A-3 under the Exchange Act relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of Rule 10A-3 which is available to a foreign private issuer with a board of corporate auditors meeting certain criteria.

NASDAQ Listing Rule 5620(c) requires each issuer to provide for a quorum, as specified in its by-laws, for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. As specified in our articles of incorporation, we provide for a quorum for any special resolution resolving a material corporate action, which shall be at least one-third of our outstanding shares of voting common stock. Additionally, the Companies Act requires a quorum for the election or removal of directors or statutory auditors, which requirement is also included in our articles of incorporation.

NASDAQ Listing Rule 5620(b) requires each issuer to solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. As a Japanese company, whose shares are listed on a securities exchange defined in the Financial Instrument and Exchange Act of Japan, we may, but are not required to, solicit proxies for meetings of shareholders. In the event we solicit proxies for a meeting of shareholders, we are required to provide proxy statements and documents for reference, as provided for in the Financial Instrument and Exchange Act of Japan, and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

NASDAQ Listing Rule 5630(a) requires each issuer to conduct appropriate review and oversight of all related-party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the board of directors. We require a director to obtain the approval of the board of directors in order for such director to accept a transfer of one of our products or any of our other assets, to transfer a product or any other asset of such director to PFS, to receive a loan from PFS, or to effect any other transaction with PFS for himself or a third party, each as required by the Companies Act.

NASDAQ Listing Rule 5635 requires shareholder approval to be obtained prior to the issuance of designated securities under subparagraphs (a), (b), (c) or (d) of Rule 5635. When a Japanese joint stock company (kabushiki kaisha) issues common shares under the Companies Act, it is necessary for the board of directors to determine the conditions of issuance; provided, however, that this shall not apply if the articles of incorporation provide an exception that such conditions shall be determined by the shareholders. Currently, we are a Japanese joint stock company (kabushiki kaisha) and our articles of incorporation do not provide for any such exception. Additionally, if we issue common stock to persons other than shareholders at an especially favorable issue price, even when there are provisions related thereto in the articles of incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-60.

ITEM 19.	EXHIBITS

Number	Description

1.1*	Articles of Incorporation of Pepper Food Service Co., Ltd. dated September 1, 2017 (English Translation)

1.2*	Regulations of the Board of Directors of Pepper Food Service Co., Ltd. dated September 14, 2017 (English translation)

1.3*	Share Handling Regulations of Pepper Food Service Co., Ltd., dated August 15, 2017 (English translation)

2.1*	Form of Deposit Agreement among the registrant, The Bank of New York Mellon Securities Company Japan Ltd., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder

4.1*	Form of the Limited Liability Agreement with certain directors of Pepper Food Service Co., Ltd. (English translation)

4.2*	Form of the Limited Liability Agreement with certain corporate auditors of Pepper Food Service Co., Ltd. (English translation)

4.3*	Master Supply Agreement with SFoods Inc. (English translation)

4.4*	Master Product Sales Agreement with Oshin Co., Ltd. (English translation)

4.5*	Master Transaction Agreement with Eishin Sangyo K.K., and Eishin Denki K.K. (English translation)

8.1*	List of subsidiaries of Pepper Food Service Co., Ltd. as of December 31, 2017

11.1	Compliance Rules dated February 25, 2015 (English translation)

11.2	Pepper Food Service Ethics Charter dated January 16, 2009 [Redacted] (English translation)

12.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registration Statement on Form F-20 (File No. 001-38641), filed on September 4, 2018, and incorporated herein by reference.
**	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEPPER FOOD SERVICE CO., LTD.

By:	/s/ Kunio Ichinose
Name: Kunio Ichinose Title: Representative Director, President and Chief Executive Officer

Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Pepper Food Service Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pepper Food Service Co., Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor since 2007.

Tokyo, Japan

April 30, 2019

PEPPER FOOD SERVICE CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

	Notes	As of December 31, 2018	As of December 31, 2017
		(Thousands of yen)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,732,918	4,364,753
Trade and other receivables	8,11	4,647,761	2,844,337
Inventories	9	644,112	349,128
Prepayments	10	454,276	300,277
Construction loan receivable from lessors	11	70,384	6,960
Other current financial assets	11	5,360	11,815

Total current assets		12,554,811	7,877,270

NON-CURRENT ASSETS
Property, plant and equipment	12	9,942,511	5,830,800
Intangible assets	13	39,997	63,646
Lease deposits receivable	7,11	2,441,289	1,732,892
Prepayments	10	422,746	330,143
Construction loan receivable from lessors	11	685,722	48,029
Deferred tax assets	14	1,057,861	560,788
Other non-current financial assets	7,11	92,237	54,222
Other non-current assets		15,479	18,293

Total non-current assets		14,697,842	8,638,813

TOTAL ASSETS		27,252,653	16,516,083

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Consolidated Statements of Financial Position

	Notes	As of December 31, 2018	As of December 31, 2017
		(Thousands of yen)
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11,16	3,618,028	2,151,549
Related party trade payables	6,11,16,36	5,189,472	3,288,093
Interest-bearing loans and borrowings	7,11	2,270,134	1,091,898
Income tax payables		1,359,401	687,796
Provisions	21	418,050	12,521
Deferred revenue	18	1,162,380	707,186
Niku (Beef) Money deposit liability		1,261,944	597,165
Advances received	19	102,412	164,282
Other current financial liabilities	11	1,017,362	342,524
Other current liabilities	20	1,219,491	679,494

Total current liabilities		17,618,674	9,722,508

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	7,11	2,931,278	1,438,523
Provisions	21	1,351,007	395,271
Deferred revenue	18	122,892	71,680
Other non-current financial liabilities	7,11	1,237,867	641,574
Other non-current liabilities	20	9,117	149,169

Total non-current liabilities		5,652,161	2,696,217

TOTAL LIABILITIES		23,270,835	12,418,725

Share capital	22	1,532,824	1,485,475
Share premium	22	859,020	800,068
Treasury shares	22	(130)	(130)
Retained earnings		1,462,964	1,716,778
Other components of equity		(16,138)	5,482
Stock options	23	143,278	89,685

TOTAL EQUITY		3,981,818	4,097,358

TOTAL LIABILITIES AND EQUITY		27,252,653	16,516,083

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Consolidated Statements of Profit or Loss

		Years ended December 31,
	Notes	2018	2017	2016
		(Thousands of yen)
Revenue	24	49,086,078	28,629,731	18,135,190
Cost of sales	26	(23,350,341)	(13,548,861)	(8,467,496)

Gross profit		25,735,737	15,080,870	9,667,694
Selling, general and administrative expenses	27,28	(22,417,000)	(13,276,524)	(8,828,416)
Other operating income	25	545,185	65,601	108,562
Other operating expenses	29	(2,114,577)	(80,074)	(65,350)

Operating profit		1,749,345	1,789,873	882,490
Finance income	30	9,488	19,957	25,893
Finance costs	31	(87,746)	(26,065)	(20,545)

Profit before tax		1,671,087	1,783,765	887,838
Income tax expense	14	(1,350,710)	(638,948)	(310,010)

Net profit		320,377	1,144,817	577,828

Net profit attributable to owners of the parent		320,377	1,144,817	577,828

Earnings per share	32
Basic (Yen)		15.44	56.82	29.51
Diluted (Yen)		14.82	53.54	29.09

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Consolidated Statements of Other Comprehensive Income

		Years ended December 31,
	Notes	2018	2017	2016
		(Thousands of yen)
Net profit		320,377	1,144,817	577,828

Other comprehensive income (loss) (“OCI”), net of tax
Items that may not be reclassified subsequently to profit or loss:
Net changes in financial assets measured at fair value through other comprehensive income (“FVTOCI”)	15	(2,714)	—	—
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	15	(18,906)	617	3,713
Fair value gain on available-for-sale investments	15	—	3,002	(1,950)

Other comprehensive (loss) income, net of tax		(21,620)	3,619	1,763

Total comprehensive income, net of tax		298,757	1,148,436	579,591

Total comprehensive income attributable to owners of the parent		298,757	1,148,436	579,591

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Consolidated Statements of Changes in Equity

	Notes	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity		Stock options	Total
						Available-for-sale revaluation reserve	Foreign currency translation reserve
As of January 1, 2016		1,254,341	534,854	(63)	481,605	100	—	35,019	2,305,856
Net profit		—	—	—	577,828	—	—	—	577,828
Other comprehensive income (loss), net of tax		—	—	—	—	(1,950)	3,713	—	1,763

Total comprehensive income (loss), net of tax		—	—	—	577,828	(1,950)	3,713	—	579,591
Issuance of share capital	22	27,640	30,345	—	—	—	—	—	57,985
Stock options	23				7,398			31,468	38,866
Dividends	33	—	—	—	(195,430)	—	—	—	(195,430)

As of December 31, 2016		1,281,981	565,199	(63)	871,401	(1,850)	3,713	66,487	2,786,868
Net profit		—	—	—	1,144,817	—	—	—	1,144,817
Other comprehensive income (loss), net of tax		—	—	—	—	3,002	617	—	3,619

Total comprehensive income (loss), net of tax		—	—	—	1,144,817	3,002	617	—	1,148,436
Issuance of share capital	22	203,494	234,869	—	—	—	—	—	438,363
Stock options	23	—	—	—	581	—	—	23,198	23,779
Purchase of treasury shares	22	—	—	(67)	—	—	—	—	(67)
Dividends	33	—	—	—	(300,021)	—	—	—	(300,021)

As of December 31, 2017		1,485,475	800,068	(130)	1,716,778	1,152	4,330	89,685	4,097,358

		Attributable to the equity holders
	Notes	Share capital	Share premium	Treasury shares	Retained earnings	Fair value reserve of financial assets at FVTOCI	Foreign currency translation reserve	Stock options	Total
As of January 1, 2018		1,485,475	800,068	(130)	1,716,778	1,152	4,330	89,685	4,097,358
Net profit		—	—	—	320,377	—	—	—	320,377
Other comprehensive income (loss), net of tax		—	—	—	—	(2,714)	(18,906)	—	(21,620)

Total comprehensive income (loss), net of tax		—	—	—	320,377	(2,714)	(18,906)	—	298,757
Issuance of share capital	22	47,349	58,952	—	—		—	—	106,301
Stock options	23	—	—	—	46,967	—	—	53,593	100,560
Dividends	33	—	—	—	(621,158)	—	—	—	(621,158)

As of December 31, 2018		1,532,824	859,020	(130)	1,462,964	(1,562)	(14,576)	143,278	3,981,818

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Consolidated Statements of Cash Flows

		Year ended December 31
	Notes	2018	2017	2016
		(Thousands of yen)
OPERATING ACTIVITIES
Profit before tax		1,671,087	1,783,765	887,838
Adjustments for:
Depreciation and amortization	12,13	1,063,017	521,659	375,158
Amortization of prepayments		73,836	24,370	26,386
Provisions for onerous lease contracts	21,29	766,801	—	—
Impairment losses	29	1,291,844	22,449	29,714
Reversal of impairment losses	12,25	(2,582)	—	(2,511)
Loss (gain) on disposal of property, plant and equipment		(476,855)	11,211	(60,234)
Finance income	30	(9,488)	(19,957)	(25,893)
Finance costs	31	87,746	26,065	20,545
Stock option expenses	28	66,143	57,759	39,435
Increases in trade and other receivables		(1,803,424)	(1,245,974)	(547,427)
Increases in inventories		(294,533)	(173,893)	(35,798)
Increases in prepayments		(4,486)	(81,577)	(18,891)
(Increases) decreases in other financial assets		—	(5,597)	623
Increases in trade and other payables		1,466,479	762,046	239,055
Increases in related party trade payables		1,901,379	1,423,483	483,680
Increases in other financial liabilities		—	92,360	20,714
Increases in other liabilities		599,677	394,481	204,085
Increases in deferred revenue		429,130	502,257	59,732
Increases in Niku (Beef) Money deposit liability		664,779	378,262	146,021
(Decreases) increases in advances received		(61,871)	96,399	502
Repayments of franchise deposit liabilities		(34,135)	(25,410)	(13,562)
Proceeds from franchise deposit liabilities		683,960	253,864	117,966
Others		(237,563)	10,202	(5,942)

Cash provided by operating activities		7,840,941	4,808,224	1,941,196
Income taxes paid		(1,209,839)	(605,896)	(238,509)
Interest received		194	603	248
Dividend received		342	213	239
Interest paid		(27,408)	(13,535)	(11,654)
Insurance income received		40,458	—	—

Net cash from operating activities		6,644,688	4,189,609	1,691,520

INVESTING ACTIVITIES
Purchases of property, plant and equipment		(5,958,449)	(2,667,338)	(1,273,565)
Proceeds from sales of property, plant and equipment		1,065,783	31,542	186,904
Purchases of intangible assets		(5,774)	(30,912)	(33,500)
Payments for loan receivables		(69,903)	(9,205)	(800)
Proceeds from repayment of loan receivables		107,282	5,787	5,756
Payments for lease deposits receivable		(969,802)	(672,881)	(293,864)
Proceeds from collection of lease deposits receivable		204,677	25,481	53,671
Payments for refundable insurance contact with surrender value of key officers		(106,910)	—	—
Payments for construction loan receivable from lessors		(763,110)	(57,300)	—
Others		51,253	(381)	8,567

Net cash used in investing activities		(6,444,953)	(3,375,207)	(1,346,831)

FINANCING ACTIVITIES	35
(Payments) proceeds from short-term borrowings, net		—	(45,000)	18,000
Proceeds from long-term borrowings		4,507,000	2,000,000	1,050,000
Repayment of long-term borrowings		(1,836,009)	(853,554)	(541,862)
Proceeds from issuance of shares		94,043	404,921	55,009
Dividends paid to equity holders of the Group	33	(621,158)	(300,021)	(195,430)
Proceeds from issuance of stock options		38,892	—	—
Others		(3,672)	(469)	2,405

Net cash from financing activities		2,179,096	1,205,877	388,122

NET INCREASE IN CASH AND CASH EQUIVALENTS		2,378,831	2,020,279	732,811
EFFECT OF FOREIGN EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS		(10,666)	618	(683)
CASH AND CASH EQUIVALENTS AT JANUARY 1		4,364,753	2,343,856	1,611,728

CASH AND CASH EQUIVALENTS AT DECEMBER 31		6,732,918	4,364,753	2,343,856

The accompanying notes are an integral part of these consolidated financial statements.

PEPPER FOOD SERVICE CO., LTD.

Notes to the Consolidated Financial Statements

1.	Corporate information

The consolidated financial statements of Pepper Food Service Co., Ltd. (the “Company”) and its subsidiary (together, the “Group”) for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on April 30, 2019. The Company is a limited company incorporated and domiciled in Japan and whose shares are publicly traded on the Tokyo Stock Exchange and its common shares are also listed in the form of American depositary shares on the NASDAQ Global Market. The registered office was located at 3-3-2 Azumabashi, Sumida-ku, Tokyo, Japan until June 25, 2018 and thereafter it is located at 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan.

The Group is principally engaged in the operation of restaurants, manufacturing and selling of frozen food and related products. The consolidated financial statements of the Group include a wholly-owned subsidiary, Kuni’s Corporation. Kuni’s Corporation is a private limited company incorporated in the state of Delaware, and is principally engaged in the operation of restaurants in the United States.

2.	Significant accounting policies

2.1	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for certain items, such as financial instruments measured at fair value, as described in Note 2.3. The consolidated financial statements are presented in Japanese yen (“¥” or “yen”), which is also the functional currency of the Company. All amounts are rounded to the nearest thousand, except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation

The Group has one consolidated subsidiary for the years ended December 31, 2018, 2017 and 2016. The financial statements of the subsidiary are prepared for the same reporting period as the Group and incorporated into the Group’s consolidated financial statements from the date on which the Group obtains control until the date that control ceases.

From the year ended December 31, 2018, the presentation of certain comparative items in the consolidated statement of financial position and consolidated statement of cash flows have been reclassified to conform with current year presentation

2.3	Summary of other significant accounting policies

Revenue from contracts with customers

The Group recognizes revenue arising from contracts with customers based on a five-step model.

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

PEPPER FOOD SERVICE CO., LTD.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met.

(i)	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(ii)	The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(iii)	The entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The Group recognizes revenue for a performance obligation that is satisfied at a point in time when the Group transfers a promised good or service to a customer as described in the following transactions.

Revenue from restaurants owned and operated by the Group

Sale of food and beverage products at restaurants owned and operated by the Group

The Group is obligated to provide food and beverages products to customers at restaurants owned and operated by the Group. Performance obligations to provide food and beverages to customers at restaurants are satisfied when the Group transfers food and beverage products to customers and the customers obtain control of those products. Customers may redeem discount coupons that can be applied against the payment for food and beverage products at restaurants owned and operated by the Group. The Group measures revenue at an amount equal to consideration promised in a contract with a customer less those discounts.

The Group recognizes revenue when the services above are provided and the performance obligations are satisfied.

Niku (Beef) Mileage Program

The Group’s Niku (Beef) Mileage Program offers customers incentives to dine at Ikinari! Steak™ restaurants. This program allows members to earn mileage credits equivalent to the weight in grams of steak purchased at Ikinari! Steak™ restaurants. Members are rewarded with certain status level such as “Gold Member” and “Platinum Member” as they accumulate mileage credits. Members at certain status levels receive rewards in accordance with their accumulated mileage credits and can enjoy free or discounted food for their respective status levels with these rewards. The rewards have expiry dates, and the right of redemption is forfeited at a specified future expiration date.

The Group recognizes a contract liability (Note 18: Deferred revenue) corresponding to the sale giving rise to the mileage credits for the rewards. Such liability corresponds to the estimated future redemption amount calculated based on historical redemption patterns, taking into account rewards that are not expected to be utilized (referred to as ‘breakage’). There is uncertainty in the redemption patterns. Such liability is derecognized and revenue is recognized subsequently at the time when the rewards are redeemed and services, such as free or discounted steaks, are provided, satisfying the performance obligation. The same accounting treatment is applied at the expiration of rewards.

Niku (Beef) Money

The Group’s Niku (Beef) Money offers customers electronic money services whereby customers can charge (prepay) money as electronic money and can then use it for payment for the purchase of products, services, and

PEPPER FOOD SERVICE CO., LTD.

other transactions in lieu of cash at restaurants. The Group recognizes a contract liability (Niku (Beef) Money deposit liability on the consolidated statements of financial position) when customers charge their cards at the amount of the prepayment for its performance obligation to transfer, or to stand ready to transfer, goods or services in the future. Such liability is derecognized and revenue is recognized subsequently at the time when food and beverages products are provided to customers at restaurants, satisfying the performance obligation. The Group recognizes the expected breakage at the amount calculated based on historical breakage patterns.

Revenue from franchised restaurants

Services provided to franchised restaurants

The Group has the following performance obligations in the contracts with franchised restaurants:

•	Wholesale distribution of food and beverage products and other consumables;

•	Design and supervisory of the construction of a store prior to its opening; and

•	Provision of staff training prior to store opening.

The Group recognizes revenue when the services above are provided and the performance obligations are satisfied.

Royalties

The Group also has the following performance obligations in the contracts with franchised restaurants in addition to the above:

•	Grant of rights to display or use trademarks, service mark, and logo throughout the contractual period;

•	Grant of rights to use all know-how throughout the contractual period; and

•	Provision of follow-up operational training and guidance throughout the contractual period.

The Group receives royalties for satisfying the performance obligations stated above. The performance obligations are satisfied over the contractual period, and accordingly, the Group recognizes revenue in proportion to monthly sales of franchised restaurants.

Franchise fees

In addition, the Group receives franchise fees primarily for such one-time performance obligations in the contracts with franchised restaurants as business plan developments and market and location research prior to store opening. The Group recognizes franchise fees as revenue when it satisfies these obligations.

Wholesale distribution of food and beverage products—Commission

Commission revenue from wholesale distribution of food and beverage products to franchisees is recognized, in general, on the date of the delivery of the related food and beverage products to franchised restaurants.

In these transactions, the Group primarily acts as a purchasing agent on behalf of a franchised restaurant, and revenue is presented as the amount received from the franchised restaurant less the amount paid on behalf of the franchised restaurant to the supplier. The Group acts as a principal in import transactions only. The following indicators are considered when determining whether the Group is acting as a principal or an agent with respect to a transaction:

•	Whether the Group has the primary responsibility for providing goods or services to franchised restaurants or fulfilling the order;

PEPPER FOOD SERVICE CO., LTD.

•	Whether the Group has inventory risk before or after the franchised restaurants’ orders, during transportation, or on return; and

•	Whether the Group has the right to establish prices, either directly or indirectly.

Revenue from master franchise agreements

The Group has the following performance obligations in the master franchise agreements with master franchisors:

•	Grant of franchise rights to establish and operate directly owned restaurants within the sub-franchise territory;

•	Grant of exclusive rights to grant franchise rights to sub-franchisees to establish and operate franchised restaurants within the sub-franchise territory; and

•	Provision of necessary operational training throughout the contractual period.

The Group recognizes revenue when it satisfies the performance obligations stated above. The performance obligations above are satisfied over the contractual period, and accordingly, the Group recognizes revenue evenly over the period, and records a contract liability (Note 18: Deferred revenue) for the deferred potion of master franchise fees.

In addition to these contract liabilities described above, “Advances received” are also recorded as a contract liability.

Foreign currencies

Presentation currency and functional currency

The Group determines the functional currency for each entity and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Group company

On consolidation, the assets and liabilities of the foreign operation are translated into yen at the rate of exchange prevailing at the reporting date and its statements of profit or loss are translated at average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates at the dates of the transactions are used. The exchange differences arising on translation for consolidation are recognized in OCI.

PEPPER FOOD SERVICE CO., LTD.

Taxes

Current income tax

Current income taxes are calculated as expected taxes payables or receivables on the taxable income, using the tax rates enacted or substantially enacted by the end of the reporting period, adjusted by taxes payable or receivable in prior financial years.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in its tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the asset and liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investment in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

PEPPER FOOD SERVICE CO., LTD.

Deferred tax assets and deferred tax liabilities are offset if and only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Consumption tax

Expenses and assets are recognized net of the amount of consumption tax, except:

•

When the consumption tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the consumption tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable; and

•	When receivables and payables are stated with the amount of consumption tax included as part of receivables or payables in the consolidated statements of financial position.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed within the Group’s normal operating cycle, which is approximately 12 months. All other assets are classified as non-current.

Likewise, a liability is current when it is expected to be settled within the Group’s normal operating cycle, which is approximately 12 months. The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Fair value measurement

The Group measures financial instruments such as financial assets at fair value through profit or loss and at fair value through other comprehensive income at fair value, at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

PEPPER FOOD SERVICE CO., LTD.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	—	Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2	—	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3	—	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of its fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed in this note. Additional fair value related disclosures, including the valuation methods, significant estimates and assumptions are also provided in Note 7.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price, any directly attributable costs of bringing the asset to its working condition and location for its intended use, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Other than land and construction in progress, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

• Leasehold improvements	5 to 16 years

• Kitchen equipment	3 to 12 years

• Furniture and fixtures	2 to 20 years

Items of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Depreciation is recognized in the consolidated statements of profit or loss as “Selling, general and administrative expenses”. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

PEPPER FOOD SERVICE CO., LTD.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are Software, which is amortized over its useful economic life of 5 years.

The Group has no internally generated intangible assets nor intangible assets with indefinite useful lives.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each financial year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Amortization is recognized in the consolidated statements of profit or loss as “Selling, general and administrative expenses”. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss as “Selling, general and administrative expenses”.

Impairment of non-financial assets

The Group assesses during each reporting period whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset, such as goodwill or intangible assets with indefinite life, is required, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount is the higher of fair value less costs of disposal or its value in use. When the carrying amount of an asset or a CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. In principle, each restaurant is considered as an individual CGU and the recoverable amounts of each CGU are generally calculated based on value in use as this is generally considered to be higher than fair value less costs of disposal. These budgets and forecast calculations generally cover a period of three years. No growth rate is applied to project future cash flows after the third year.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss as “Other operating expenses”.

Assets other than goodwill are assessed to determine whether there is any indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable

PEPPER FOOD SERVICE CO., LTD.

amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of IFRS 15, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in three categories:

•	Financial assets at amortized cost

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses

•	Financial assets at fair value through profit or loss

Financial assets measured at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows

And

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

PEPPER FOOD SERVICE CO., LTD.

“Trade and other receivables”, “Loan receivables” and “Lease deposits receivables” are classified as Financial assets measured at amortized cost.

Trade and other receivables, Loan receivables and Lease deposits receivables

These receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The EIR amortization is included in “Finance income” in the statements of profit or loss. The losses arising from impairment are recognized in the statements of profit or loss in “Finance costs” for loans and in “Selling, general and administrative expenses” for receivables.

Lease deposit receivables and Construction loan receivable from lessors

The difference between the amount paid and the amount initially recognized at fair value of these receivables is initially recognized as “Prepayments” and is amortized as part of the lease expense over the lease term. The receivables increase over the lease term as interest is accreted using the effective interest rate method. The interest rate is based on low-risk long-term debt plus lessor’s credit spreads and interest income is recorded within “Finance income”. For more information on receivables, refer to Note 8 and Note 11.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity instruments under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as finance income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Financial assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, financial assets that do not satisfy the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, or financial assets that satisfies the criteria for equity instruments, but not designated at fair value through OCI. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets under this category are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

PEPPER FOOD SERVICE CO., LTD.

Life insurance funds established for key management personnel are classified as financial assets measured at fair value through profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s statements of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and lease receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For debt instruments at amortized cost, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL.

The Group uses data and index observable from following sources to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs:

•	Internal reports such as sales reports from sales department

•	Internally generated index regarding collaterals and past due events.

The financial asset is credit-impaired when one or more events that have detrimental impact on the estimated future cash flows of the financial assets have occurred.

PEPPER FOOD SERVICE CO., LTD.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	Significant financial difficulty of the borrower or issuer

•	A breach of contract such as default or past due events

•	It is becoming probable that the borrower will enter bankruptcy

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or financial liabilities measured at amortized cost.

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities measured at amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include “Trade and other payables”, “Related party trade payables”, “Interest-bearing loans and borrowings” and “Franchise deposit liabilities” under “Other non-current financial liabilities”.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities measured at amortized cost

This category applies to trade and other payables, interest-bearing loans and borrowings and franchise deposit liabilities.

Trade and other payables and related party trade payables

The carrying amounts are measured at amortized cost using the EIR method. For more information, refer to Note 16.

PEPPER FOOD SERVICE CO., LTD.

Interest-bearing loans and borrowings

After initial recognition, the carrying amount of interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 11.

Franchise deposits liabilities

The difference between the amount received and the amount initially recognized at fair value is initially recognized as “Deferred revenue” and is recognized on a straight-line basis over the expected franchise contract term as part of “Other operating income”. The franchise deposit liabilities increases over the contract term as interest is accreted using the effective interest method. Such interest is recorded within “Finance costs” and added to “Franchise deposit liabilities”.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset (or assets), even if that asset (or those assets) is not explicitly specified in an arrangement.

Group as a lessee

The Group mainly leases the premises in which its restaurants are located.

A lease is classified at inception date as a finance lease or as an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease. An operating lease is a lease other than a finance lease. Operating lease expense is recognized within “Selling, general and administrative expenses” in the consolidated statements of profit or loss. Lease deposits receivable are refundable and considered to be a financial asset recorded initially at fair value with interest accreted over the

PEPPER FOOD SERVICE CO., LTD.

expected lease term. Any differences between such fair value and the deposit paid are considered to be “Prepayments”, which are amortized over the expected lease terms on a straight line basis and recognized as “Selling, general and administrative expenses”.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. The Group sublets restaurant premises and equipment under operating leases to certain franchisees. While the Group makes the lease payments to the lessor of the original lease, it receives sublease payments from the sub-lessees, which are recognized as revenue. Contingent rents are recognized as revenue in the period in which they are earned.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories of the Group is calculated using the first-in first-out method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and short-term deposits with maturities of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents, as defined above.

Treasury shares

The Company’s own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancelation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Cash dividends

The Group recognizes a liability to pay dividends when the distribution is authorized and is no longer at the discretion of the Group. In accordance with the corporate laws of Japan, interim dividends are authorized by the Board of Directors and dividends at year-end are authorized at a shareholders’ meeting. The corresponding amount is recognized directly in equity.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

PEPPER FOOD SERVICE CO., LTD.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, as appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset retirement obligations

The Group records a provision for the asset retirement obligations related to restaurants. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the asset retirement obligations. The unwinding of the discount is expensed as incurred and recognized in the consolidated statements of profit or loss as a finance cost. The estimated future costs of restoration are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset.

Provision for onerous lease contracts

A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, the Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which is the lesser of the estimated loss from either a sublease or a lease termination. The estimated loss from a sublease comprises the sum of estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, and other exit costs associated with store closing commitments exceeding expected sub-lease income. The estimated loss from a lease termination is the estimated amount to cancel the agreement.

The Group regularly reviews the operational performance of our stores and makes assessments of the future developments of these stores. In some cases, we decide to close stores, which requires management to make a number of judgments to ensure that these decisions are appropriately reflected in our financial statements. This involves testing non-financial assets for impairment, and also the recognition of provisions relating to store closures such as provisions for onerous contracts.

Stock option transactions

Employees (including directors and corporate auditors) of the Group receive remuneration in the form of stock options, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 23.

That cost is recognized in employee benefit expenses (Note 28), together with a corresponding increase in equity (stock options), over the period in which the services are rendered and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statements of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

PEPPER FOOD SERVICE CO., LTD.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the stock option transaction, or is otherwise beneficial to the employee. Where an award is canceled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 32).

2.4	Changes in accounting policies and disclosures

On January 1, 2018, the Group adopted IFRS 15 and IFRS 9. The nature and effect of the changes as a result of the adoption of these new accounting standards are described below.

Several other amendments and interpretations effective and applied on January 1, 2018 do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standard, interpretation or amendment that has been issued, but is not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Group adopted IFRS 15 using the modified retrospective method of adoption, and therefore the date of initial application was January 1, 2018. Under this method, the standard was applied only to contracts that were not completed at this date. The cumulative effect of initially applying IFRS 15 was not material to the opening balance of retained earnings.

IFRS 15 did not impact the Group’s recognition of revenue from restaurants owned and operated by the Group as those sales are recognized at the time of the underlying sale and are presented net of sales taxes and discounts. The standard also did not change the recognition of royalties from restaurants operated by franchisees, which are based on a percentage of sales and recognized at the time the underlying sales occur.

PEPPER FOOD SERVICE CO., LTD.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, and covers classification and measurement; impairment; and hedge accounting. The Group applied IFRS 9 in accordance with the transition rules with an initial application date of 1 January 2018. The Group elected not to restate comparative information.

The impact of application of the new standard does not materially change the Group’s accounting for financial instruments and there were no material adjustments at the initial application date.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties are included in:

•	Financial instruments risk management and policies: Note 11

•	Sensitivity analyzes disclosures: Note 11

The major judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:

Niku (Beef) Mileage Program

The Group defers revenue corresponding to the sale giving rise to the mileage credits for the rewards. Such deferred revenue is recognized subsequently at the time the rewards are redeemed and services, such as offering free or discounted steaks, are provided. The Group estimates deferred revenue taking into account the fair value of each reward, the number of members by status level and the historical expiry rates of the Niku (Beef) Mileage Program cards and their rewards. Details of deferred revenue regarding the Niku (Beef) Mileage Program are disclosed in Note 18.

Expected useful life of property, plant and equipment and intangible assets

Useful lives of property, plant and equipment are estimated taking into account all relevant factors, such as the expected usage of the asset, physical wear and tear, and technical or commercial obsolescence. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal. These assumptions and estimates have a risk of resulting in a material adjustment to depreciation and amortization of assets due to changes in uncertain economic conditions in future periods. Details of property, plant and equipment are disclosed in Note 12.

Impairment/reversals of impairment of property, plant and equipment

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or

PEPPER FOOD SERVICE CO., LTD.

observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (DCF) model. The future cash flow projections are calculated taking into consideration trends from the past, the market environment and industry trends. It represents the best estimate of the management. These assumptions are continuously reviewed by management and the Board of Directors. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows. No growth rate is used for extrapolation purposes when the Group estimates forecasts that are calculated based on operating results by CGU.

Where an impairment loss subsequently reverses, the carrying value of an asset or CGU is increased to the revised estimate of its recoverable amount, provided that the carrying value does not exceed the carrying value that would have been determined had no impairment been recognized for an asset or CGU in prior years.

The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 12.

Stock options

Estimating fair value for stock option transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte Carlo simulation model. The assumptions and models used for estimating fair value for stock option transactions are disclosed in Note 23.

Recoverability of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Provision for asset retirement obligations

The Group has recognized a provision for asset retirement obligations associated with the stores leased by the Group. In determining the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the leasehold improvements from the site and the expected timing of those costs. The Group estimates that the costs would be realized in 12 years upon the expiration of the lease and calculates the provision using the DCF method based on the discount rates ranging from 0.03% to 1.84%.

Provision for onerous lease contracts

A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, the Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which is the lesser of the estimated loss from either a sublease or a lease termination. The estimated loss from a sublease comprises the sum of estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, and other exit costs associated with store closing commitments exceeding expected sub-lease income. The estimated loss from a lease termination is the estimated amount to cancel the agreement.

PEPPER FOOD SERVICE CO., LTD.

Financial assets and liabilities carried at amortized cost

The Group measures lease deposits receivable and franchise deposit liabilities at amortized cost based on the effective interest rate method. The discount rate and amortization period used for measuring amortized cost are determined based on estimates and assumptions. The discount rate in the lease deposits receivable is determined based on the risk of the landlord of the target stores and the lease term is assumed to be 12 years. Also, the discount rate in the franchise deposit liabilities are estimated the lease term as 12 years based on the discount rate taking account of the business risk of our group.

4.	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its businesses and maximize shareholder value. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016.

The Group reviews the capital structure on a quarterly basis. The capital structure of the Group consists of net debt, which includes the interest-bearing loans and borrowings disclosed in Note 11, net of cash and cash equivalents and equity attributable to the shareholders of the Group, comprising issued share capital, reserves and retained earnings.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders or issue new shares.

5.	Segment information

An operating segment is a component of the Group for which discrete financial information is available, and whose operating results are regularly reviewed by the chief operating decision maker (the “CODM”) to determine the allocation of management resources and to assess its performance.

The Board of Directors is considered to be the CODM and it monitors the operating results of the operating segments separately for the purpose of making decisions about resource allocation and performance assessment. The Group evaluates the performance of its operating segments using operating profit (loss) as the principal basis for measurement, which is determined in accordance with Japanese GAAP. Operating profit (loss) is a widely used measure in Japan for evaluating the core profitability of a Group’s operations, and forms the basis of the internal reporting which is used by the CODM to make resource allocation decisions. Segment income is operating profit (loss) under Japanese GAAP, which is before extraordinary gains or losses, non-operating income and expenses (as such terms are defined under Japanese GAAP), and income taxes. Some accounting policies used in determining segment income are, therefore, different from those of the Group under IFRS as described in Note 2, and such differences between Japanese GAAP and IFRS are presented as IFRS adjustments in the tables below. Also, the Group’s financing (including finance costs and finance income) and income taxes are managed on a Group basis and are not allocated to operating segments. The Group’s reportable segments are the same as operating segments, and there are no significant inter-segment transactions.

The Group operates a restaurant business providing meals and selling its own brand items. The Group is comprised of four operating segments classified based on types of food and services provided at the restaurant as follows:

•	Pepper Lunch™

•	Ikinari! Steak™

PEPPER FOOD SERVICE CO., LTD.

•	Other Restaurants

•	Own-brand products

Pepper Lunch™

The Pepper Lunch™ segment operates the following restaurants: The Pepper Lunch™ restaurants provide mainly steaks and hamburger steaks at affordable prices focusing on quick service The dishes served at Pepper Lunch™ are generally considered in Japan to be expensive and serving those dishes requires significant preparation time. However, at Pepper Lunch™ restaurants, a member of staff places and serves raw ingredients (meats, vegetables and others) on a special iron plate that is quickly heated using an electromagnetic cooker. Customers can then grill and cook the ingredients on the heated iron plate once served. This process and technology allows the Group to serve meals quickly and at affordable prices by having customers perform part of the cooking process. Pepper Lunch™ primarily targets families and offers various set meals on the menu that cater to patrons of all ages.

Ikinari! Steak™

The Ikinari! Steak™ segment operates Ikinari! Steak™ that utilizes a cost effective serving style where customers enjoy steak and other products, such as wine, typically while standing, which is a popular style in Japanese business districts. In particular, by streamlining the menu and implementing a serving style where customers eat while standing, the Group is able to sell steak to customers at roughly half the price per gram as compared to our “Chargrilled Steak Kuni” restaurants. With regard to food preparation, Ikinari! Steak™ has also adopted a cut-to-order system where the meat is cut to the customer’s desired weight from a single slab of meat that is kept fresh in the kitchen. The beef is then chargrilled rare, and then placed on a hot iron plate to continue to cook after serving to the customer. This method allows the Group to provide steak to our customers quickly, while also giving customers the opportunity to cook the steak to their preference. Serving products through a cut-to-order steak service system where the customers eat while standing is a business model that is first in the industry.

Other Restaurants

The Other Restaurants segment operates the following restaurants: Chargrilled Steak Kuni, which is a steak house providing steaks sliced to the customers’ chosen quantity in front of the customers; Kodawari Tonkatsu Katsukitei, which specializes in pork cutlet dishes; and Gyutan Sendai Natori, which specializes in ox tongue dishes.

Own-brand products

The Own-brand products segment sells foodstuffs (e.g., tonkatsu sauce, frozen pepper rice, dressing and Lachs ham), cooking utensils (i.e., soup servers) and Pitaribashi (i.e., chopsticks attached together with an implanted magnet). This business also provides meals, such as frozen meats, at the restaurants and the Group’s website.

PEPPER FOOD SERVICE CO., LTD.

For the year ended December 31, 2018

	Pepper Lunch™	Ikinari! Steak™	Other Restaurants	Own- brand product	Subtotal	Adjustments(i)	Japanese GAAP total	IFRS and other adjustments (ii)	IFRS total(iii)
	(Thousands of yen)
Revenues
Revenues from external customers	7,654,450	54,131,873	1,513,917	209,493	63,509,733	—	63,509,733	(14,423,655)	49,086,078
Segment income	1,348,270	5,311,530	105,734	23,596	6,789,130	(2,925,912)	3,863,218	(2,113,873)	1,749,345
Finance income									9,488
Finance costs									(87,746)
Profit before tax									1,671,087

Other disclosure:
Depreciation and amortization	83,040	1,050,813	24,769	29	1,158,651	111,944	1,270,595	(207,579)	1,063,017
Impairment losses on the non-current assets	43,163	1,244,577	4,104	—	1,291,844	—	1,291,844	—	1,291,844
Provisions for onerous lease contracts	—	766,801	—	—	766,801	—	766,801	—	766,801

For the year ended December 31, 2017

	Pepper Lunch™	Ikinari! Steak™	Other Restaurants	Own- brand product	Subtotal	Adjustments(i)	Japanese GAAP total	IFRS adjustments (ii)	IFRS total(iii)
	(Thousands of yen)
Revenues
Revenues from external customers	7,066,294	27,005,657	2,080,486	77,476	36,229,913	—	36,229,913	(7,600,182)	28,629,731
Segment income	1,326,184	2,514,720	158,816	4,335	4,004,055	(1,705,541)	2,298,514	(508,641)	1,789,873
Finance income									19,957
Finance costs									(26,065)
Profit before tax									1,783,765

Other disclosure:
Depreciation and amortization	92,527	445,752	45,804	60	584,143	22,044	606,187	(84,528)	521,659

For the year ended December 31, 2016

	Pepper Lunch™	Ikinari! Steak™	Other Restaurants	Own- brand product	Subtotal	Adjustments(i)	Japanese GAAP total	IFRS adjustments (ii)	IFRS total(iii)
	(Thousands of yen)
Revenues
Revenues from external customers	5,916,668	14,105,911	2,252,534	57,952	22,333,065	—	22,333,065	(4,197,875)	18,135,190
Segment income	1,095,494	838,087	143,931	(1,091)	2,076,421	(1,118,081)	958,340	(75,850)	882,490
Finance income									25,893
Finance costs									(20,545)
Profit before tax									887,838

Other disclosure:
Depreciation and amortization	77,608	316,572	47,604	145	441,929	20,872	462,801	(87,643)	375,158

PEPPER FOOD SERVICE CO., LTD.

(i)	Adjustments mainly include corporate expenses which are not allocated to individual reportable segments.
(ii)

IFRS adjustments are principally the adjustment for the elimination of revenue from franchisees for product delivery arrangements in the Pepper Lunch™ and Ikinari! Steak™ segments, which are recorded on a net basis under IFRS, and for Niku (Beef) Mileage Program rewards in the Ikinari! Steak segment. Other adjustments are principally impairment losses and provisions for onerous contracts.

(iii)	IFRS total is consolidated operating profit as shown in the audited consolidated financial statements.

Geographic information

	2018	2017	2016
	(Thousands of yen)
Revenue from external customers
Japan	47,856,599	27,965,925	17,809,067
Other Regions	1,229,479	663,806	326,123

Total	49,086,078	28,629,731	18,135,190

Revenue information is based on the locations of the customers. No single customer accounted for 10 percent or more of the Group’s total revenue for the years ended December 31, 2018, 2017 and 2016.

	As of December 31,
	2018	2017
	(Thousands of yen)
Non-current operating assets
Japan	10,340,674	5,524,969
United States	64,579	699,620

Total	10,405,253	6,224,589

Non-current assets for this purpose consist of property, plant and equipment, intangible assets and prepayments.

6.	Related party disclosure

Note 1 provides information about the Group’s structure, including details of the subsidiaries. The following table provides the total amount of transactions that have been conducted with a related party for the relevant financial year.

	2018	2017	2016
	(Thousands of yen)
Major shareholder
Purchase of ingredients	15,253,466	9,227,999	5,668,070

SFoods Inc. operates wholesaling, manufacturing, retailing and foodservice of meat-related food products and holds 11.85% of the Group’s shares as of December 31, 2018 (11.95% as of December 31, 2017 and 12.50% as of December 31, 2016). The Group purchases ingredients from SFoods Inc., which are recorded in “Cost of sales”, and pledges trade receivables from franchisees as collateral. Refer to Note 16 for trade and other payables and related party trade payables and Note 36 for further details on the collateral. In addition, the Group, as an agent, purchases ingredients from SFoods Inc. for franchisees and accordingly the gross purchases from SFoods Inc. totaled ¥25,192,594 thousand for the year ended December 31, 2018 (2017: ¥14,397,217 thousand and 2016: ¥8,581,536 thousand), the purchases and sales as an agent are presented net in the consolidated statements of profit or loss.

PEPPER FOOD SERVICE CO., LTD.

Compensation of key management personnel of the Group

	2018	2017	2016
	(Thousands of yen)
Directors’ remuneration	277,632	214,511	170,439
Stock option transactions	10,690	8,853	8,434

Total	288,322	223,364	178,873

The amounts disclosed in the table are the amounts recognized as expenses during the reporting periods related to key management personnel. Key management personnel includes directors and corporate auditor of the Group.

Refer to Note 23 for further details on stock option plans.

7.	Fair value

(1) Fair value hierarchy of assets and liabilities measured at fair value

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value measurement hierarchy for assets as at 31 December 2018:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Thousands of yen)
Assets measured at fair value through other comprehensive income:
Investment securities	15,358	—	—	15,358
Assets measured at fair value through profit or loss
Other non-current financial assets	—	—	65,032	65,032

Total	15,358	—	65,032	80,390

There have been no transfers between level 1 and level 2 during 2018.

Fair value measurement hierarchy for assets as at 31 December 2017:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	(Thousands of yen)
AFS financial assets:
Investment securities	17,898	—	—	17,898

Total	17,898	—	—	17,898

PEPPER FOOD SERVICE CO., LTD.

There have been no transfers between level 1 and level 2 during 2017.

The reconciliation of fair value measurement of financial instruments measured at level 3 for the year ended December 31, 2018 are as follows:

2018
(Thousands of yen)
Financial assets measured at fair value through profit or loss
As at January 1	—
Purchases	106,911
Net gains and losses recognized in profit and loss	(41,879)

As at December 31	65,032

(1) Financial assets measured at fair value through profit or loss presented as “Other non-current financial assets” is a refundable insurance contact. Fair value has been measured at the contract’s cash surrender value, which is the estimated amount the Group expects to receive upon cancelation of the contract.

(2) Carrying amount and fair value of major financial instruments that are not measured at fair value but their fair value disclosures are required.

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than items for which carrying amounts approximate fair value:

	December 31, 2018
	Carrying amount	Fair value
	(Thousands of yen)
Financial Assets
Lease deposits receivable	2,441,289	2,543,587
Construction loan receivable from lessors	756,106	765,080

Total	3,197,395	3,308,667

Financial liabilities
Interest-bearing loans and borrowings	5,201,412	5,202,991
Franchise deposit liabilities	1,226,396	1,283,676

Total	6,427,808	6,486,667

	December 31, 2017
	Carrying amount	Fair value
	(Thousands of yen)
Financial Assets measured at amortized cost
Lease deposits receivable	1,732,892	1,875,067
Construction loan receivable from lessors	54,989	54,989

Total	1,787,881	1,930,056

Financial liabilities measured at amortized cost
Interest-bearing loans and borrowings	2,530,421	2,550,040
Franchise deposit liabilities	634,017	664,025

Total	3,164,438	3,214,065

PEPPER FOOD SERVICE CO., LTD.

Management assessed that the carrying amounts of cash and cash equivalents, bank deposits, trade and other receivables, trade and other payables, related party trade payables, short-term borrowing and other financial liabilities approximate their fair values largely due to the short-term maturities of these instruments. The fair value of the financial assets and liabilities is included in the above tables at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

The fair values of the Group’s lease deposits receivable are determined by the DCF method using the interest rates on low-risk long-term borrowings plus credit spreads of the landlord. Lease deposits receivable are classified as level 2 in the fair value hierarchy.

•

The fair value of the Group’s construction loan receivable is determined by the DCF method using the interest rates on low-risk long-term borrowings adjusted for the credit risk of the landlord. Construction loan receivable from lessors is classified as level 2 in the fair value hierarchy.

•

The fair values of the Group’s interest-bearing loans and borrowings are determined using the DCF method applying a discount rate that reflects the Group’s borrowing rate as at the end of the reporting period. The Company’s own non-performance risk as at December 31, 2018 and 2017 was assessed to be insignificant. Interest-bearing loans and borrowings are classified as level 2 in the fair value hierarchy.

•

The Group’s franchise deposit liabilities are determined by the DCF method using the interest rates on low-risk long-term borrowings plus the Group’s credit spreads. Franchise deposit liabilities are classified as level 2 in the fair value hierarchy.

8.	Trade and other receivables

	As of December 31,
	2018	2017
	(Thousands of yen)
Trade receivables	4,332,009	2,670,827
Other receivables	316,228	173,986

	4,648,237	2,844,813
Less: Provision for doubtful accounts	(476)	(476)

	4,647,761	2,844,337

Trade receivables are non-interest bearing and are generally on terms of 30 days. See Note 11 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

As of December 31, the aging analysis of trade receivables is, as follows:

	As of December 31, 2018	As of December 31, 2017
Neither past due nor impaired	4,605,161	2,802,980
Past due but not impaired
Less than 30 days	42,600	29,846
30 to 60 days	—	6,249
60 to 90 days	—	5,262
Over 90 days	476	476

Total	4,648,237	2,844,813

PEPPER FOOD SERVICE CO., LTD.

9.	Inventories

	As of December 31,
	2018	2017
	(Thousands of yen)
Food and beverage consumables and other merchandise held for sale	456,781	258,733
Supplies	187,331	90,395

Total	644,112	349,128

10.	Prepayments

	As of December 31,
	2018	2017
	(Thousands of yen)
Prepaid lease expenses	874,783	629,497
Others	2,239	923

Total	877,022	630,420

Total current	454,276	300,277
Total non-current	422,746	330,143

Total	877,022	630,420

Short and long-term prepaid lease expenses include rents paid in advance and the difference between the amount paid and the amount initially recognized in respect of lease deposits receivable as described in Note 2.3.

PEPPER FOOD SERVICE CO., LTD.

11.	Financial assets and financial liabilities

11.1	Financial assets

Set out below is the carrying amount of financial assets as of December 31, 2018

	NOTE	As of December 31, 2018
		(Thousands of yen)
Financial assets measured at amortized cost
Trade and other receivables		4,647,761
Lease deposit receivable		2,441,289
Construction loan receivable from lessors	(i)	756,106
Other financial assets		17,037

Equity instruments designated at fair value through OCI
Investment securities		15,358
Other non-current financial assets		170

Financial assets measured at fair value through profit or loss
Other non-current financial assets		65,032

Total financial assets		7,942,753

Trade and other receivables		4,647,761
Current portion of construction loan receivable from lessors	(i)	70,384
Other current financial assets		5,360
Lease deposits receivable		2,441,289
Construction loan receivable loan from lessors	(i)	685,722
Other non-current financial assets		92,237

Total		7,942,753

PEPPER FOOD SERVICE CO., LTD.

Set out below is the carrying amount of financial assets as of December 31, 2017

	NOTE	As of December 31, 2017
		(Thousands of yen)
AFS financial assets
Quoted equity shares		17,898

Loans and receivables
Trade and other receivables		2,844,337
Long-term deposits		30,695
Other financial assets		72,433
Lease deposits receivable		1,732,892

Total financial assets		4,698,255

Trade and other receivables		2,844,337
Current portion of construction loan receivable from lessors	(i)	6,960
Other current financial assets		11,815
Lease deposits receivable		1,732,892
Construction loan receivable from lessors	(i)	48,029
Other non-current financial assets		54,222

Total		4,698,255

(i)

Due to the increase in the materiality of construction loan receivable from lessors in 2018, the amount, which had in previous periods been included in other current and other non-current financial assets, is disclosed separately within current assets and non-current assets in this accounting period respectively. This change was also reflected in the comparative period information accordingly.

Equity instruments designated at fair value through OCI mainly include investments in equity shares of listed companies. Fair values of these quoted equity shares are determined by reference to published price quotations in an active market. These investments were irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature. The Group holds JPY15,358 thousands of listed shares of AEON MALL Co., Ltd as of December 31, 2018. In 2018, the Group received dividends in the amount of ¥342 thousands.

Debt instruments measured at amortized cost include trade receivables and lease deposit receivables.

See Note 11.4 on credit risk of trade and other receivables, which explains how the Group manages and measures their credit quality.

PEPPER FOOD SERVICE CO., LTD.

11.2	Financial Liabilities Interest-bearing loans and borrowings

	NOTE	Maturity	As of December 31, 2018	As of December 31, 2017
			(Thousands of yen)
Financial liabilities at amortized cost, interest-bearing loans and borrowings
Secured long-term bank borrowings at variable interest rates	(i)		—	1,340,446
Unsecured long-term bank borrowings at fixed interest rates	(ii)	2019-2021	2,465,992	1,175,975
Unsecured long-term bank borrowings at variable interest rates	(iii)	2019-2021	2,735,420	14,000

Total interest-bearing loans and bank borrowings			5,201,412	2,530,421

Total current			2,270,134	1,091,898
Total non-current			2,931,278	1,438,523

Total			5,201,412	2,530,421

(i)

The secured long-term bank borrowings were interest-bearing at Tokyo Interbank Offered Rate (“TIBOR”) plus 0.5% per annum. Interest rate as of December 31, 2017 was 0.55% per annum. Covenants with a financial institution required the Company to maintain ordinary income in the statements of profit or loss on a stand-alone basis prepared in accordance with Japanese GAAP, for each fiscal year ended, on or after December 31, 2015.

Secured borrowings are secured on the Group’s assets. Refer to Note 36 for further details.

(ii)	The unsecured long-term bank borrowings are interest-bearing at weighted average fixed rates at December 31, 2018 and 2017 of 0.74% and 0.87% per annum, respectively.
(iii)

The unsecured long-term bank borrowings are interest-bearing at TIBOR plus 0.46% to 0.56% (December 31, 2017: TIBOR plus 1.15% to 1.43%). Weighted average interest rates as of December 31, 2018 and 2017 are 0.49% and 1.21% per annum, respectively. Covenants with a financial institution require the Company to maintain ordinary income in the statements of profit or loss on a stand-alone basis prepared in accordance with Japanese GAAP (profit excluding extraordinary items, such as impairment losses and provisions for onerous lease contracts from profit before tax), for each fiscal year ended, on or after December 31, 2017. The Group was in compliance with the covenant requirements as at December 31, 2018.

PEPPER FOOD SERVICE CO., LTD.

11.3	Financial liabilities

	As of December 31, 2018	As of December 31, 2017
	(Thousands of yen)
Financial liabilities at amortized cost, other than interest-bearing loans and borrowings
Trade and other payables	3,618,028	2,151,549
Related party trade payables	5,189,472	3,288,093
Franchise deposit liabilities	1,226,396	634,017
Construction accounts payable	1,003,212	336,908
Other financial liabilities	25,621	13,173

Total other financial liabilities	11,062,729	6,423,740

Trade and other payables	3,618,028	2,151,549
Related party trade payables	5,189,472	3,288,093
Other current financial liabilities	1,017,362	342,524
Other non-current financial liabilities	1,237,867	641,574

Total	11,062,729	6,423,740

11.4	Financial instruments risk management objectives and policies

The Group’s principal financial liabilities comprise interest-bearing loans and borrowings, trade and other payables and other financial liabilities. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade and other receivables, other financial assets and cash and cash equivalents that derive directly from its operations. The Group also holds equity investments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s management oversees the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and equity price risk. Financial instruments affected by market risk include trade and other receivables, trade payables, interest-bearing loans and borrowings, and equity instruments.

The sensitivity analyzes in the following sections relate to the position as at December 31, 2018 and 2017. The sensitivity analyzes have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2018 and 2017.

The analyzes exclude the impact of movements in market variables on provisions; and the non-financial assets and liabilities of foreign operations.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate borrowings.

PEPPER FOOD SERVICE CO., LTD.

Interest rate sensitivity

The sensitivity analysis below demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of borrowings affected. Below is a negative effect on the Group’s profit before tax if the interest rate rises by 100 basis points, conversely, if the interest rate drops by 100 basis points, it will have a positive effect of the same amount. This analysis has been prepared assuming the amount of liabilities outstanding at the end of the reporting period had existed throughout the whole year.

	2018	2017
	(Thousands of yen)
Change in basis points	+100	+100
Effect on profit before tax	(27,354)	(13,544)

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency) and the Group’s loans in foreign subsidiaries.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar (USD) exchange rate, with all other variables held constant. Below is a positive effect on the Group’s profit before tax if the USD exchange rate rises by 5 percent, conversely, if USD exchange rate drops by 5 percent, it will have a negative effect of the same amount. The Group’s exposure to foreign currency changes for all other currencies is not material.

	2018	2017
	(Thousands of yen)
Change in USD rate	+5%	+5%
Effect on profit before tax	97,840	44,500

Equity price risk

The Group’s listed equity shares are susceptible to market price risk arising from uncertainties about future values of the investment securities.

The Group’s equity price risk is mainly concentrated on equity instruments quoted on the Tokyo Stock Exchange. Management closely monitors price risk and considers hedging the risk exposure should the need arise. The Group considers the exposure of other price risk for its equity investments is not significant. Accordingly, no sensitivity analysis is presented.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

PEPPER FOOD SERVICE CO., LTD.

In order to minimize credit risk, the Group has policies in place for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue receivables. In addition, the Group reviews the recoverable amount of each individual receivable at the end of each quarter to ensure that adequate impairment losses are made for unrecoverable amounts and deposits are received from franchisees to mitigate credit risk related to franchised restaurants. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced. For more information on trade receivables, refer to Note 8.

An impairment analysis is performed at each reporting date to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The Group holds collateral as security in order to minimize credit risks of trade receivables from franchise restaurants. The Group evaluates the concentration of risk with respect to trade receivables as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the carrying amount of financial assets measured at amortized cost and the movement of loss allowance the credit risk exposure on the Group’s trade receivables and other financial assets.

	2018
	Simplified approach for trade receivables and lease receivables	Financial assets measured at an amount equal to 12-month expected credit losses	Financial assets measured at an amount equal to life time credit losses	Financial assets considered credit impaired	Total
	(Thousands of yen)
Carrying amount
As of December 31, 2017	2,844,337	1,836,020	—	12,142	4,692,499

Amounts transferred to credit-impaired financial assets	—	(1,838)	—	1,838	—
Amounts written-off during the year	—	—	—	(2,315)	(2,315)
Change during the year	1,803,424	1,380,250	—	—	3,183,674

As of December 31, 2018	4,647,761	3,214,432	—	11,665	7,873,858

	2018
	Simplified approach for trade receivables and lease receivables	Financial assets measured at an amount equal to 12-month expected credit losses	Financial assets measured at an amount equal to life time credit losses	Financial assets considered credit impaired	Total
	(Thousands of yen)
Expected credit losses
As of December 31, 2017	—	—	—	12,142	12,142

Amounts transferred to credit-impaired financial assets	—	—	—	1,838	1,838
Amounts recovered during the year	—	—	—	(2,315)	(2,315)

As of December 31, 2018	—	—	—	11,665	11,665

PEPPER FOOD SERVICE CO., LTD.

The Group has no significant concentration of credit risk on trade receivables, with exposure spread over a large number of counterparties and customers.

The credit risk on liquid funds is limited because the counterparties are banks with good reputation and credit rating

Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate to finance the Group’s operation and to mitigate the effects of fluctuations in cash flows based on cash flow plans prepared and maintained by each department. Management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

As of December 31, 2018

	Within 1 year	Over 1 year and less than 5 years	Over 5 years (i)	Contractual cash outflows	Carrying amounts
	(Thousands of yen)
Trade and other payables	3,618,028	—	—	3,618,028	3,618,028
Related party trade payables	5,189,472	—	—	5,189,472	5,189,472
Interest-bearing loans and borrowings	2,294,990	2,945,532	—	5,240,522	5,201,412
Other financial liabilities	1,017,582	14,868	1,364,461	2,396,911	2,255,229

	12,120,072	2,960,400	1,364,461	16,444,933	16,264,141

As of December 31, 2017

	Within 1 year	Over 1 year and less than 5 years	Over 5 years (i)	Contractual cash outflows	Carrying amounts
	(Thousands of yen)
Trade and other payables	2,151,549	—	—	2,151,549	2,151,549
Related party trade payables	3,288,093	—	—	3,288,093	3,288,093
Interest-bearing loans and borrowings	1,105,650	1,446,796	—	2,552,446	2,530,421
Other financial liabilities	342,524	5,960	719,756	1,068,240	984,098

	6,887,816	1,452,756	719,756	9,060,328	8,954,161

(i)

The Group is unable to estimate the maturity of franchise deposit liabilities over five years, as the timing of repayment is subject to closure of franchised restaurants and the Group is unable to estimate the number of closures beyond five years.

PEPPER FOOD SERVICE CO., LTD.

12.	Property, plant and equipment

	NOTE	Land	Leasehold improvements (i)	Kitchen equipment	Furniture and fixtures	Construction in progress	Total
		(Thousands of yen)
COSTS
As of December 31, 2016		13,350	3,673,889	550,553	489,049	61,198	4,788,039

Additions		—	1,904,321	172,576	173,516	746,214	2,996,627
Disposals		—	(83,441)	(21,206)	(9,365)	—	(114,012)
Reclassification		—	232,474	48,428	7,431	(288,333)	—
Exchange differences		—	—	—	—	(1,816)	(1,816)

As of December 31, 2017		13,350	5,727,243	750,351	660,631	517,263	7,668,838

Additions		—	5,340,713	325,832	383,227	1,017,203	7,066,975
Disposals	(ii)	—	(763,865)	(50,925)	(94,544)	—	(909,334)
Reclassification		—	1,234,413	159,587	71,681	(1,477,703)	(12,022)
Exchange differences		—	(2,936)	(792)	(96)	(8,561)	(12,385)

As of December 31, 2018		13,350	11,535,568	1,184,053	1,020,899	48,202	13,802,072

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of December 31, 2016		—	893,011	276,311	217,038	—	1,386,360

Depreciation		—	361,483	54,685	83,360	—	499,528
Disposals		—	(49,191)	(15,180)	(6,018)	—	(70,389)
Impairment losses		—	22,449	—	—	—	22,449
Exchange differences		—	69	17	4	—	90

As of December 31, 2017		—	1,227,821	315,833	294,384	—	1,838,038

Depreciation		—	785,098	107,000	134,312	—	1,026,410
Disposals		—	(186,170)	(24,246)	(51,415)	—	(261,831)
Impairment losses	(iii)	—	1,076,130	84,315	93,117	—	1,253,562
Reversal of impairment losses			(2,582)	—	—	—	(2,582)
Exchange differences		—	4,978	490	496	—	5,964

As of December 31, 2018		—	2,905,275	483,392	470,894	—	3,859,561

CARRYING AMOUNTS
As of December 31, 2016		13,350	2,780,878	274,242	272,011	61,198	3,401,679

As of December 31, 2017		13,350	4,499,422	434,518	366,247	517,263	5,830,800

As of December 31, 2018		13,350	8,630,293	700,661	550,005	48,202	9,942,511

(i)	Leasehold improvements include restaurant interior equipment, signboards, electrical equipment and air conditioning systems.
(ii)	The disposal of property, plant and equipment includes the sales of property, plant and equipment from directly-owned restaurants to franchised restaurants.
(iii)

The Group recognized impairment losses of ¥1,253,562 thousand on leasehold improvements, kitchen equipment and furniture and fixtures for the year ended December 31, 2018. The impairment losses were primarily recognized for the assets at Kuni’s due to the probable closure of seven out of 11 Ikinari! Steak

PEPPER FOOD SERVICE CO., LTD.

restaurants in the United States and the decline in the expected profitability of the other four Ikinari! Steak™ restaurants in the United States. In addition, the Group recognized impairment losses of ¥133,128 thousand on buildings and structures of the Pepper Lunch™, Ikinari! Steak™ and Other Restaurants segments for the year ended December 31, 2018. The impairment losses are included in “Other operating expenses”.

Property, plant and equipment are mainly grouped by restaurant for impairment testing purposes as the smallest unit which generates independent cash inflows is considered to be an individual restaurant.

Impaired CGUs consisted of the restaurant store assets including leasehold improvements, kitchen equipment, and furniture and fixtures. In determining value in use for the CGU, the cash flows were discounted at a rate of 8.73% as at December 31, 2018 (December 31, 2017: 8.54%), on a pre-tax basis.

13.	Intangible assets

	Note	Software (internal use)
		(Thousands of yen)
COSTS
As of December 31, 2016		109,281
Additions		31,956
Disposals		(22,780)
Exchange differences		—

As of December 31, 2017		118,457
Additions		36,183
Disposals		(7,051)
Reclassification		12,021
Exchange differences		(223)

As of December 31, 2018		159,387

ACCUMULATED AMORTIZATION AND IMPAIRMENT
As of December 31, 2016		57,549
Amortization charge		19,317
Disposals		(22,058)
Exchange differences		3

As of December 31, 2017		54,811
Amortization charge		33,793
Disposals		(7,051)
Impairment losses	(i)	37,572
Exchange differences		265

As of December 31, 2018		119,390

CARRYING AMOUNTS
As of December 31, 2016		51,733

As of December 31, 2017		63,646

As of December 31, 2018		39,997

(i)

The Group recognized impairment losses of ¥37,572 thousand on software for the year ended December 31, 2018. The impairment losses were recognized due to the probable closure of seven out of 11 Ikinari! Steak™

PEPPER FOOD SERVICE CO., LTD.

restaurants in the United States and the decline in the expected profitability of the other four Ikinari! Steak restaurants in the United States. The impairment losses are included in “Other operating expenses”.

14.	Income tax expense

14.1	Income tax

The major components of income tax expense for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
	(Thousands of yen)
Current income tax expense	(1,846,584)	(926,999)	(466,669)
Deferred tax benefit
Origination and reversal of temporary differences	487,306	288,019	67,921
Previously unrecognized temporary differences	—	—	70,180
Changes in tax rates	8,568	32	18,558

Total deferred tax benefit	495,874	288,051	156,659

Total income tax expense	(1,350,710)	(638,948)	(310,010)

Reconciliations of tax expense and the accounting profit multiplied by Japan’s statutory effective domestic tax rates for 2018, 2017 and 2016 are as follows:

	NOTE	2018	2017	2016
Japanese statutory income tax rate		30.86%	30.86%	33.06%
Effects of non-deductible expense for tax purpose		1.09%	2.09%	3.56%
Changes in unrecognized deferred tax assets	(i)	65.77%	3.60%	(4.91%)
Effects on changes in tax rates	(ii)	0.51%	0.00%	2.09%
Effects of different tax rates of subsidiary in the U.S.	(iii)	(7.69%)	(0.17%)	(0.80%)
Non-deductible officers compensation		1.58%	1.13%	0.85%
Tax credit for salary growth	(iv)	(8.76%)	(4.14%)	—
Other		(2.53%)	2.45%	1.07%

Effective income tax rate		80.83%	35.82%	34.92%

(i)

Changes in unrecognized deferred tax assets in 2018 are due to temporary differences for which no deferred tax assets have been recognized as it is not probable that taxable profit will be available against which such deductible temporary differences can be utilized. These temporary differences were primarily created by impairment losses on property, plant, and equipment (¥1,166,862 thousand in gross, ¥403,501 thousand tax-effected), provisions for onerous lease contracts (¥963,538 thousand in gross, ¥333,192 thousand tax-effected), and increase in net operating losses (¥960,914 thousand in gross, ¥332,284 thousand tax-effected) at the US subsidiary level.

Changes in unrecognized deferred tax assets in 2017 is primarily due to an increase in unrecognized tax losses and temporary differences related to the US subsidiary, from which no deferred tax assets have been recognized as it is not probable that taxable profit will be available against which such deductible temporary differences can be utilized. Changes in unrecognized deferred tax assets in 2016 is primarily due to recognition of deferred tax assets relating to previously unrecognized various temporary differences of ¥70,180 thousand.

PEPPER FOOD SERVICE CO., LTD.

(ii)

The Japanese statutory effective tax rate decreased from 30.86% to 30.62% effective from the taxable year starting on April 1, 2018, which resulted in a decrease in the Company’s deferred tax assets in 2018.

The Japanese statutory effective tax rate for 2017 changed from 2016 due to the revisions of Japanese Tax Act.

(iii)

Effects of different tax rates of the subsidiary in the U.S. is the impact of the rate differences between the US and Japan which relates to the changes in unrecognized deferred tax assets in the above table (30.86% for Japan and 34.58% for the United States in 2018). In 2018 the impact is primarily due to a relative increase in deductible temporary differences including impairment losses on property, plant, and equipment, provisions for onerous lease contracts, and net operating losses at the US subsidiary level. No income taxes were payable in the U.S. by the subsidiary for 2018.

(iv)

The Company may claim a tax credit in Japan based on current year’s increase in its employees’ salary and wages when certain requirements are met. The increase in the credit in 2018 is driven by its favorable operating results, which resulted in an increase in the Japanese corporate tax allowing more tax credits to be taken.

14.2	Deferred tax

The following are the major deferred tax assets (liabilities) recognized and movements thereon during the current and prior years:

	As of December 31,
	2018	2017
	(Thousands of yen)
Deferred tax assets:
Accrued enterprise tax	85,180	45,342
Impairment loss on property, plant and equipment	47,293	14,322
Depreciation	36,097	8,462
Niku (Beef) Money deposit liability	374,545	184,285
Deferred revenue from area franchisees	11,604	13,907
Deferred revenue on customer loyalty programs	336,780	200,915
Annual leave obligation	97,579	41,070
Share based payments	4,269	8,985
Asset retirement obligations	43,359	28,306
Unrealized losses on financial assets measured at FVTOCI	690	—
Other	28,000	18,269

Total	1,065,396	563,863

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	—	(509)
Other	(7,535)	(2,566)

Total	(7,535)	(3,075)

Deferred tax assets, net	1,057,861	560,788

	Year ended December 31,
	2018	2017
	(Thousands of yen)
As of January 1, net	560,788	274,062
Charge to profit or loss	495,874	288,051
Charge (credit) to other comprehensive income	1,199	(1,325)

As of December 31, net	1,057,861	560,788

PEPPER FOOD SERVICE CO., LTD.

The Group has unused tax losses of ¥1,153,014 thousand (December 31, 2017: ¥192,100 thousand) of which ¥960,914 thousand can be carried forward indefinite and the rest will begin to expire after 2035. The Group also has deductible temporary differences of ¥2,416,506 thousand (December 31, 2017: ¥241,985 thousand). No deferred tax assets have been recognized for either of these. Such unrecognized tax losses and temporary differences are in the U.S. and it is not probable that taxable profit will be available against which such deductible temporary differences can be utilized.

There are no temporary differences associated with investments in the Group’s subsidiary for which a deferred tax liability has not been recognized in the periods presented.

There are no income tax consequences attached to the payment of dividends in neither 2018 nor 2017 by the Group to its shareholders.

15.	Other comprehensive income (loss)

Tax effects related to other comprehensive income (loss) are as follows:

	2018	2017	2016
	(Thousands of yen)
Exchange differences arising on translation of foreign operations
Incurred during the year before tax	(18,906)	617	3,713
Tax effects	—	—	—

Total exchange differences arising on translation of foreign operations	(18,906)	617	3,713

Fair value gain (loss) on available-for-sale investments
Incurred during the year before tax	(3,912)	4,327	(2,814)
Tax effects	1,198	(1,325)	864

Total fair value gain (loss) on available-for-sale investments	(2,714)	3,002	(1,950)

16.	Trade and other payables and Related party trade payables

	As of December 31,
	2018	2017
	(Thousands of yen)
Trade payables	1,954,071	1,162,350
Related party trade payables	5,189,472	3,288,093
Account payables-other	1,131,962	710,562
Others	531,995	278,637

	8,807,500	5,439,642

Trade and other payable	3,618,028	2,151,549
Related party trade payables	5,189,472	3,288,093

Total	8,807,500	5,439,642

These payables are non-interest bearing and, in general, are settled within 60 days. Explanation of obligations to related parties are in Note 6.

For explanations on the Group’s liquidity risk management processes, refer to Note 11.

PEPPER FOOD SERVICE CO., LTD.

17.	Leases

17.1	Operating lease commitments—Group as a lessee

The Group leases assets, such as restaurants and equipment with the lease terms ranging from two months to ten years.

Future minimum rentals payable under non-cancellable operating leases as at December 31, 2018, December 31, 2017 are as follows:

	As of December 31,
	2018	2017
	(Thousands of yen)
Within one year	631,246	417,287
After one year but not more than five years	2,272,134	1,723,816
More than five years	1,691,583	1,874,826

Total	4,594,963	4,015,929

The Group recognized ¥717,516 thousand of the above non-cancelable lease payments as part of the provisions for onerous lease contracts. Subsequent to the year end, the Group negotiated the cancelation of ¥1,577,411 thousand of the above non-cancelable lease payments.

Certain lease contracts include variable lease payments, which are lease payments linked to revenue based on tenant lease agreements with shopping centers and the amount of such contingent rent is given in the table below. Lease and sublease expense recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

	NOTE	2018	2017
		(Thousands of yen)
Lease expense in respect of Group owned restaurants	27	2,785,202	1,809,856
Contingent rent in respect of Group owned restaurants	27	555,182	282,704
Lease expense in respect of franchisee properties	26	450,080	403,724

Total		3,790,464	2,496,284

17.2	Operating lease commitments—Group as a lessor

The Group sublets restaurant premises and equipment under operating leases to certain franchisees. While the Group makes the lease payments to the lessor of the original lease, it receives sublease payments from the sub-lessees and recognized within “Revenue from franchised restaurants” in Note 24. Such revenue includes contingent rents of ¥142,537 thousand and ¥136,237 thousand for the years ended December 31, 2018 and 2017, respectively.

PEPPER FOOD SERVICE CO., LTD.

18.	Deferred revenue

	As of December 31,
	2018	2017
	(Thousands of yen)
Niku (Beef) Mileage Program reward	1,107,403	651,054
Area franchise fees	37,898	45,354
Others	139,971	82,458

Total	1,285,272	778,866

Total current	1,162,380	707,186
Total non-current	122,892	71,680

Total	1,285,272	778,866

19.	Advances received

	2018	2017
	(Thousands of yen)
Sponsorship income	39,542	38,342
Multiple franchise fee	16,065	16,065
Design supervision fee	17,701	30,380
Opening cost	19,000	51,000
Others	10,104	28,495

Total	102,412	164,282

20.	Other liabilities

	As of December 31,
	2018	2017
	(Thousands of yen)
Accrued expenses	907,916	695,578
Annual leave obligations	320,692	133,085

Total	1,228,608	828,663

Total current	1,219,491	679,494
Total non-current	9,117	149,169

Total	1,228,608	828,663

PEPPER FOOD SERVICE CO., LTD.

21.	Provisions

	Assets retirement obligations	Provisions for onerous lease contracts	Total
	(Thousands of yen)
As of December 31, 2017	407,792	—	407,792
Arising during the year	453,898	963,538	1,417,436
Change in discount rate	6,029	—	6,029
Settled during the year	(62,200)	—	(62,200)

As of December 31, 2018	805,519	963,538	1,769,057
Total current	513	417,537	418,050
Total non-current	805,006	546,001	1,351,007

Total	805,519	963,538	1,769,057

	Assets retirement obligations	Provision for onerous lease contracts	Total
As of December 31, 2016	236,020	—	236,020
Arising during the year	174,737		174,737
Change in discount rate	1,508	—	1,508
Settled during the year	(4,473)	—	(4,473)

As of December 31, 2017	407,792		407,792
Total current	12,521	—	12,521
Total non-current	395,271	—	395,271

Total	407,792	—	407,792

The Group has recognized a provision for asset retirement obligations associated with leased restaurants. The Group is committed to restoring the site as a result of the termination of leases upon moving out. Generally, costs relating to the restoration of the sites are expected to be paid after 12 years or more after the initial recognition of said obligations.

The Group recognized provisions for onerous contracts of JPY 963,538 thousand. This amount includes related losses of ¥766,801 thousand included in “Other Operating Expenses” (Note 29), and ¥196,736 thousand previously accrued within “Other liabilities” as a result of the spreading of rent holidays in the early periods of the respective leases. The provisions were recognized due to the probable closure of seven out of 11 Ikinari! Steak™ restaurants in the United States and the decline in the expected profitability of the other four Ikinari! Steak™ restaurants in the United States.

PEPPER FOOD SERVICE CO., LTD.

22.	Issued capital and share premium

	Number of shares	Share capital	Share premium
	(Thousands of yen, except shares)
Authorized shares
As of January 1, 2016	35,400,000
As of December 31, 2016	35,400,000
Increase due to stock split(i)	35,400,000
As of December 31, 2017	70,800,000
As of December 31, 2018	70,800,000

Issued and fully paid shares
As of January 1, 2016	9,755,100	1,254,341	534,854
Issued during the year(ii)	104,500	27,640	30,345

As of December 31, 2016	9,859,600	1,281,981	565,199
Increase due to stock split(i)	10,188,700	—	—
Issued during the year(ii)	571,900	203,494	234,869

As of December 31, 2017	20,620,200	1,485,475	800,068
Issued during the year(ii)	198,000	47,349	58,952

As of December 31, 2018	20,818,200	1,532,824	859,020

(i)	This is due to the stock split of 1 share into 2 shares on September 1, 2017. In the above table, share numbers prior to September 1, 2017 have not been restated to reflect the stock split.
(ii)

This is due to the exercise of stock options. During the year ended December 31, 2018, the issued share capital and the share premium increased by ¥47,349 thousand (2017: ¥203,494 thousand) and ¥58,952 thousand (2017: ¥234,869 thousand), respectively, as a result of the issue of 198,000 (2017: 571,900) ordinary shares. The shares issued by the Group are non-par value ordinary shares and all outstanding shares have been fully paid in.

Treasury shares

	Number of shares	Treasury stock
Issued and fully paid shares
December 31, 2016	63	63
Acquired during the year	47	67
Increase due to stock split	110	—

As of December 31, 2017 and 2018	220	130

23.	Stock options

23.1	Description of stock options plans

Stock options of the Group are granted to directors, corporate auditor and employees of the Group. The fair value of stock options granted is estimated at the date of grant using a Monte Carlo simulation model, which utilizes several assumptions including dividend yield, risk-free interest rate and the volatility of the Group’s stock. The model simulates the share price and compares it against the knock-out barrier price, which is reflected into the fair values of the stock options as a market condition. It takes into account expected dividends, and the share price volatility of the Group. There are no cash settlement alternatives for the directors, corporate auditor and employees. The Group does not have a past practice of cash settlement for these awards, and accordingly, the stock option plans are recognized as equity-settled plans.

PEPPER FOOD SERVICE CO., LTD.

The grant date and exercise period of each stock option are as follows:

	Number of options	Grant Date	Exercise period
Series 4 Stock options	913	July 16, 2013	From February 17, 2014 to February 16, 2017
Series 5 Stock options	1,440	October 31, 2014	From April 1, 2015 to March 31, 2018
Series 6 Stock options	2,665	October 14, 2015	From April 1, 2016 to April 30, 2019
Series 7 Stock options	2,179	June 30, 2016	From April 1, 2017 to March 31, 2020
Series 8 Stock options	4,027	April 14, 2017	From April 14, 2019 to April 13, 2022
Series 9 Stock options	2,417	March 14, 2018	From April 1, 2019 to March 31, 2022

Numbers of stock options and shares outstanding are as follows:

	As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Options	Shares	Options	Shares	Options	Shares
Series 4 Stock options	—	—	—	—	136	81,600
Series 5 Stock options	—	—	200	120,000	1,215	729,000
Series 6 Stock options	771	154,200	1,210	242,000	2,390	478,000
Series 7 Stock options	—	—	—	—	2,151	430,200
Series 8 Stock options	3,639	727,800	3,797	759,400	—	—
Series 9 Stock options	—	—	—	—	—	—

Total	4,410	882,000	5,207	1,121,400	5,892	1,718,800

The above table has been adjusted to reflect the effect of the following stock splits. The Group implemented a stock split at a ratio of 2 shares for 1 share as of September 1, 2017 and at a ratio of 3 shares for 1 share as of July 1, 2015.

A holder of the stock options must be directors, corporate auditor or employees of the Group or the Group when exercising the rights, unless the holder is no longer in such a position because he or she has retired at the mandatory retirement age, at the end of his or her term, or for some other valid reason for options.

A holder of the stock options for Series 5, 6, 7, 8 and 9 may exercise the stock options only when the following conditions for each series are met respectively:

Series 9 Stock options were issued but the vesting conditions were not met.

Series 5 Stock options

The amount of accumulated operating income in the audited statements of profit or loss of the Group in the filed securities reports in accordance with Japanese GAAP for the fiscal years from 2014 through 2015 exceeds ¥572 million.

Series 6 Stock options

The amount of operating income in the audited statement of profit or loss of the Group in the filed securities reports in accordance with Japanese GAAP for the fiscal year 2015 exceeds ¥754 million.

The average closing stock price of common stock of the Group on the TSE for any of five consecutive business days is lower than 60% of the exercise price (figure less than ¥1 is rounded down.), at any point during the period stipulated, from the allotment date of the stock options to the expiration date.

PEPPER FOOD SERVICE CO., LTD.

Series 7 Stock options

The amount of net sales in the audited consolidated statement of profit or loss of the Group in the filed securities reports in accordance with Japanese GAAP for the fiscal year 2016 exceeds ¥23,200 million and the amount of operating income exceeds ¥1,031 million.

The average closing stock price of common stock of the Group on the TSE for any of five consecutive business days is lower than 60% of the exercise price (figure less than ¥1 is rounded down.), at any point during the period stipulated, from the allotment date of the stock options to the expiration date.

The Group may acquire the stock options for Series 8 to grant free of charge in the event of the following condition.

Series 8 Stock options

The average closing stock price of common stock of the Group on the TSE for any of five consecutive business days is lower than 60% of the exercise price (figure less than ¥1 is rounded down.), at any point during the period stipulated, before entering into the exercise period.

Series 9 Stock options

The amount of sales and operating income in the audited statement of profit or loss of the Group in the filed securities reports in accordance with Japanese GAAP for the fiscal year 2018 exceeds ¥62,932 million and ¥754 million, respectively.

The average closing stock price of common stock of the Group on the TSE for any of five consecutive business days is lower than 60% of the exercise price (figure less than ¥1 is rounded down.), at any point during the period stipulated, before entering into the exercise period.

The expenses recognized in connection with stock options during the years ended December 31, 2018 and 2017 was ¥70,728 thousand and ¥57,759 thousand, respectively. There were no cancelations or modifications to the awards in 2018 and 2017.

As related party transactions, 570 stock options (114,000 shares) for the Series 6,410 stock options (82,000 shares) for the Series 7, 585 stock options (117,000 shares) for the Series 8 and 550 stock options (55,000 shares) for the Series 9 are granted to the directors and corporate auditor.

23.2	Movement during the year

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, stock options during the year:

		2018		2017		2016
	NOTE	Number of shares	WAEP (Yen per share)	Number of shares	WAEP (Yen per share)	Number of shares	WAEP (Yen per share)
Outstanding at January 1	(i)	1,121,400	765	1,718,800	495	1,568,000	429
Granted during the year	(i)	241,700	4,855	805,400	901	435,800	622
Forfeited during the year	(i)	(1,000)	4,855	(480,200)	647	(76,000)	487
Exercised during the year	(i)(ii)	(198,000)	475	(901,000)	449	(209,000)	263
Expired during the year	(i)	(41,400)	799	(21,600)	142	—	—

Outstanding at December 31	(i)	1,122,700	1,692	1,121,400	765	1,718,800	495

Exercisable at December 31	(i)	154,200	488	362,000	480	1,288,600	453

PEPPER FOOD SERVICE CO., LTD.

(i)

The number of shares underlying the stock options has been adjusted to reflect the effect of the following stock splits. The Group implemented a stock split at a ratio of two shares per share as of September 1, 2017.

(ii)	The weighted average share price at the date of exercise of these options was ¥4,888 (2017: ¥2,764).

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2018 was 2.77 years (2017: 3.21 years).

The weighted average fair value of options granted during the year was ¥154,500 (2017: ¥40,816).

The range of exercise prices for options outstanding at the end of the year was ¥481 and ¥901 (2017: ¥465 to ¥901).

23.3	Valuation models and key assumptions used

The following table lists the inputs to the models used for the three options.

Model used: Monte Carlo simulation model.

	NOTE	Series 6 Stock options	Series 7 Stock options	Series 8 Stock options	Series 9 Stock options
Weighted average fair values at the grant date	(i)	28,355	28,464	40,816	154,500
Dividend yield (%)		1.0	0.9	1.2	0.2
Expected volatility (%)		46.0	47.0	44.0	55.0
Risk-free interest rate (%)		0.0	(0.3)	(0.2)	(0.2)
Expected life of stock options (years)		3.5	3.8	5.0	4.1
Weighted average share price (yen)		502	572	826	4,770
Exercise price (yen)		488	622	901	4,855

(i)	These are the values per stock option. There are 200 shares for Series 8 Stock options.

The expected life of the stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

IFRS 2 is not applied retrospectively for Series 5 Stock options that had vested at the date of transition to IFRS.

24.	Revenue

Revenue mainly represents the amount received and receivable for goods sold during the year, net of sales related tax.

	NOTE	2018	2017	2016
		(Thousands of yen)
Revenue from directly-owned restaurants		43,143,226	25,181,446	15,799,060
Revenue from franchised restaurants	17	5,757,432	3,370,810	2,278,180
Others		185,420	77,475	57,950

Total		49,086,078	28,629,731	18,135,190

PEPPER FOOD SERVICE CO., LTD.

Revenue from contract with customers

24.1	Disaggregation of revenue

Set out below is the disaggregation of the Company’s revenue from contracts with customers:

	For the year ended December 31 2018
	Pepper Lunch™		Ikinari! Steak™		Other Restaurants		Own- brand product	Total
Geographical markets	Directly Owned Stores	Franchise	Directly Owned Stores	Franchise	Directory Owned Stores	Franchise	Directory Owned Store
Japan	3,299,091	1,381,275	37,703,031	3,523,103	1,234,493	56,033	209,493	47,406,519
Other Regions	—	380,811	848,668	—	—	—	—	1,229,479

Sub total	3,299,091	1,762,086	38,551,699	3,523,103	1,234,493	56,033	209,493	48,635,998

Revenue from contracts with customers		5,061,177		42,074,802		1,290,526	209,493	48,635,998
Revenue from other sources		250,017		200,063				450,080
IFRS adjustments		2,343,256		11,857,008		223,391	—	14,423,655

Revenues under segment information		7,654,450		54,131,873		1,513,917	209,493	63,509,733

24.2	Performance obligations

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at 31 December are, as follows:

	2018	2017
	(Thousands of yen)
Within one year	1,114,337	658,510
Over one year and less than 2 years	6,588	6,935
Over 2 years and less than 3 years	6,588	6,588
More than 3 years	17,788	24,375

Total	1,145,301	696,408

The remaining performance obligations expected to be recognized in more than one year relate to area franchise fees that is to be satisfied within 10 years.

25.	Other operating income

	NOTE	2018	2017	2016
		(Thousands of yen)
Reversal of impairment losses of property, plant and equipment	12	2,582	—	2,511
Gain on sales of property, plant and equipment	(i)	482,414	8,769	70,682
Foreign exchange gains, net		—	40	1,308
Others		60,189	56,792	34,061

Total		545,185	65,601	108,562

PEPPER FOOD SERVICE CO., LTD.

(i)

Gain on sales of property, plant and equipment for the year ended December 31, 2018, includes JPY 481,192 thousand of gain recognized on the sales of property, plant and equipment from directly-owned restaurants to franchised restaurants.

26.	Cost of sales

	NOTE	2018	2017	2016
		(Thousands of yen)
Included in cost of sales:
Food and ingredients costs		22,900,261	13,145,137	8,165,277
Lease expense in respect of franchisee properties	17	450,080	403,724	302,219

Total		23,350,341	13,548,861	8,467,496

27.	Selling, general and administrative expenses

	NOTE	2018	2017	2016
		(Thousands of yen)
Depreciation and amortization		1,063,017	521,659	375,158
Utilities		869,679	498,178	390,381
Outsourcing expenses	(i)	370,839	472,715	165,658
Service and commission fees	(ii)	1,351,691	753,783	426,819
Consumables and equipment fees	(iii)	1,285,218	688,808	404,716
Recruitment expense	(iv)	320,966	153,888	101,716
Sanitation expenses	(iv)	311,437	178,561	107,880
Taxes and dues	(iv)	328,942	224,237	158,864
Sales promotion expense	(iv)	275,712	297,545	227,194
Marketing and advertising expense	(iv)	216,127	114,199	81,961

Staff costs
Directors’ remuneration	6	277,632	214,511	170,439
Restaurant staff and other personnel costs	28	11,213,162	6,332,512	4,256,600

Total staff costs		11,490,794	6,547,023	4,427,039

Lease expense paid under operating leases for rented premises of Group owned restaurants	17	3,340,384	2,092,560	1,471,964
Others	(v)	1,192,194	733,368	489,064

Total		22,417,000	13,276,524	8,828,416

(i)	Outsourcing expenses are compensation for contractors who operate Group owned restaurants.
(ii)	Service and commission fees are the fees for third parties. They are mainly composed of credit card fees and compensations for professional services.
(iii)	Consumables and equipment fees are the expenses for purchasing consumable restaurant supplies such as tableware.
(iv)

“Equipment fees”, “Recruitment expense”, “Sanitation expense”, “Taxes and dues”, “Sales promotion expense” and “Marketing and advertising expense” included in “Others” in the previous accounting years are separately disclosed.

(v)	“Others” primarily include such miscellaneous expenses as cleaning, repair and maintenance and travel expenses.

PEPPER FOOD SERVICE CO., LTD.

28.	Employee benefit expenses

	NOTE	2018	2017	2016
		(Thousands of yen)
Included in administrative expenses:
Wages and salaries		9,877,453	5,553,793	3,739,905
Bonuses		294,057	197,105	113,410
Other employee benefits	(i)	975,509	523,855	363,850
Stock option expense		66,143	57,759	39,435

Total		11,213,162	6,332,512	4,256,600

(i)

Other employee benefits include costs for social welfare. The Group accounts for the public social welfare in the same way as a multi-employer plan. The Group recognized ¥478,227 thousand in the Company and ¥34,011 thousand in the subsidiary as the cost of the public social welfare in 2018 (¥277,134 thousand in 2017 and ¥191,363 thousand in 2016).

29.	Other operating expenses

	NOTE	2018	2017	2016
		(Thousands of yen)
Loss on disposals of property, plant and equipment		5,278	19,008	10,448
Impairment losses	12,13	1,291,844	22,449	29,714
Changes in assets retirement obligations		—	10,088	6,210
Cost of onerous lease contracts	21	766,801	—	—
Others	(i)	50,654	28,529	18,978

Total		2,114,577	80,074	65,350

(i)	“Others” include such miscellaneous losses as penalty from cancelation of lease agreements, cash resister shortage at restaurants, loss from theft of cash at restaurants.

30.	Finance income

	2018	2017	2016
	(Thousands of yen)
Interest income from bank deposits	5,687	603	248
Imputed interest arising from other financial assets	3,459	19,141	25,406
Dividend income	342	213	239

Total	9,488	19,957	25,893

PEPPER FOOD SERVICE CO., LTD.

31.	Finance costs

	2018	2017	2016
	(Thousands of yen)
Interest expenses on interest bearing loans and borrowings	26,037	13,559	11,695
Imputed interest arising from other financial liabilities
Financial liabilities at amortized cost, other than interest-bearing loans and borrowings	19,830	12,506	8,850
Financial liabilities at Fair value through profit and loss
Loss on valuation of fair value at insurance deposits	41,879	—	—

Total	87,746	26,065	20,545

32.	Earnings per share (EPS)

Basic EPS amounts are calculated by dividing the profit for the year attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS computations:

	2018	2017	2016
	(Thousands of yen, except number of shares)
Profit for the year attributable to shareholder of the Group for basic earnings and diluted EPS	320,377	1,144,817	577,828

Basic EPS
Weighted average number of common shares for basic EPS(i)	20,754,843	20,148,700	19,579,647
Basic EPS	15.44	56.82	29.51

Diluted EPS
Increase in number of shares due to the effect dilution	858,992	1,233,660	286,967
Weighted average number of shares adjusted for the effect of dilution(i)	21,613,835	21,382,360	19,866,614
Diluted EPS	14.82	53.54	29.09

(i)	The weighted average number of shares takes into account the weighted average effect of changes resulting from treasury share transactions during the year.

As of September 1, 2017, the Group implemented a stock split at a ratio of two shares per common share. For this reason, basic earnings per share and diluted earnings per share are calculated assuming that the stock split was made at the beginning of the previous fiscal year.

PEPPER FOOD SERVICE CO., LTD.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

33.	Distributions made and proposed

	NOTE	2018	2017
		(Thousands of yen)
Cash dividends on ordinary shares declared and paid:
Final dividend for 2017: ¥15 yen per share (Final dividend for 2016: ¥10 yen per share)	(i)	309,299	98,595

Interim dividend for 2018: ¥15 yen per share (Interim dividend for 2017: ¥20 yen per share)	(ii)	311,859	201,426

Total		621,158	300,021

(i)

The Group resolved to pay final dividends from retained earnings at the ordinary general shareholders meeting convened on March 29, 2018 (Final dividend for 2016: March 29, 2017). The dividends for which the declared date is December 31, 2017 (Final dividend for 2016: December 31, 2016) are paid on or after March 30, 2018 (Final dividend for 2016: March 30, 2017) as the effective date.

(ii)

The Group resolved to pay interim dividends from retained earnings at the meeting of Board of Directors convened on July 30, 2018 (Interim dividend for 2017: July 28, 2017). The dividends for which the declared date is June 30, 2018 (Interim dividend for 2017: June 30, 2017) are paid on or after September 7, 2018 (Interim dividend for 2017: September 8, 2017) as the effective date.

34.	Capital commitments

At December 31, 2018, the Group has commitments of ¥571,682 (¥342,700 thousand in 2017) thousand relating to the renovation of new stores.

35.	Reconciliation of liabilities arising from financing activities

The main changes in liabilities arising from financing activities are fluctuations due to financial cash flows and there are no significant non-cash changes.

PEPPER FOOD SERVICE CO., LTD.

36.	Collateral

In purchase transactions from SFoods Inc., the following trade and other receivables and some of the property, plant, and equipment are pledged as collateral. Some of the property, plant, and equipment in the table below are pledged as collateral for bank borrowings.

		As of December 31,
	NOTE	2018	2017
		(Thousands of yen)
Pledged assets
Trade and other receivables		2,323,337	1,250,742
Property, plant and equipment		402,572	238,253
Others		—	50,136

Total		2,725,909	1,539,131

Correspondence liabilities
Related party trade payables	16	5,189,472	3,288,093
Interest-bearing loans and borrowings	11	—	1,340,446

Total		5,189,472	4,628,539

37.	Events after the reporting period

Proposed dividends on ordinary shares are subject to approval at the annual general meeting, which were approved on March 29, 2019, and are not recognized as a liability as at December 31, 2018 as they do not meet the definition of a liability at that date. The dividend is ¥15 per share, and the total amount is ¥312,269 thousand.

38.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group intends to adopt these standards, when they become effective.

IFRS 16 Leases (IFRS 16) was issued in January 2016 and it replaces IAS 17 Leases (IAS 17), IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees—leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

PEPPER FOOD SERVICE CO., LTD.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16, which is effective for annual periods beginning on or after 1 January 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Group expects to apply the standard using the modified retrospective approach as a lessee and accordingly, the cumulative effect of applying the new standard will be recognized as an adjustment to the opening balance of retained earnings as of 1 January 2019. Comparative information will not be restated. The Group expects to elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. The Group will therefore not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4.

The Group expects to elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application of the new standard, and lease contracts for which the underlying asset is of low value.

The Company anticipates IFRS 16 will have a material impact on the consolidated balance sheet due to the significance of the Company’s operating lease portfolio. The Company anticipates a minimal impact on the consolidated statement of income. The impact of IFRS 16 is non-cash in nature; therefore, it will not affect the Company’s cash flows.